    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 1995

                                                         REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                 ANACOMP, INC.
             (Exact name of registrant as specified in its charter)

                    INDIANA                                        35-1144230
(State or other jurisdiction of incorporation or     (I.R.S. employer identification number)
                  organization)

                          11550 NORTH MERIDIAN STREET
                                 P.O. BOX 40888
                          INDIANAPOLIS, INDIANA 46240
                                 (317) 844-9666
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             GEORGE C. GASKIN, ESQ.
                               CORPORATE COUNSEL
                                 ANACOMP, INC.
                               ONE BUCKHEAD PLAZA
                                   SUITE 1700
                             ATLANTA, GEORGIA 30305
                                 (404) 262-2667
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

             MICHAEL C. RYAN, ESQ.                            JOHN W. WHITE, ESQ.
         CADWALADER, WICKERSHAM & TAFT                      CRAVATH, SWAINE & MOORE
                100 MAIDEN LANE                                825 EIGHTH AVENUE
            NEW YORK, NEW YORK 10038                        NEW YORK, NEW YORK 10019
                 (212) 504-6000                                  (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF         AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED       PER UNIT(1)   OFFERING PRICE(1) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
Senior Secured Notes due 2002....   $225,000,000         100%         $225,000,000        $77,587
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                            DATED             , 1995

PROSPECTUS

$225,000,000

ANACOMP, INC.

   % SENIOR SECURED NOTES DUE 2002

The   % Senior Secured Notes due 2002 (the "Notes") are being offered (the
"Offering") by Anacomp, Inc. ("Anacomp" or the "Company"). The Notes will mature
on               , 2002. Interest on the Notes is payable semi-annually on each
            and             , commencing             , 1995. The Offering is
part of a refinancing by the Company consisting of the Offering, the concurrent establishment of a revolving credit facility in an aggregate principal amount of up to $70 million (the "Revolving Credit Facility") and the application of certain of the net proceeds of the Offering to retire $201.7 million of the Company's indebtedness and trade payables. The closings of the Offering and the Revolving Credit Facility are conditioned upon one another and upon the receipt of certain consents from holders of the Company's 15% Senior Subordinated Notes due 2000. See "The Refinancing" and "Use of Proceeds".

The Notes will be senior obligations of the Company secured by substantially all the assets of the Company, other than accounts receivable, inventory and the proceeds thereof, which will secure the Revolving Credit Facility (collectively, the "Collateral"), and will rank pari passu in right of payment with all existing and future senior obligations of the Company, including the Revolving Credit Facility. The assets comprising the Collateral will consist of (i) tangible assets with a book value substantially less than the aggregate principal amount of the Notes and (ii) intangible assets (principally goodwill).

The Notes will be redeemable at the option of the Company, in whole or in part,
on or after             , 2000, at      % of the principal amount thereof, plus
accrued interest. After             , 2001, the Notes are redeemable at par.
Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at 101% of the principal amount thereof, plus accrued interest. In addition, the Company will be required in certain circumstances to make an offer to purchase Notes at a purchase price equal to par, plus accrued interest, from the proceeds of certain sales of assets.

The Company does not intend to list the Notes on any securities exchange. No assurance can be given that any market for the Notes will develop, or, if such a market develops, as to the liquidity of such market.

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------
                                     PRICE TO              UNDERWRITING          PROCEEDS TO
                                     PUBLIC(1)              DISCOUNT              COMPANY(1)(2)

Per Note...........................         %                     %                     %
Total..............................  $                     $                     $
- ---------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from              , 1995, to the date of
     delivery.
(2) Before deducting expenses payable by the Company, estimated to be $      .

The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about             , 1995.

- ----------------------------------------------

SALOMON BROTHERS INC
- --------------------------------------------------------------------------------

The date of this Prospectus is           , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (collectively with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits filed as a part thereof and otherwise incorporated therein for further information with respect to the Company and the Notes offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of each document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at the addresses set forth below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, Room 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company's common stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Midwest Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, where reports, proxy statements and other information concerning the Company can also be inspected.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, filed by Anacomp with the Commission pursuant to the Exchange Act (File No. 1-8328), is hereby incorporated in this Prospectus by reference and made a part hereof. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Notes made hereby shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Corporate Communications, Anacomp, Inc., 11550 North Meridian Street, P.O. Box 40888, Indianapolis, Indiana 46240, telephone number (317) 844-9666.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, "Anacomp" or the "Company" means Anacomp, Inc. and its subsidiaries. The Company's fiscal year ends September 30.

                                  THE COMPANY

     Anacomp is the world's leading full-service provider of micrographics systems, services and supplies with over 15,000 customers in more than 65 countries. Micrographics is the conversion of information stored in digital form or on paper to microfilm or microfiche. The Company has the world's largest installed base of micrographics recorders (58% of those in use), which enables Anacomp to generate a significant portion of its revenue by providing related maintenance services and consumable supplies. In addition, the Company provides micrographics outsourcing services through its 50 data service centers. Together, Anacomp's service-related businesses have generated more than 65% of its annual revenues in each of the last three fiscal years. The Company also is a leading manufacturer and distributor of a wide range of magnetics storage products. Anacomp's customers include a majority of the Fortune 500, leading financial institutions and government agencies, such as AT&T Corp., The Boeing Company, Citicorp, Deutsche Bank AG, Electronic Data Systems Corp., the U.S. Army and the U.S. Social Security Administration. In the fiscal year ended September 30, 1994, Anacomp's revenues were approximately $593 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") was approximately $114 million.

     The volume of data being generated and processed by businesses and governments is growing rapidly, primarily as a result of the increasing power and prevalence of computers. In 1994, more than 90% of this data was stored on paper, which is the most costly and inefficient way to store information. Faced with this growing volume of information, private and public enterprises are increasingly relying on a wide range of technologies to facilitate the storage and retrieval of data. These technologies include DASD (direct access storage device), optical disk, magnetic tape and micrographics. Given their complementary functions, organizations typically employ several storage and retrieval technologies simultaneously. Demand for each depends on several important attributes, including cost, speed of retrieval, ongoing feasibility of retrieval technology, longevity and data integrity. The optimal mix of these attributes changes according to the frequency of information usage and the urgency of its retrieval. For example, large commercial banks, with millions of monthly customer bank statements, receive frequent inquiries during the initial weeks after the statements are generated. At this stage, a high-cost but fast-access technology such as DASD is typically used. However, as the frequency and urgency of customer requests decreases over time, the data may be migrated to a low-cost but relatively slower retrieval technology such as micrographics.

     Micrographics is the least expensive of all storage and retrieval technologies, costing approximately $0.08-$0.15 per megabyte in 1994, compared to $3.50-$7.00 per megabyte for DASD, $1.50-$3.50 per megabyte for optical disk and $0.30-$1.00 per megabyte for magnetic tape. In addition to this cost advantage, micrographics is the most stable storage medium as it is human readable and, accordingly, does not require sophisticated electronic retrieval devices that are subject to rapid technological change. Information stored on microfilm or microfiche is estimated to remain usable for over 100 years, making micrographics the preferred method of storing information for extended periods of time. Micrographics also has the highest degree of integrity because data cannot be altered once recorded onto microfilm or microfiche.

     The Company seeks to expand the value of micrographics and target new digital storage markets by implementing the following strategies:

        - Enhance Leadership in Micrographics. Anacomp is expanding its leadership position in micrographics by (i) continuing to drive the pace of technological innovations through the introduction of new micrographics features and products, (ii) offering upgraded capabilities and services through the Company's data service centers and (iii) acquiring companies or assets that are available at attractive prices as a result of industry consolidation, with an emphasis on acquisitions of data service centers.

        - Pursue Strategic Alliances. Anacomp is developing new micrographics, digital and consumable products through alliances with leading technology companies such as International Business Machines Corporation, Xerox Corporation, FileNet Corporation and Eastman Kodak Company. The Company will continue to pursue strategic alliances in order to gain access to new technologies and reduce development time and expenses. Anacomp's micrographics technological leadership, worldwide distribution network and base of over 15,000 customers should continue to make Anacomp an attractive strategic alliance partner.

        - Seek International Growth. Anacomp intends to pursue international opportunities by targeting new markets in Asian and Latin American countries that have relied almost exclusively on paper storage and have no or minimal previous exposure to micrographics. For example, in 1994, the Company placed its first two micrographics systems in China.

        - Continue Cost Reductions. The Company continues to streamline its operations in an effort to reduce costs in recognition of recent declines in revenues. These initiatives include consolidating manufacturing operations and supply relationships, outsourcing manufacturing functions and centralizing administration, customer service and order entry. The Company estimates that these measures will generate $6 to $8 million in annual savings at current volume levels.

                                THE REFINANCING

     The Offering is part of a refinancing by Anacomp (the "Refinancing") that also consists of (i) the concurrent establishment of a revolving credit facility in an aggregate principal amount of up to $70 million (the "Revolving Credit Facility") and (ii) the application of certain of the net proceeds from the Offering to retire approximately $201.7 million of the Company's indebtedness and trade payables. In connection with the Refinancing, the Company is soliciting consents (the "Consents") from holders of its 15% Senior Subordinated Notes due 2000 (the "15% Subordinated Notes") in order to modify or eliminate certain provisions of the indenture relating to the 15% Subordinated Notes (the "Subordinated Indenture") necessary to permit, among other things, the Refinancing. See "The Refinancing" and "Use of Proceeds".

     The closings of the Offering and the Revolving Credit Facility will be conditioned upon each other and upon the receipt of the required Consents from holders of the 15% Subordinated Notes.

     The Refinancing will (i) eliminate an aggregate of $153 million in debt amortization in fiscal years 1995 through 1998, thereby providing Anacomp with additional cash for product development and enhancement and for acquisitions;
(ii) simplify Anacomp's capital structure by consolidating long-term indebtedness; and (iii) provide Anacomp with the flexibility to refinance the 15% Subordinated Notes if the Company elects, subject to market conditions, to redeem the 15% Subordinated Notes after they become redeemable in November 1995.

                                  THE OFFERING

Securities.................  $225 million aggregate principal amount of      %
                             Senior Secured Notes due 2002.

Maturity Date..............              , 2002.

Interest Payment Dates.....              and             , commencing
                                         , 1995.

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, on or after
                                         , 2000, at      % of the principal
                             amount thereof, declining to 100% of the principal
                             amount thereof on or after             , 2001,
                             plus, in each case, accrued and unpaid interest. See "Description of the Notes -- Optional Redemption".

Ranking....................  The Notes will be senior secured obligations of the
                             Company and will rank pari passu with all other existing and future senior obligations of the Company, including the Revolving Credit Facility, and senior to all existing and future subordinated or junior indebtedness of the Company.

Security...................  The Collateral securing the Notes will consist of substantially all the assets of the Company, other than accounts receivable, inventory and the proceeds thereof. The Collateral will include after-acquired assets of the Company to the extent that such assets are acquired by the Company without financing secured by a lien on such assets. See "Risk Factors -- Potential Inadequacy of Security" and "Description of the
                             Notes -- Collateral".

Change of Control..........  Upon a Change of Control, the Company will be required to make an offer to purchase the Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. See "Description of the Notes -- Change of Control".

Asset Sale Proceeds........  The Company will be required in certain circumstances to make offers to purchase Notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain sales or other dispositions of assets by the Company or certain of its subsidiaries. See "Description of the Notes -- Certain Covenants -- Limitation on Sales of Assets and Restricted Subsidiary Stock".

Principal Covenants........  The Indenture (as defined herein) relating to the
                             Notes will contain covenants limiting, among other things, (i) the incurrence of additional indebtedness by the Company and certain of its subsidiaries, (ii) the payment of dividends on, and the redemption of, capital stock of the Company and certain of its subsidiaries, (iii) the redemption of certain subordinated obligations of the Company and certain of its subsidiaries and the making of certain investments by the Company and certain of its subsidiaries, (iv) the sale by the Company and certain of its subsidiaries of assets and certain subsidiary stock, (v) transactions between the Company and its affiliates, (vi) liens on the Collateral securing the Notes, (vii) sale/leaseback transactions by the Company and certain of its subsidiaries and (viii) consolidations and mergers and transfers of all or substantially all the Company's and certain of its subsidiaries' assets. However, all these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the Notes -- Certain Covenants" and
                             "-- Consolidation, Merger and Sale of Assets".

Use of Proceeds............  The net proceeds of the Offering will be used to repay approximately $201.7 million of the Company's existing indebtedness and trade payables, as well as for general corporate purposes. See "Use of Proceeds".

                                  RISK FACTORS

     A number of factors could adversely affect the Company's ability to make payments on the Notes, including the following business risks: Adverse Effect of Growth of Digital Technologies, Recent Declines in Revenues, Quarterly Earnings Fluctuations, Availability of Polyester and Certain Other Supplies, New Products and International; and the following transaction risks: Substantial Leverage, Ability to Repay Notes and Other Debt, Potential Inadequacy of Security, Conflicts Between the Indenture and the Subordinated Indenture, Covenant Compliance and Lack of Public Market.

               SUMMARY CONSOLIDATED OPERATING AND FINANCIAL DATA

     The following table summarizes selected consolidated historical operating and financial data of the Company for the five fiscal years ended September 30, 1994, and as of September 30, 1994, which were derived, except as otherwise noted, from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The table also summarizes selected unaudited consolidated historical operating and financial data for the three-month periods ended December 31, 1994 and 1993 and as of December 31, 1994, derived from unaudited interim consolidated financial statements of the Company, which, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The following table also includes certain unaudited pro forma financial data that reflect adjustments necessary to give effect to the Offering and the Revolving Credit Facility (assuming no borrowings thereunder) and the use of the net proceeds from the Offering as described under "Use of Proceeds". The pro forma financial data do not purport to represent the Company's results of operations or financial condition had the Refinancing been effective for the periods indicated and do not purport to project the Company's results of operations and financial condition for any future period. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Selected Consolidated Operating and Financial Data", "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's historical consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                           THREE MONTHS ENDED
                              DECEMBER 31,                        YEAR ENDED SEPTEMBER 30,
                           -------------------     ------------------------------------------------------
                             1994       1993         1994         1993       1992       1991       1990
                           --------   --------     --------     --------   --------   --------   --------
                                              (IN THOUSANDS OF DOLLARS, EXCEPT RATIOS)
OPERATING DATA:
Revenues.................             $138,783     $592,599     $590,208   $628,940   $635,361   $652,238
Cost of sales............               96,292      420,483      404,752    428,308    423,956    431,047
Selling, general and
  administrative
  expenses...............               21,848       92,539       96,822    100,330    105,861    108,589
Income from continuing
  operations.............               20,643       79,577       88,634    100,302    105,544    112,602
Interest expense.........               16,610       65,633       66,526     69,101     76,949     81,080
Net income...............                9,901(a)    14,955(a)    18,591     26,921     29,205      9,576

OTHER FINANCIAL DATA:
EBITDA(b)................             $ 28,607     $114,192     $121,640   $134,871   $137,095   $148,854
Capital expenditures.....                3,039       18,868       20,726     18,755     13,916     22,182
Pro forma interest
  expense(c).............                   --       69,118           --         --         --         --
Ratio of EBITDA to pro
  forma interest
  expense................                   --         1.65x          --         --         --         --
Ratio of pro forma total
  debt to EBITDA.........                   --         3.91x          --         --         --         --

                                                     AS OF DECEMBER 31, 1994
                                                    -------------------------
                                                    PRO FORMA(C)      ACTUAL      AS OF SEPTEMBER 30, 1994
                                                    ------------     --------     ------------------------
                                                                  (IN THOUSANDS OF DOLLARS)
BALANCE SHEET DATA:
Cash..............................................                                        $ 19,871
Property, plant, and equipment -- net.............                                          66,769
Intangible assets(d)..............................                                         279,607
Total assets......................................                                         658,639
Total debt........................................                                         411,847
Redeemable preferred stock........................                                          24,478
Stockholders' equity..............................                                          49,756

(a) The Company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes, in the quarter ended December 31, 1993. The adoption resulted in a one-time increase to net income of $8,000 reflecting the cumulative effect on prior years of this accounting change.
(b) EBITDA represents earnings before interest, income taxes, depreciation and amortization. Management believes that EBITDA, as presented, provides an indicator of the Company's ability to service or incur indebtedness. EBITDA should not be considered as an alternative to net income (as determined in accordance with GAAP) as a measure of the Company's operating results or to cash flows (as determined in accordance with GAAP) as a measure of the Company's liquidity.
(c) The pro forma data give effect to the Refinancing (assuming no borrowings under the Revolving Credit Facility) and the application of the estimated net proceeds therefrom as if the Refinancing had occurred at the beginning of the periods presented, or, in the case of balance sheet data, at the end of the period. Pro forma interest expense represents interest expense for the Notes as if the Notes were outstanding at the beginning of the periods presented. The pro forma balance sheet data give effect to after-tax charges
    of approximately $      relating to the non-cash write-off of unamortized
    debt issuance costs and unamortized debt discount of the debt instruments
    retired and approximately $      relating to the make-whole payments
    required upon the redemption of the 12.25% Series B Senior Notes due 1997. The balance sheet data also reflect the capitalization of the costs and fees
    incurred in connection with the Refinancing, estimated to be $      . See
    "Use of Proceeds".
(d) Intangible assets represent primarily the excess of purchase price over net assets of businesses acquired, which generally is amortized on the straight-line method over 40 years.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective purchasers of the Notes should carefully consider the matters set forth below before making an investment decision.

BUSINESS RISKS

  Adverse Effect of Growth of Digital Technologies

     The data storage and management industry facilitates the storage and retrieval of large volumes of data on systems and with products utilizing various technologies, including DASD, optical disk, magnetic tape and micrographics. Anacomp primarily competes, as it has done historically, in the micrographics segment of the data storage and management industry. Micrographics represented 82% of the Company's fiscal 1994 revenues and are expected to remain the Company's primary source of revenues for the foreseeable future. Technological advancements and attendant price declines have recently lead to a significant increase in the use of digital systems and products, which generally have easier and quicker retrieval abilities. This trend is expected to continue as there are further technological advances in, and decreases in the cost of, digital systems and products.

     Revenues for Anacomp's micrographic services and products have been adversely affected for each of the past four fiscal years (see "-- Recent Declines in Revenues") and could in the future be substantially adversely affected by, among other things, the increasing use of digital technology. The future effect of digital and other technologies on the demand for micrographics will depend, in part, on the extent of further technological advances and cost decreases in such technologies. Nonetheless, potential micrographics customers have deferred, and may continue to defer, investments in micrographics systems (including the Company's XFP 2000 system) and the utilization of micrographics data service centers while evaluating the abilities of digital and other technologies.

     The continuing development of local area computer networks and similar systems has resulted and will continue to result in at least some Anacomp customers changing their use of micrographics from data storage and retrieval to primarily data storage. The Company believes this is at least part of the reason for the declines in the past two fiscal years in sales of the Company's duplicate film, readers and reader/printers. Anacomp's service centers also are producing fewer duplicate microfiche per original for customers, reflecting this use of micrographics primarily for storage. The rapidly changing data storage and management industry also has resulted in intense price competition in certain of the Company's markets, particularly micrographics services. Anacomp's operating margins have decreased to 13.4% in fiscal 1994 from 15.0% in 1993 and 15.9% in 1992.

  Recent Declines in Revenues

     As a result of the rapidly changing nature of the data storage and management industry, the Company has experienced declining or flat revenues in each of the last four fiscal years. Revenues for fiscal 1994, excluding contributions from acquisitions made by Anacomp during 1994, decreased $29.1 million from 1993. Fiscal 1993 revenues decreased $42.6 million compared to the prior year, and revenues in fiscal 1992 decreased $11.7 million from 1991, excluding, in each case, acquisitions made by Anacomp during such fiscal year. Reduced demand for duplicate film and retrieval devices has caused revenues from sales of Anacomp's micrographics supplies and equipment, which accounted for 35% of fiscal 1994 revenues, to decline 8% in fiscal 1994 from 1993 and 6% in 1993 from 1992. Decreasing prices, and less duplicate film production, have adversely affected Anacomp's micrographics services business (22% of fiscal 1994 revenues). Revenues from Anacomp's COM (Computer Output to Microfilm) systems sales (accounting for 10% of fiscal 1994 revenues) declined 22% in 1994 from 1993. Sales of the Company's XFP 2000 system to third parties declined from 274 units in fiscal 1993 (its highest year) to 165 units in 1994. There can be no assurances that the addition to the XFP 2000 systems of the Xerox Corporation ("Xerox") and International Business Machines Corporation ("IBM") high speed print data stream features described herein will offset the declining sales. Maintenance service revenues, accounting for 15% of fiscal 1994 revenues, increased 4% in 1994 from 1993 but decreased 5% in 1993 from 1992. Although revenues for the Company's magnetics products (17% of fiscal 1994 revenues) increased 36% in 1994 from 1993, this was largely a result of the acquisition of Graham Magnetics, Inc. ("Graham"). In 1993, revenues for magnetics products declined 27% from 1992, due in large part to the completion of a one-time original equipment manufacturer arrangement. Demand for open reel tape, 92% of which is supplied by Anacomp, has been declining and is expected to continue to decline at a rate of 30% per year as newer data storage technologies continue to gain market share. Demand for 3480 magnetics cartridges (of which Anacomp has a 35% worldwide market share) is expected to decline by approximately 8% per year, while the market for 3490E magnetics cartridges (which are replacing 3480 cartridges and of which Anacomp has a 30% worldwide market share) is expected to grow by 35% per year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition".

     Anacomp has used acquisitions in the past to try to offset declining revenues and increase market share. If Anacomp continues to experience declining revenues, it may depend, in part, on acquisitions to try to offset such declines, and there can be no assurance that the Company will be able to effect any such further acquisitions. For example, revenues for the Company's micrographics services business increased 5% in fiscal 1994 from 1993 largely because of the acquisition of 16 data service centers or related customer bases. Revenues for micrographics services declined 2% in fiscal 1993 from 1992, a period during which only four data service centers were acquired. Acquisitions generally have been of companies in markets in which Anacomp already competes. The Company's substantial leverage limits the amount of cash flow available for investment. The Indenture for the Notes and the terms of the Company's other indebtedness will restrict the Company's ability to make acquisitions. See
"-- Substantial Leverage".

  Quarterly Earnings Fluctuations

     Sales of the Company's COM systems, including its XFP 2000 systems, vary significantly from quarter to quarter depending on various factors, including the level and timing of orders and shipments, customer requirements, the mix of product features selected and pricing changes, some of which are not within the control of the Company. Additionally, as is the case with many technology companies, a significant portion of the Company's sales of its COM systems typically occurs in the last few weeks of a quarter. As a result, Anacomp's COM systems revenues may shift from one quarter to the next, having a significant effect on reported results, and quarterly revenues and reported results cannot be accurately estimated even a few weeks prior to the end of a quarter. See note 16 to the Company's consolidated financial statements appearing elsewhere herein.

  Availability of Polyester and Certain Other Supplies

     Polyester is the basic raw material for the Company's film and magnetics products. In fiscal 1994, Anacomp used more than 11 million pounds of polyester, costing approximately $20 million, in its magnetics business (including amounts purchased by Graham prior to its acquisition by Anacomp). Substantial amounts of this polyester were purchased from SKC Limited and SKC America, Inc. (collectively, "SKC"). There is currently a worldwide shortage of polyester, and the price of magnetics-based polyester is expected to increase 5% to 10% over the next two years. Large increases in the price of polyester are likely to affect the Company's operating margins adversely as the maturity of the Company's magnetics markets makes it difficult to effect price increases. Anacomp and its vendors, including SKC, are currently negotiating polyester price increases relating to magnetics products, and there can be no assurance as to the outcome of any such negotiations.

     Certain third parties are the sole suppliers of some of the Company's raw materials and products. SKC is the Company's sole duplicate microfilm supplier, while Eastman Kodak Company ("Kodak") is the sole supplier of the original microfilm used in Anacomp's XFP 2000 systems. Polyester is the principal raw material in microfilm. Any disruption in the supply relationship between the Company and its vendors, including SKC and Kodak, could result in delays or reductions in product shipment or increases in product costs that adversely affect the Company's operating results in any given period. In the event of any such disruption, there can be no assurances that the Company could develop alternative sources at acceptable prices and within reasonable times.

  New Products

     The Company is attempting to introduce new data storage and management products and services incorporating alternative technologies, including those based on digital technologies. These products and services are all recent introductions and, accordingly, have limited or no revenues to date. The markets for such new products and services are very competitive, and there can be no assurances that Anacomp's products and services will achieve market acceptance. The Company has no experience in the manufacture, sale or marketing of these new products and services. The Company currently is in the process of reeducating and refocusing its sales force to sell its new products and services, as well as its more traditional COM products and services, and there can be no assurances that this will be successfully achieved. The Company's substantial leverage also may hinder the development and deployment of new technologies. See
"-- Substantial Leverage".

  International

     The Company's financial results are dependent in part on its international operations, which represented 29% of revenues for fiscal 1994. Anacomp expects that its international operations will continue to be a significant portion of the Company's business as the Company seeks to expand its international presence. Certain risks are inherent in international operations, including exposure to currency fluctuations. From time to time in the past, the Company's financial results have been affected both favorably and unfavorably by fluctuations in currency exchange rates. In fiscal 1993, a relatively stronger U.S. dollar as compared with fiscal 1992 reduced revenues and operating income of the Company's foreign subsidiaries by $8.7 million and $1.4 million, respectively, as the foreign currency results were translated into U.S. dollars. The impact of foreign currency fluctuations in fiscal 1994 was not significant. Future unfavorable fluctuations in currency exchange rates also may have an adverse impact on the Company's revenues and operating results. Anacomp does not currently enter into hedging arrangements, although it may do so in the future.

TRANSACTION RISKS

  Substantial Leverage

     The Company is highly leveraged and substantially all its assets are or will be mortgaged or subject to security interests. For the twelve-month period ended on September 30, 1994, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") was $114.2 million. For the same period, the Company's pro forma interest expense, as adjusted to give effect to the issuance of the Notes, the creation of the Revolving Credit Facility (assuming no borrowings thereunder) and the use of net proceeds from the Notes, would have been $69.1 million. On the same pro forma basis, as of September 30, 1994, the Company's total long-term indebtedness would have been $446.6 million, the Company would have been permitted to borrow up to $70 million under the Revolving Credit Facility and the Company would have had no amortization payments during fiscal years 1995 through 1998.

     Concurrently with the issuance of the Notes, the Company will be entering into the Revolving Credit Facility in an aggregate principal amount of up to $70 million. See "The Refinancing". After the Refinancing, the Company's other indebtedness will consist (as of September 30, 1994) of $224.9 million in aggregate principal amount of its 15% Subordinated Notes and $2.2 million of capital leases and other indebtedness. Subject to the terms of the Notes and the Company's other indebtedness, the Company may incur additional indebtedness from time to time, in connection with acquisitions or otherwise.

     The degree to which the Company is leveraged, together with the covenants imposed by the Company's indebtedness, including the Notes, could have adverse consequences to holders of the Notes, including the following: (i) substantial cash flow from the Company's operations will be required for the payment of principal and interest on its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future, whether for acquisitions, capital expenditures, refinancings or otherwise, may be impaired; (iii) the Company may be more leveraged than certain of its competitors, which may place it at a competitive disadvantage; (iv) the Company's loan and other debt agreements (including the Indenture) will impose significant financial and operating restrictions; and (v) the Company's high degree of leverage may make it more vulnerable to changes in economic conditions and may limit its ability to withstand competitive pressures and technological developments, consummate acquisitions and capitalize on significant business opportunities.

  Ability to Repay Notes and Other Debt

     The Company will require substantial cash flow to meet its interest payment obligations with respect to the Notes, the Revolving Credit Facility (to the extent drawn upon), the 15% Subordinated Notes and any other borrowings. The Company's cash flow is dependent on the Company's future performance and is subject to financial, economic and other factors, some of which are beyond its control. If the Company is unable to generate such cash flow from operations or otherwise to satisfy its interest obligations on the Notes and other indebtedness, it may be required to refinance all or a portion of such obligations or to sell assets.

     The Company expects that any payment of the principal of any of the Notes, the 15% Subordinated Notes (which become redeemable at Anacomp's option beginning in November 1995 and which have mandatory sinking fund obligations of $72 million in each of November 1998 and November 1999) or any other borrowings, whether upon maturity, acceleration, redemption, under a sinking fund obligation or other repurchase obligation, such as a change of control, may have to be refinanced in whole or in part or financed by the sale of assets or similar transactions. The Indenture and other debt instruments of Anacomp contain restrictions on the Company's ability to incur additional indebtedness and to sell assets and, notwithstanding such restrictions, the Company may not be able to effect a refinancing or sell assets on acceptable terms when needed.

  Potential Inadequacy of Security

     The proceeds of any sale of the Collateral following an event of default under the Indenture may not be sufficient to repay the Notes in full. The Notes will be secured with a lien on the Collateral, which will consist of substantially all the Company's assets, other than accounts receivable, inventory and the proceeds thereof. The Collateral will include after-acquired assets of the Company to the extent that such assets are acquired by the Company without financing secured by such assets. The Indenture for the Notes permits the Collateral to be subject to Permitted Liens (as defined herein).

     Although the Collateral consists of substantially all the assets of the Company, most of Anacomp's assets consist of goodwill, other intangibles, accounts receivable and inventory. The tangible assets comprising the Collateral, which, as of September 30, 1994, had a book value of approximately $70.9 million, will consist primarily of processing equipment, manufacturing equipment and tooling, spare parts, long-term receivables, leasehold improvements, office furniture and land and buildings. Anacomp's principal manufacturing facility in Poway, California is leased by the Company. Anacomp's accounts receivable and inventory are pledged as security for the Revolving Credit Facility and are not part of the Collateral. The common stock and assets of the U.S. Restricted Subsidiaries (as defined herein) of the Company are part of the Collateral. However, the U.S. Restricted Subsidiaries are non-operating companies and have no significant assets. The Collateral also includes 65% of the common stock of the Company's Foreign Restricted Subsidiaries (as defined herein). Although certain of the Foreign Restricted Subsidiaries are operating companies, they have few assets, other than accounts receivables and inventory, which may be pledged to secure foreign currency revolving credit facilities. There is no public market for the common stock of either the U.S. Restricted Subsidiaries or the Foreign Restricted Subsidiaries.

     If a bankruptcy proceeding were to be commenced by or against the Company and the bankruptcy court were to conclude that the Notes were inadequately secured, the holders of the Notes would have only an unsecured deficiency claim to the extent of such inadequacy and would not be entitled to post-petition interest. Any deficiency claim (whether or not in a bankruptcy proceeding involving the Company) of the holders of the Notes would rank pari passu with any deficiency claims of the lenders of the Revolving Credit Facility and all other general unsecured creditors. In addition, the ability of the holders of the Notes to effect a sale of the Collateral may be subject to certain bankruptcy limitations in the event of a bankruptcy proceeding involving the Company. See "Description of the Notes -- Certain Bankruptcy Limitations" and "-- Collateral".

  Conflicts Between the Indenture and the Subordinated Indenture

     The Indenture for the Company's 15% Subordinated Notes (the "Subordinated Indenture") requires the Company to offer to repurchase the 15% Subordinated Notes upon the occurrence of certain events (collectively, the "Mandatory Repurchase Offers"). Under the Indenture for the Notes, the Company will be prohibited from making (i) certain of such Mandatory Repurchase Offers without the consent of the holders of the Notes and the lenders under the Revolving Credit Facility or the prepayment in full of both the Notes and the Revolving Credit Facility and (ii) any such Mandatory Repurchase Offer unless the Company can satisfy the conditions for making a Restricted Payment (as defined herein) in the amount of any payments to be made pursuant to such Mandatory Repurchase Offer. As of September 30, 1994, on a pro forma basis giving effect to the Refinancing, Anacomp would not have satisfied certain of the conditions for making Restricted Payments.

     Failure to make any such Mandatory Repurchase Offer and satisfy the conditions relating thereto, including payment, could result in an acceleration of the maturity of the 15% Subordinated Notes, thereby triggering an event of default under the Indenture for the Notes. Conversely, if the Company makes a payment pursuant to a 15% Mandatory Repurchase Offer without satisfying the conditions for making a Restricted Payment under the Indenture, the maturity of the Notes may be accelerated, thereby triggering cross-acceleration under the Subordinated Notes. Any such default or acceleration also could result in the acceleration of other debt of the Company under agreements that contain cross-default or cross-acceleration provisions.

     The Consents being solicitated from the holders of the 15% Subordinated Notes in order to permit, among other things, the Refinancing do not eliminate the following covenants requiring Anacomp to make Mandatory Repurchase Offers:
(i) maintain a minimum consolidated net worth maintenance; (ii) changes of control; (iii) sales of assets; (iv) incurrence of indebtedness; and (v) adoption of liquidation plans. See "Description of Other Indebtedness -- 15% Subordinated Notes -- Mandatory Repurchase Offers".

  Covenant Compliance

     The terms and conditions of the Indenture relating to the Notes and the instruments applicable to the Company's other indebtedness impose restrictions that limit, among other things, Anacomp's ability to: (i) incur additional indebtedness (including indebtedness incurred by means of guarantees); (ii) create liens on assets; (iii) sell assets; (iv) engage in mergers or consolidations; (v) make acquisitions and investments; (vi) engage in certain transactions with affiliates; (vii) make dividends, investments and certain other payments; and (viii) engage in sale/leaseback transactions. The Subordinated Indenture for the 15% Subordinated Notes contains various covenants more restrictive on the operations and actions of Anacomp, and certain events of default that are more likely to be declared, than the covenants and events of default contained in the Indenture for the Notes. See "Description of Other Indebtedness -- 15% Subordinated Notes -- Mandatory Repurchase Offers".

     The ability of the Company to comply with such covenants will be dependent on the future financial performance of the Company which will be subject to prevailing economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with any of these covenants could result in a default or event of default under the relevant debt agreements (including the Indenture), permitting lenders to accelerate the maturity of the indebtedness under such agreements, to foreclose upon the collateral securing such indebtedness and to terminate their commitments (if any) with respect to additional funding obligations under such agreements. Any such default, event of default, acceleration or failure to comply also could result in the acceleration of other debt of the Company under agreements that may contain cross-default or cross-acceleration provisions. Under any of these circumstances, there can be no assurance that the Company would have sufficient funds or other resources to satisfy all such obligations on a timely basis.

  Lack of Public Market

     There is no existing market for the Notes, and there can be no assurance that any market for the Notes will develop or, if any such market does develop, as to the liquidity of any such market. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Salomon Brothers Inc has advised the Company that it currently intends to make a market in the Notes; however, it is not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through the Nasdaq National Market.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions.

                                THE REFINANCING

     The Offering is part of the Refinancing that also consists of (i) the concurrent establishment of the Revolving Credit Facility in an aggregate principal amount of up to $70 million and (ii) the application of certain of the net proceeds from the Offering to retire approximately $201.7 million of the Company's indebtedness and trade payables. See "Use of Proceeds". The closing of the Offering and the Revolving Credit Facility are conditioned upon each other and upon the receipt of the required Consents from holders of the 15% Subordinated Notes as described below.

     The Refinancing will (i) eliminate an aggregate of $153 million in debt amortization in fiscal years 1995 through 1998, thereby providing Anacomp with additional cash for product development and enhancement and for acquisitions;
(ii) simplify Anacomp's capital structure by consolidating long-term indebtedness; and (iii) provide Anacomp with the flexibility to refinance the 15% Subordinated Notes if the Company elects, subject to market conditions, to redeem the 15% Subordinated Notes after they become callable in November 1995.

REVOLVING CREDIT FACILITY

     As part of the Refinancing the Company will be entering into the Revolving Credit Facility in an aggregate principal amount of up to $70 million. The Revolving Credit Facility will have such customary terms and provisions as are negotiated between the Company and the lenders under the Revolving Credit Facility.

CONSENT SOLICITATION

     In connection with the Refinancing, the Company is soliciting Consents (the "Consent Solicitation") from holders of its 15% Subordinated Notes in order to modify certain provisions of the Subordinated Indenture necessary to permit, among other things, the Refinancing. The Subordinated Indenture requires that the Company receive the Consents from holders of 66 2/3% of the outstanding principal amount of the 15% Subordinated Notes. In connection with the Consent Solicitation, the Company will pay a fee equal to $10 for each $1,000 principal amount of 15% Subordinated Notes for which a Consent has been accepted by the Company. The Consent Solicitation will expire on February 20, 1995, unless extended by the Company pursuant to the terms of the Consent Solicitation. Upon receipt of the required Consents prior to such expiration date, the Company and State Street Bank and Trust Company, as trustee for the 15% Subordinated Notes, will execute an amendment and restatement of the Subordinated Indenture that effects the amendments that are the subject of the Consents. The application of such amendment and restatement of the Subordinated Indenture will be conditioned upon the closing of the Refinancing.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby (after deduction of the underwriting discount and expenses payable by the
Company) are estimated to be $       million. The net proceeds will be used to
retire approximately $201.7 million of Anacomp's indebtedness and trade payables and to pay expenses related thereto. The remainder of the net proceeds from the Offering, approximately $7.4 million, will be retained by the Company for general corporate purposes.

     The estimated sources and uses of the funds to be raised in the Offering are as if the Offering had occurred on December 31, 1994, in millions:

    Sources:
        % Senior Secured Notes due 2002.....................................     $ 225.0
                                                                              ==========
    Uses:
      Revolving Loan due 1995(a)............................................     $  32.0
      Multicurrency Revolving Loan due 1995(b)..............................        29.8
      Term Loans due 1996(c)................................................        17.6
      12.25% Series B Senior Notes due 1997(d)..............................        65.0
      13 7/8% Convertible Subordinated Debentures due January 15, 2002......        23.2
      9% Convertible Subordinated Debentures due January 15, 1996...........        10.5
      SKC Trade Payable due 2001(e).........................................        25.0
      Graham Note payable at 10% due July 15, 1997..........................         3.5
      Refinancing Fees and Expenses.........................................        11.0
      General Corporate Purposes............................................         7.4
                                                                              -------------
              Total.........................................................     $ 225.0
                                                                              ==========

- ---------------

(a)  The Revolving Loan bears interest at 2.75% over the one, two, three or six-month reserve adjusted London
     Interbank Offer Rate ("LIBOR"), selected at the Company's option (8.88% at December 31, 1994).
(b)  The Multicurrency Revolving Loan bears interest at 2.75% over the one, two, three or six-month LIBOR, selected at the Company's option (8.84% at December 31, 1994).
(c)  The Term Loans due 1996 bear interest at 2.75% over the three-month LIBOR (8.38% at December 31, 1994).
(d)  Includes make-whole payment relating to the prepayment of the 12.25% Series B Senior Notes due 1997.
(e)  The SKC Trade Payable due 2001 bears interest at 1.75% over the prime rate of The First National Bank of
     Boston (10.25% at December 31, 1994).

                                 CAPITALIZATION

     The following table sets forth the Company's consolidated capitalization as of September 30, 1994 on a historical basis and as adjusted to give effect to the Offering, the Revolving Credit Facility (assuming no borrowings are outstanding thereunder) and the use of certain of the net proceeds from the Offering as described under "Use of Proceeds". This table should be read in conjunction with the Company's historical consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                       AS OF SEPTEMBER 30, 1994
                                                                      --------------------------
                                                                      HISTORICAL     AS ADJUSTED
                                                                      ----------     -----------
                                                                      (IN THOUSANDS OF DOLLARS)
Cash................................................................   $  19,871      $
                                                                       =========
Senior Debt:
  Revolving Loan....................................................   $  23,000      $
  Multicurrency Revolving Loan......................................      20,665
  Term Loans........................................................      40,261
  Series A Senior Notes.............................................       3,548
  Series B Senior Notes.............................................      67,500
  Senior Secured Notes offered hereby...............................          --
  Capitalized Leases and Other......................................       2,193
Subordinated Debt:
  15% Subordinated Notes............................................     219,384
  13 7/8% Convertible Subordinated Debentures.......................      20,922
  Graham Note.......................................................       3,895
  9% Convertible Subordinated Debentures............................      10,479
                                                                      ----------     -----------
          Total Debt................................................     411,847
Redeemable preferred stock..........................................      24,478
Stockholders' equity................................................      49,756
                                                                      ----------     -----------
            Total Capitalization....................................   $ 486,081      $
                                                                       =========     ==========

               SELECTED CONSOLIDATED OPERATING AND FINANCIAL DATA

     The following table sets forth the selected consolidated historical operating and financial data of the Company for the five fiscal years ended September 30, 1994 and as of September 30 for the five fiscal years ended September 30, 1994, which were derived, except as otherwise noted, from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The table also sets forth selected unaudited consolidated historical operating and financial data for the three-month periods ended December 31, 1994 and 1993 and as of December 31, 1994, derived from the unaudited interim consolidated financial statements of the Company, which, in the opinion of management of the Company, include all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The following table also includes certain unaudited pro forma financial data that reflect adjustments necessary to give effect to the Offering and the Revolving Credit Facility (assuming no borrowings thereunder) and the use of the net proceeds from the Offering as described under "Use of Proceeds". The pro forma financial data do not purport to represent the Company's results of operations or financial condition had the Refinancing been effective for the periods indicated and do not purport to project the Company's results of operations and financial condition for any future period. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's historical consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                      THREE MONTHS ENDED
                                         DECEMBER 31,                         YEAR ENDED SEPTEMBER 30,
                                    -----------------------     ----------------------------------------------------
                                        1994         1993         1994       1993       1992       1991       1990
                                    ------------   --------     --------   --------   --------   --------   --------
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT RATIOS)
OPERATING DATA:
Revenues..........................                 $138,783     $592,599   $590,208   $628,940   $635,361   $652,238
Cost of sales.....................                   96,292      420,483    404,752    428,308    423,956    431,047
Selling, general and
  administrative expenses.........                   21,848       92,539     96,822    100,330    105,861    108,589
Income from continuing
  operations......................                   20,643       79,577     88,634    100,302    105,544    112,602
Interest expense..................                   16,610       65,633     66,526     69,101     76,949     81,080
Net income........................                    9,901(a)    14,955(a)   18,591    26,921     29,205      9,576
Ratio of earnings to fixed
  charges(b)......................                     1.25x        1.23x      1.31x      1.47x      1.41x      1.20x
Ratio of earnings to fixed charges
  and preferred dividends.........                     1.19x        1.18x      1.25x      1.40x      1.35x      1.15x

                                      AS OF DECEMBER 31, 1994                   AS OF SEPTEMBER 30,
                                      -----------------------   ----------------------------------------------------
                                      PRO FORMA(C)    ACTUAL      1994       1993       1992       1991       1990
                                      ------------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS OF DOLLARS)
BALANCE SHEET DATA:
Cash ...............................                            $ 19,871   $ 24,922   $ 29,881   $ 19,811   $ 11,577
Property, plant and
  equipment -- net..................                              66,769     66,399     67,872     70,609     79,414
Intangible assets(d)................                             279,607    296,426    310,333    318,575    335,084
Total assets........................                             658,639    643,548    681,561    686,062    717,513
Total debt..........................                             411,847    439,093    477,303    514,749    539,707
Redeemable preferred stock..........                              24,478     24,383     24,287     24,191     24,095
Stockholder's equity................                              49,756     13,799      8,290    (25,017)   (58,580)

- ---------------

(a)  The Company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal year 1994. The adoption resulted in a one-time increase to net income of $8,000 reflecting the cumulative effect on prior years of this accounting change.
(b)  For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of deferred debt issuance costs and the portion of rental expense under operating leases that has been deemed by the Company to be representative of the interest factor, all on a pre-tax basis.
(c)  Pro forma data give effect to the Refinancing (assuming no borrowings under the Revolving Credit Facility) and the application of the estimated net proceeds therefrom as if the Refinancing had occurred at December 31, 1994. The pro forma
     balance sheet data give effect to after-tax charges of approximately $      relating to the non-cash write-off of
     unamortized debt issuance costs and unamortized debt discount of the debt instruments retired, and approximately $
     relating to the make-whole payments required upon the redemption of the 12.25% Series B Senior Notes due 1997. The pro
     forma data also reflect the capitalization of the costs and fees incurred in connection with the Refinancing, estimated to
     be $      . See "Use of Proceeds".
(d)  Intangible assets represents primarily the excess of purchase price over net assets of businesses acquired, which generally is amortized on the straight-line method over 40 years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS -- GENERAL

     Anacomp's fiscal 1994 revenues totalled $592.6 million compared to $590.2 million in fiscal 1993. Anacomp acquired Graham, a manufacturer of magnetics products, in early May 1994. The Graham acquisition contributed $22.4 million to 1994 revenues. Anacomp also acquired the COM services customer base of 14 data service centers from National Business Systems Inc. ("NBS") in early January 1994 which contributed $9.1 million to 1994 revenues. Excluding the contributions from these two acquisitions, fiscal 1994 revenues decreased $29.1 million from fiscal 1993 principally due to decreased sales of COM systems, duplicate film and retrieval devices.

     Revenues in 1993 decreased $38.7 million compared to the prior year. The continued maturing of certain of Anacomp's magnetics products caused approximately one-half of the decline, with another quarter attributable to unfavorable currency fluctuations compared to the prior year. The balance was generally attributable to the continued weakness in the European economies.

     Revenues in 1992 decreased $6.5 million from fiscal 1991's $635.4 million. Micrographics services, maintenance services, COM systems and magnetics products experienced revenue increases ranging from 2% to 13% in 1992. Micrographics supplies revenues, however, decreased 8%, primarily reflecting a decline in film and chemistry sales, most of which occurred in the indirect channels.

     Selling, general and administrative costs in 1994 decreased $4.3 million, due in part to the receipt of insurance proceeds related to Environmental Protection Agency liabilities. Selling, general and administrative costs in 1993 decreased $3.5 million, primarily as a result of favorable settlements of certain facility lease obligations.

     Operating margins (which is defined as continuing operating income before interest, other income, income taxes and extraordinary credits) as a percent of revenues was 13.4% in 1994 compared to 15% in 1993. Accordingly, operating income decreased $9.0 million in 1994. The decrease was largely attributable to a change in product mix as the relatively less profitable magnetics products represented a greater portion of total sales. Operating income decreased $11.7 million from 1992 to 1993, generally in proportion to the decline in revenues. Operating margins were 15.9% in 1992.

     Operating income decreased $5.2 million in 1992, due in part to the $6.4 million reduction in revenue. In addition, Anacomp completed two major factory consolidations during the third and fourth quarters of 1992 in which its manufacturing operations in Hartford, Wisconsin, and its ten separate manufacturing facilities around San Diego county were relocated to a single site in Poway, California (outside San Diego). One-time costs associated with this consolidation totalled more than $3.2 million and are reflected in operating income for 1992.

RESULTS OF OPERATIONS -- PRODUCTS AND SERVICES

  Micrographics Supplies and Equipment

     Micrographics supplies and equipment revenues decreased 8% in 1994, principally due to reduced demand for duplicate film, readers and reader/printers. Although the Company expects to effect price increases to at least partially offset this reduced demand for duplicate film, the market may not accept any such price increases. As the Company's supplies and equipment business partly depends on sales of the Company's COM systems to generate repeat business, revenues from this business unit will be gradually affected by the declines in COM systems sales discussed below.

     During the fourth quarter of fiscal 1993, Anacomp introduced the DS 300. The DS 300 contributed $1 million in revenue in fiscal 1994, which was less than expected. However, each quarter's sales increased during the year, and Anacomp expects further increases in fiscal 1995, as a result of product improvements and better identification of the user markets.

     Micrographics supplies and equipment revenues decreased from $237.3 million in 1992 to $223.1 million in 1993, a 6% decline. However, approximately 2% of this decline was attributable to currency fluctuations, and another 2% was attributable to the loss in mid-1992 of First Image Management Company ("First Image") as a duplicate film customer. Micrographics supplies revenues declined 8.5% in 1992. Anacomp believes that the decrease in 1992 resulted principally from the generally weak worldwide economic conditions.

     Micrographics supplies and equipment operating profits decreased in fiscal 1994 in proportion to the decline in revenue. In 1993, micrographics supplies operating margins were down 2% to 3%, due in part to currency fluctuations affecting both revenues and costs as well as pricing competition in certain product lines. Micrographics supplies and equipment operating profits decreased in fiscal 1992 in proportion to the decline in revenues, excluding approximately $2 million of costs associated with the factory relocation.

  Micrographics Services

     Micrographics services revenues, predominantly from COM services through Anacomp's 50 U.S. data service centers, increased 5% in 1994, decreased 2% in 1993 and increased 6% in 1992, on volume increases of 10%, 13% and 14% in 1994, 1993 and 1992, respectively. The increase in fiscal 1994 volume was the result of the acquisition of the COM services customer base of 14 data service centers from NBS. Decreasing prices adversely affected Anacomp's micrographics services business in 1994. The revenues decline in 1993 was due to the absence of certain government contracts that expired in 1992 and were not replaced as well as reduced prices. The growth of volume resulted both from an increase in new customers as well as an increase in services to existing customers. Operating margins as a percent of revenue in 1994 decreased 2% as reductions in average selling prices exceeded reductions in production costs. In 1993 and 1992, reductions in operating costs kept margins steady despite keen price competition.

  Maintenance Services

     Maintenance revenues are derived principally from COM recorders and duplicators. Such revenues increased $3.1 million in 1994, decreased $4.8 million in 1993 and increased $1.7 million in 1992. The improvement in 1994 is largely the result of the addition of a national data service center company to Anacomp's customer base. Approximately one-half of the decline in 1993 was caused by currency fluctuations. The remaining decline was caused in part by the improved capacity and efficiency of the XFP 2000, which allows customers to produce more volume on fewer machines. The Company's maintenance revenues are adversely affected by the replacement of older COM systems with XFP 2000 systems because fewer XFP 2000 systems are required to process the same volume as older COM systems. Operating margins modestly decreased in 1994 after remaining level in 1993 and 1992.

  COM Systems

     COM systems revenues decreased 22% in 1994 because of the decline in sales of XFP 2000 COM systems to third parties from 274 systems in 1993 to 165 systems in 1994. This decline was partly the result of reduced original equipment manufacturer ("OEM") shipments (25 systems in 1994 versus 67 in 1993). Although the Company believes that the introduction of the Xerox and IBM data stream features ("XCF" and "AFP", respectively) for the XFP 2000 system will help to offset the declining sales, there can be no assurances that such features will improve the marketability of the XFP 2000 system.

     COM systems revenues increased slightly in 1993 after consideration of currency effects. COM systems revenues increased 7% in 1992 as a result of an 84% increase in sales of XFP 2000 COM systems from 114 in 1991 to 212 in 1992.

     Operating margins as a percent of revenue improved in 1994 despite reduced revenues as a result of higher average selling prices. Operating margins in 1993 improved significantly both as a result of higher XFP volumes and the benefits from the facility consolidation that took place in 1992. Operating margins in 1992 were essentially unchanged from the prior years, excluding costs associated with the San Diego facility consolidation. During the fourth quarter of fiscal 1992, Anacomp consolidated its San Diego-based manufacturing, engineering, maintenance and product marketing operations into a newly constructed facility in Poway, California, just outside San Diego. The move consolidated 10 different sites around San Diego county and involved approximately 1,000 employees. Anacomp spent approximately $1.2 million in the fourth quarter of fiscal 1992 in connection with the consolidation.

     In early November 1993, Anacomp announced the signing of an OEM agreement with the IBM Storage Systems division to produce XSTAR, an extended data storage and retrieval product that combines on-line data management and long-term COM storage. Anacomp received its first order for an XSTAR in the fourth quarter of fiscal 1994 and has placed additional units with selected customers for evaluation and possible sale.

  Magnetics

     Anacomp's acquisition of Graham in May 1994 was the primary reason for a 36% increase in magnetics revenues over 1993. Graham manufactures magnetics products at its facility in Graham, Texas. Anacomp has shifted all its U.S. production of those products from its Omaha, Nebraska plant to the Graham facility during the first half of fiscal 1995. The costs associated with this relocation were not significant. The consolidation allows Anacomp to dedicate its Omaha magnetics media coating line exclusively to the production of cookies, thereby substantially improving the quality of its cookies. The consolidation also results in improved manufacturing efficiencies and overall head count reduction.

     Magnetics revenues decreased $16.5 million in 1993. Almost half of the decrease was due to the completion of a one-time OEM arrangement, which contributed $9.7 million in revenues in 1992 and only $1.1 million in 1993. In addition, Anacomp experienced decreased demand for 3480 and TK 50/52 cartridges as well as open reel tape, as these products continued to mature. Anacomp introduced the high-compression 3490E cartridge in mid-1993, which contributed over $8 million of revenues in 1994.

     The revenues added in 1994 from the Graham acquisition resulted in increased operating profits. The reduced revenues in 1993 resulted in a significant reduction in operating profits. In 1992, operating profits declined despite increased revenues, due principally to increased pricing pressures.

RESULTS OF OPERATIONS -- OTHER

  Interest

     The reduction in interest expense in 1994 resulted from lower debt levels, partly offset by the increase in short-term interest rates. Interest expense in 1993 and 1992 declined as a result of debt repayments as well as reduced interest rates.

  Income Taxes

     Income taxes as a percentage of income from continuing operations were 54% in 1994, 43% in 1993 and 44% in 1992. In 1994 and 1993, income tax expense was reduced $1.2 million and $3.7 million, respectively, as a result of the favorable settlement and disposition of previously established tax reserves. In 1992, the effective tax rate was reduced by the receipt of $1.2 million in state tax refunds and by the inclusion in income of certain foreign exchange gains, which were not subject to tax. The effective tax rate is higher than the U.S. statutory rate because of amortization of goodwill which is not deductible for tax purposes and generally higher foreign tax rates. See note 10 to Anacomp's consolidated financial statements included elsewhere herein.

  Discontinued Operations and Other

     The loss from discontinued operations represents the accretion of interest (net of taxes) on the present value of obligations recorded in prior years for unfavorable lease commitments and future lease costs. See note 1 to Anacomp's consolidated financial statements included elsewhere herein.

     The Company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal year 1994. The adoption resulted in a one-time increase to income of $8 million reflecting the cumulative effect on prior years of this accounting change. See note 10 to Anacomp's consolidated financial statements included elsewhere herein for a further discussion of the effect of this adoption on the Company's financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     In 1994, Anacomp continued to invest in retooling its data service centers, to make important acquisitions such as Graham and NBS and to make significant investments in software including the XCF and AFP features. At the same time, short and long-term debt was reduced by $27.2 million. These expenditures were funded primarily from operating cash flow. In addition, common stock was issued in each of the major acquisitions, inventory turnover rates were improved and certain data service center equipment was sold under sale/leaseback arrangements that generated approximately $12 million during the year.

     As disclosed in the Company's consolidated financial statements appearing elsewhere in this Prospectus, net cash provided by operating activities was $52.7 million for fiscal 1994 compared to $45.9 million for the prior year. Net cash used in investing activities increased $21.1 million primarily because of the Graham and NBS business acquisitions and the decline in proceeds from sales of assets. Net cash used in financing activities decreased $13.0 million primarily due to reduced debt fees and long-term debt payments.

     The Company has experienced positive cash flow from operations for the last four years and anticipates that positive cash flow will continue in the future. In addition, the Revolving Credit Facility will provide the Company further liquidity. The Refinancing eliminates an aggregate of $153 million in amortization in fiscal years 1995 through 1998. The Company intends to reinvest any net cash provided by operating activities in its business, including in product development and enhancements, as well as to use any such net cash to pursue strategic acquisitions. The 15% Subordinated Notes are redeemable after November 1995, and Anacomp will consider redeeming them through a refinancing, subject to market conditions. Accordingly, Anacomp believes it has sufficient liquidity to fund operations and planned capital expenditures in fiscal 1995.

     Management does not believe that the effects of inflation will have a material impact on the Company. Moreover, management is currently unaware of changes in the price of materials, other than polyester, or other operating costs or in the selling price of Anacomp's products and services that will materially affect the Company.

                    THE DATA STORAGE AND MANAGEMENT INDUSTRY

OVERVIEW

     The volume of data being generated and processed by businesses and governments is growing rapidly, primarily as a result of the increasing power and prevalence of computers. In 1994, more than 90% of this data was stored on paper, which is the most costly and inefficient way to store information. Faced with this growing volume of information, private and public enterprises are increasingly relying on a wide range of technologies to facilitate the storage and retrieval of data. These technologies include DASD, optical disk, magnetic tape and micrographics (Computer Output Microfilm), as shown in the following chart:

                    DATA STORAGE AND MANAGEMENT TECHNOLOGIES

- ----------------------------------------------------------------------------------------------------------
                                                                                            COMPUTER OUTPUT
                                DASD              OPTICAL DISK         MAGNETIC TAPE           MICROFILM
- ----------------------------------------------------------------------------------------------------------
  Description           Direct access stor-   Peripheral storage    Peripheral storage    Tape-like reels of
                        age devices com-      devices written and   technology            film and 4" X 6"
                        prised of magnetic    read by laser light   consisting of tape    sheets of film that
                        disk drives directly  technology. Data are  drives, tape reels    store information in
                        connected to host     stored on CDs and     and cartridges; data  scaled down page
                        computers.            CD-ROMs.              are sequentially      layout format.
                                                                    read from and
                                                                    written to the
                                                                    media.
- ----------------------------------------------------------------------------------------------------------
  Example Application   Airline reservation   Storage of bank       Nightly backup of     Storage/archiving
                        systems               statements 30-90      data stored on DASD   of bank statements
                                              days old              or optical devices    over six months old
- ----------------------------------------------------------------------------------------------------------
  Speed of Retrieval         <1 second            5-10 seconds         10-30 seconds          >30 seconds
- ----------------------------------------------------------------------------------------------------------
  Cost per Megabyte        $3.50 - $7.00         $1.50 - $3.50         $0.30 - $1.00         $0.08 - $0.15
- ----------------------------------------------------------------------------------------------------------

     Given their complementary functions, organizations typically employ several storage and retrieval technologies simultaneously. Demand for each depends on several important attributes, including cost, speed of retrieval, ongoing feasibility of retrieval technology, longevity and data integrity. The optimal mix of these attributes changes according to the frequency of information usage and the urgency of its retrieval. At the early stage of a document's life, a high-cost but fast-access technology such as DASD is typically used. In later stages, the data may be migrated to a low-cost but relatively slower retrieval technology such as micrographics.

MICROGRAPHICS

     Micrographics is the conversion of information stored in digital form or on paper to microfilm or microfiche. Computer output microfilm (COM) converts textual and graphical digital information at high speed directly to microfilm or microfiche. COM was initially developed as an information management system that would reduce the cost and increase the speed of computer output by "printing" computer-generated data on microfilm or microfiche, instead of paper. Compared to paper, COM has a number of benefits. COM recorders can print reports substantially faster than typical impact printers, and multiple copies can be made easily and economically on high-speed duplicators. In addition, a COM recorder can print a 1,000 page report on a single 4" by 6" microfiche. With the advent of indexing, retrieval of information became easier and faster with COM than with paper storage.

     A COM recorder receives data directly from a computer or magnetic tape, interprets and converts the data from digital to analog format and performs certain functions such as film manipulation, output formatting, titling and index extraction. The data are then converted into images and transferred directly onto film, and the finished microfilm or microfiche, as well as duplicates, are produced. Retrieval of images on microfilm or microfiche is accomplished by the use of low-cost readers or reader/printers. In addition, micrographic images may be returned to a digital format for computer use. The comparative advantages of micrographics are:

    - Cost. Micrographics is the least expensive of all storage and retrieval technologies, costing $0.08 - $0.15 per megabyte in 1994, compared to $3.50 - $7.00 per megabyte for DASD, $1.50 - $3.50 per megabyte for optical disk and $0.30 - $1.00 per megabyte for magnetic tape.

    - Ongoing feasibility of retrieval technology. Micrographics is the most stable storage medium as it is human readable and, accordingly, does not require sophisticated electronic retrieval devices, that are subject to rapid technological change.

    - Longevity. Information stored on microfilm or microfiche is estimated to remain usable for over 100 years, making micrographics the preferred method of storing information for extended periods of time.

    - Integrity of data image. Microfilm and microfiche are reproduced in an analog, not digital, format. Once recorded on a micrographics medium information cannot be altered, as micrographics image is tamper-free and not susceptible to computer or digital errors, all of which ensure that the image retrieved exactly resembles the image stored.

     Storage of the monthly account statements generated by commercial banks illustrates the benefits of micrographics. Bank statements generally require frequent and urgent retrieval only during the first few months after they have been prepared (when customer inquiries are highest). During this period, a high-cost but fast-retrieval technology such as DASD generally is used. Thereafter, as the frequency and urgency of customer requests decrease, the data may be migrated to several lower-cost but slower retrieval technologies such as optical disk or magnetic tape. Still further decreases in the frequency of customer requests make data migration to micrographics the most cost-effective and reliable long-term data storage option. In certain cases, an organization may output some data directly to COM given the relative lack of retrieval urgency throughout such data's life cycle. For example, the same bank may output internal personnel records directly to micrographics.

                                    BUSINESS

STRATEGY

     Anacomp is introducing new data storage and management products and services which are designed to expand the value of micrographics and target new digital storage markets. To achieve these objectives, the Company is implementing the following strategies.

ENHANCE LEADERSHIP IN MICROGRAPHICS

     Anacomp is the world's leading full-service provider of micrographics systems, services and supplies. In order to capitalize further on the Company's leading position in the micrographics industry, Anacomp seeks to expand the value of micrographics by:

    - Continuing to Drive the Pace of Technological Innovation. Anacomp has been the leader in providing technological improvements in micrographics. In 1990, the Company introduced the XFP 2000 COM system, the fourth generation of COM system which continues to be the most significant COM industry advancement during the last decade. The Company has developed, in conjunction with Xerox, the XCF technology which enables the XFP 2000 to process and image Xerox high-speed, high-volume data streams, including those containing fonts, forms, logos, signatures and other images, onto microfilm or microfiche. A similar alliance with IBM's Pennant division is developing AFP, which will enable, when available, the XFP 2000 to process and image IBM's AFP formatted data streams used by IBM high-speed, high-volume laser printers. Anacomp believes that both developments will extend the market potential of the XFP 2000 and increase the effectiveness of micrographics. As part of its continuing effort to develop integrated data storage solutions that broaden various COM applications, the Company recently introduced a new workstation, the DS 300, that enables users to digitize and transmit micrographics images and data to an electronic network.

    - Maximizing Value of Data Service Centers. Anacomp upgraded its data service center COM capabilities through the recently completed installation of the Company's XFP 2000 COM systems in all 50 Anacomp data service centers. The Company will upgrade its data center services further by introducing the XCF enhancement feature. The Company also will offer in its data centers the AFP enhancement feature when it becomes available in mid-1995. Competitors of the Company have begun to purchase Anacomp XFP 2000 systems in order to upgrade their capabilities to match those now available at Anacomp's centers. Anacomp also believes that it can increase the value of its data service centers by offering the following services made recently available: (i) recording computer generated data and information onto CD-Rs, a digital storage medium and (ii) scanning paper or microfilm for recording onto CD-Rs.

    - Capitalizing on Industry Consolidation. The micrographics industry is undergoing industry consolidation, and the Company anticipates making acquisitions that capitalize on market opportunities created by these consolidations. In fiscal 1994, the Company acquired 14 data service centers from NBS, further enhancing Anacomp's COM services market share.

PURSUE STRATEGIC ALLIANCES

     Anacomp is developing new micrographics, digital and consumable products through alliances with leading technology companies such as IBM, Xerox Corporation, FileNet Corporation ("FileNet") and Kodak. Examples of product developments from these relationships include the XCF and AFP enhancement features for XFP 2000 systems developed with Xerox and IBM, respectively. In addition, the Company also markets VELLOS under an OEM arrangement with FileNet and has developed XSTAR through an alliance with IBM and RSD America Inc. The Company will continue to pursue strategic alliances in order to gain access to technologies and reduce development time and expenses. Anacomp's technological leadership, worldwide distribution network and base of over 15,000 customers should continue to make Anacomp an attractive strategic alliance partner. See "Business -- Products and Services -- New Products and Markets" for a description of the VELLOS and XSTAR products.

SEEK INTERNATIONAL GROWTH

     The Company currently markets its COM products and maintenance services in more than 65 countries, with international operations accounting for 29% of Anacomp's fiscal 1994 revenue. Anacomp is targeting new international markets in certain Latin American and Asian countries, such as China, with no or minimal previous exposure to COM. In fiscal 1993, the Company formed a separate Americas/Asia division to spearhead various strategic efforts, including (i) the Company's alliance with Kodak, begun in fiscal 1994, whereby Kodak became the Company's exclusive distributor in Asia (except Japan) and Australia, and which has already resulted in the successful placement of XFPs at two of the largest banks in China, and (ii) the current development of software that will for the first time make native-language COM systems available for sale in China, Korea and Taiwan.

CONTINUE COST REDUCTIONS

     The Company continues to streamline its operations in an effort to reduce costs in recognition of recent declines in revenues. These initiatives include consolidating manufacturing operations and supply relationships, outsourcing manufacturing functions and centralizing administration, customer service and order entry. The Company estimates that these measures will generate $6 to $8 million in annual savings at current volume levels.

PRODUCTS AND SERVICES

     Anacomp is the world's leading full-service provider of micrographics systems, services and supplies with customers in more than 65 countries. Anacomp has the world's largest installed base of COM systems (58% of the machines in use), and micrographics accounted for 82% of Anacomp's revenues in fiscal 1994. Micrographics is the conversion of information stored in digital form or on paper to microfilm or microfiche. COM converts digital and graphical information at high speed directly to microfilm or microfiche.

     The table below sets forth Anacomp's revenues by product and service line for the years indicated:

                                       THREE MONTHS ENDED
                                          DECEMBER 31,                           YEAR ENDED SEPTEMBER 30,
                                   ---------------------------     ----------------------------------------------------
                                     1994            1993               1994               1993               1992
                                   --------     --------------     --------------     --------------     --------------
                                                                  (DOLLARS IN THOUSANDS)
Micrographics:
  Supplies and Equipment.........               $ 46,755    34%    $204,589    35%    $223,120    38%    $237,287    38%
  Services.......................                 30,927    22      131,654    22      125,226    21      127,853    20
  Maintenance....................                 23,456    17       89,912    15       86,777    15       91,604    15
  COM Systems....................                 17,114    12       59,149    10       75,900    13       76,845    12
Magnetics........................                 18,693    14       98,817    17       72,703    12       89,217    14
Other............................                  1,838     1        8,478     1        6,482     1        6,134     1
                                                --------   ---     --------   ---     --------   ---     --------   ---
                                                $138,783   100%    $592,599   100%    $590,208   100%    $628,940   100%
                                                =========  ====    =========  ====    =========  ====    =========  ====

     Anacomp provides (i) micrographics processing services to customers on an outsourcing basis through its 50 data service centers nationwide; (ii) micrographics systems for users who perform their own data conversion; (iii) consumable supplies and equipment for micrographics systems; and (iv) maintenance services for micrographics equipment. Anacomp also is a leading manufacturer and distributor of a wide range of magnetics storage products.

MICROGRAPHICS SERVICES

  General

     The Company operates 50 data service centers located in the United States. Anacomp's data service centers, which generally operate 24 hours per day every day of the year, receive on a daily basis thousands of magnetic tapes or direct computer transmissions from more than 8,000 customers. The data service centers then convert the information on these tapes to 16mm microfilm or to microfiche, which is a 4" X 6" microfilm card capable of storing up to 1,000 pages of computer output. Anacomp has recently begun to offer CD-R services to its customers. As with COM, Anacomp receives data on computer tape or via direct transmission and records the data onto CD-Rs. For most CD-R customers, Anacomp simultaneously records their data onto microfilm or microfiche.

     The Company has been successful in acquiring data service centers located in attractive markets and, in most cases, has consolidated these operations with its existing network. Such acquisitions result in incremental volumes being serviced by Anacomp's existing data service centers, thereby improving operating margins. Anacomp has acquired 24 data service centers or their customer bases during the past three fiscal years and anticipates continuing to make such acquisitions.

     The Company upgraded the capabilities of its data service centers by installing XFP 2000 systems in each of its 50 centers. In addition, the Company plans on offering the XCF enhancement feature (which became available in December 1994) and the AFP enhancement feature (which should become available in mid-1995). The Company's XFP 2000 and the related XCF and AFP capabilities enable the Company's data service centers to offer customers applications previously unavailable, thereby expanding the market for COM services.

     In October 1994, Anacomp established the Image Conversion Services division ("ICS"). Through ICS, Anacomp operates 11 image conversion centers where original source paper documents are scanned and recorded onto either microfilm or microfiche or CD-Rs. The Company has identified image conversion as a growth market and plans to expand into this area by making these services available in additional locations.

  Customers and Distribution

     Anacomp's micrographics services customers include a majority of the Fortune 500 companies, banks, insurance companies, financial service companies, retailers, healthcare providers and government agencies, such as Automatic Data Processing, Inc. (ADP), Citicorp, Electronic Data Systems Corp. ("EDS"), General Electric Capital Corporation, The Home Depot, Inc. and IBM. The typical service contract is exclusive, lasts one year with a one-year automatic renewal period and provides for usage-based monthly fees, subject to increase on 30 days' notice. Approximately 75% of Anacomp's micrographics services customers are subject to contracts and more than 95% of such contracts are renewed annually.

     For the typical Anacomp data service center customer, an Anacomp salesperson identifies potential COM applications through a survey performed on-site or by observing paper reports at a data processing location. For example, a company may need to transfer a computerized record of all accounts payable activity to microfiche for active records management and archival storage. The Anacomp salesperson obtains information regarding any specialized requirements, such as indexing, rapid turnaround and distribution, and relays this information to Anacomp's software programmers. The Anacomp data service center then creates a sample output for the customer. Once the sample output is approved by the customer, Anacomp establishes a regular schedule for gathering the customer's digital tapes for processing or establishes a direct transmission link. Upon receipt of customer computer data, the data service center creates, processes, duplicates, packages and distributes the microfilm or microfiche to the customer. Turnaround time ranges from two to 36 hours depending on customer needs.

     In the Company's ICS division, sales personnel work closely with Anacomp's COM sales force to identify COM customers who are potential users of ICS. Additionally, the ICS sales force prospects for new business from non-Anacomp COM customers. ICS has over 600 customers, including Aetna Life Insurance and Annuity Company ("Aetna"), Pillsbury Corporation, The Chase Manhattan Bank N.A. and the Commonwealth of Massachusetts.

  Competitors

     Data service center industry competition is primarily limited to service centers within a 50-mile radius of a customer because of the emphasis on rapid turnaround. Anacomp and First Image (which has 66 data service centers) are the two largest national data service center organizations with approximately 25% and 38% of the market, respectively. The remainder of the market is served by numerous small data service centers.

     The market in which ICS operates is highly fragmented with no one competitor, including Anacomp, having more than a 10% market share. Anacomp competes primarily with numerous small regional providers.

COM SYSTEMS

  General

     Anacomp is the world's leading manufacturer and distributor of COM systems, offering a complete line of COM recorders, processors, duplicators and related software. Anacomp's installed base of COM systems is more than twice as large as its nearest competitor (58% of those in use worldwide), and related sales of COM services and supplies to the installed base provide the Company with a recurring revenue stream that constitutes a significant portion of its annual revenues. The Company's COM recorders offer a complete line of features, including wet or dry process technology, roll or cut fiche, medium to high speed, stand-alone or integrated film processors and duplicators, PC-based operator control interface and electronic forms generation.

     Anacomp's XFP 2000, introduced in 1990 as the fourth generation of COM recorder technology, continues to be the most significant technological advancement in the COM industry during the last decade. The XFP 2000 is faster and more reliable than previous COM recorders and, through its laser technology, provides the capability to generate precise reproductions of any image. When coupled with Anacomp's proprietary XCF and AFP software, the XFP 2000 can duplicate the output of high-speed, high-volume laser printers of various manufacturers. This capability, which is not available in older generation COM recorders, allows for the first time images such as fonts, forms, logos, signatures, photographs and other images to be output to microfilm or microfiche.

     The Company has recently completed the development of XCF in conjunction with Xerox. This software feature enables the XFP 2000 to process the same data stream used by Xerox high-speed, high-volume laser printers. In connection with XCF, Anacomp must make royalty payments to Xerox. The Company recently prepaid to Xerox $1.3 million for 100 software licenses. XCF became available in December 1994, and, the Company had shipped four of them as of December 31, 1994.

     A similar alliance with IBM's Pennant division is producing software that will enable Anacomp's XFP 2000 to process and image AFP formatted data streams used by IBM high-speed mainframe laser printers. AFP is expected to be available in mid-1995. Anacomp has paid Pennant certain fees for the development of AFP and must make royalty payments over the next six years. The worldwide installed base of IBM, Xerox and IBM-compatible Siemans AG high-speed, high-volume laser printers is estimated to be 25,000.

     The Company has sold a total of 808 XFP 2000 systems to third parties since its introduction in 1990 (43 in 1990, 114 in 1991, 212 in 1992, 274 in 1993 and
165 in 1994), including 149 sold to Kodak through an OEM supply agreement (12 in 1990, 13 in 1991, 32 in 1992, 67 in 1993 and 25 in 1994). To the extent Kodak purchases fewer than a total of 300 XFP 2000 systems by October 1997, it will be obligated pursuant to the OEM agreement to pay a penalty. The Company is uncertain how many XFP 2000 systems Kodak will purchase.

     As part of the Company's plan to enhance its position in the COM market place, Anacomp has installed 163 XFP 2000 systems in its 50 data service centers. Anacomp's XCF and AFP enhancement features will further differentiate the Company's micrographics service capabilities. Competitors of the Company have begun to purchase Anacomp XFPs in order to upgrade their capabilities to match those now available at Anacomp's data service centers. In 1994, Anacomp sold 51 XFP 2000 systems to domestic non-Anacomp service centers, including two to Anacomp's largest data services competitor, First Image. There are currently more than 1,900 non-XFP systems in service centers worldwide, representing a significant potential market for XFP sales.

     As compared to the United States and Europe, COM is substantially underutilized in certain Latin American and Asian countries, particularly China. In fiscal 1993, the Company formed a separate Americas/Asia division to take advantage of growing opportunities in Latin America and Asia. The Company is currently developing software for the XFP 2000 that will permit data to be recorded utilizing kanji characters. As a result of this software, native-language COM systems will be available for sale for the first time in China, Korea and Taiwan. The Company believes that this software will be available in the second half of 1995.

  Customers and Distribution

     Principal customers for the Company's COM systems include information intensive organizations such as banks, insurance companies, financial service companies, retailers, healthcare providers, manufacturers and government agencies and, as described above, non-Anacomp COM data service centers. Recent purchasers of the XFP 2000 include Aetna, American Airlines, Inc., AT&T Corp., Chemical Banking Corporation, CIGNA Corporation, Cincinnati Bell Inc., EDS, GTE Corporation, NYNEX Corporation, PepsiCo, Inc., The Travelers Inc., the State of Washington and the Westinghouse Electric Corporation. While the vast majority of COM systems are sold outright, the Company does offer customers three or five-year lease options.

     Of the Company's installed base of 2,770 COM systems, 77% constitutes older generation technology. The Company believes that represents a significant opportunity for replacement sales of XFP 2000 systems, particularly in light of the introduction of the XCF and AFP software features.

     International sales accounted for 35% of the Company's fiscal 1994 COM system revenues. In foreign markets, Anacomp sells COM systems through wholly owned operating subsidiaries and, in countries in which Anacomp does not have a subsidiary, through dealers and agents. In 1994, Kodak became the Company's exclusive distributor in Asia (other than Japan) and Australia. Utilizing Kodak's local sales network, the Company increased its sales in Asia, including XFP sales to the two largest banks in China.

  Competitors

     The Company's primary competitors in the sale of COM systems are Agfa-Gevaert AG ("Agfa") and Micrographic Technology Corporation ("MTC"). Anacomp manufactures, on a private label basis, the COM systems sold by Kodak through an OEM agreement. In some instances, Anacomp and Kodak compete directly for the same COM system sales. Competition is based principally on product features, as well as on such factors as product quality, service and price. Anacomp sells approximately 70% of all new COM system sales worldwide (inclusive of OEM unit sales). Anacomp's large installed base is an important competitive advantage in the sale of new COM systems because changing from one manufacturer's COM system to another is difficult as a result of software conversion and operator training costs.

MICROGRAPHICS SUPPLIES AND EQUIPMENT

  General

     Anacomp sells the most comprehensive line of micrographics supplies in the world, offering original silver halide film, duplicate film, chemicals for microfilm processing, paper and toners for reader/printers, micrographics lamps and bulbs and other consumables. A majority of the supplies sold consists of silver halide film, which is used to produce original masters of computer information (such as a bank statement) on microfilm or microfiche, and duplicate microfilm, which is used to create one or more additional copies of such master (e.g., copies of a bank statement at several local branches). Anacomp is the exclusive supplier of proprietary wet and dry original halide film used in its XFP series of COM systems and of the proprietary dry original halide film for its X Series, an earlier generation of Anacomp COM systems. Most original microfilm for Anacomp's COM systems is specifically manufactured for Anacomp by Kodak in a proprietary package. For original film sales to other COM systems and to the source document marketplace, Anacomp has national distribution and vendor agreements with Agfa, Kodak and Fuji.

     In addition to offering supplies, Anacomp designs, manufactures and markets a complete line of microfilm/microfiche readers and reader/printers. Readers, which sell for approximately $100 to $400 per unit, are relatively simple, low-cost devices used to view microfilm or microfiche. Reader/printers, which allow users to print a paper copy of the microfilm or microfiche being viewed, sell for approximately $1,250 to $6,300 per unit.

     In April 1993, the Company announced the introduction of the DS 300, a low-cost, full function workstation that scans, digitizes and electronically converts micrographic images on demand. The images can then be viewed, edited or enhanced on a PC screen and output to a laser printer or fax machine or distributed over a WAN or LAN to other PC imaging users. By so doing, the DS 300, the only scanning system that features a Windows-based open architecture, bridges on-line and off-line technologies and facilitates such applications as customer service, billing and statement research.

  Customers and Distribution

     Anacomp sells its consumable supplies directly to more than 90% of its worldwide installed base of approximately 2,770 COM systems. In addition, the Company's indirect sales operation sells supplies to dealers and distributors throughout the United States.

     Anacomp's original microfilm sales include film sold specifically for Anacomp's COM systems (85% of original microfilm sales), for other manufacturers' COM systems (4% of original microfilm sales) and for the source document marketplace (11% of original microfilm sales).

     Beginning in October 1994, Anacomp became the exclusive provider of duplicate film to First Image, Anacomp's primary competitor in the data service center business and one of the world's largest consumers of duplicate microfilm.

     Anacomp sells readers and reader/printers to its COM systems and data service center customers and is an OEM supplier to Kodak and Bell & Howell Company. Anacomp also sells readers and reader/printers through distributors and to customers of competing data service centers both directly and through such competing data service centers.

     International sales in fiscal 1994 accounted for 31% of the Company's total micrographics supplies and equipment revenues. In foreign markets, Anacomp offers supplies through wholly owned operating subsidiaries and, in countries in which Anacomp does not have a subsidiary, through a network of dealers and distributors.

  Competitors

     For non-OEM sales of the XFP 2000, Anacomp is the exclusive supplier for original microfilm because of the proprietary nature of the film. Anacomp competes in sales of non-proprietary original microfilm with other manufacturers, including Agfa, Fuji Photo Film Co., Ltd. ("Fuji"), Kodak and Minnesota Mining &

Manufacturing Company ("3M"). Anacomp's worldwide market share for this product is approximately 55%.

     Anacomp believes it is the world's largest supplier of duplicate microfilm with an estimated 70% of the U.S. market and an estimated 65% of the non-U.S. market. Anacomp's primary competitor in the duplicate microfilm market is Rexham Graphics Ltd. ("Rexham") with an estimated 31% share of the worldwide duplicate film market.

     Anacomp's market share of the worldwide reader market is estimated to be 63%, with the remainder of the market held by Eye Communication Systems, Inc. and several small manufacturers, none of which has more than 10% of total unit shipments. Anacomp's share of the worldwide reader/printer market is approximately 28%. Anacomp competes with Canon Inc. ("Canon"), Information and Graphics Systems Inc. and Minolta Co., Ltd. ("Minolta"). Anacomp has approximately 5% of the worldwide digital scanner market with its DS 300 product and competes with Canon, Kodak, Minolta and 3M.

     Anacomp has an estimated 33% of the micrographics supplies and equipment market in Europe and 39% of the supplies and equipment market in the Americas (excluding the United States) and Asia. In Europe, the Company's primary competitors for micrographics supplies and equipment are Kalle Microfilm Division of Hoechst AG ("Kalle"), A. Messerli AG and Rexham. Its primary competitors in Japan are Kodak and Fuji.

MAINTENANCE SERVICES

  General

     Anacomp provides 24-hour a day maintenance services to 98% of its installed base, with over 900 service employees operating worldwide. Through a network of maintenance service centers and resident service representatives, the Company's maintenance organization offers installation, ongoing maintenance and field technical support for existing and new products. Increased maintenance margins usually result from incremental COM systems sold to the same customer site because the Company is able to provide maintenance without adding maintenance centers or a significant number of personnel. The improved capacity and efficiency of the XFP 2000 will result in reduced maintenance revenues as customers are able to process more volume on fewer COM systems. However, Anacomp believes that operating margins will benefit from sales of additional XFP 2000 systems because XFP 2000 systems require less maintenance than older COM systems.

  Customers and Distribution

     Anacomp's maintenance services division is made up of 500 field service engineers and managers who provide geographic coverage through ten districts in the United States. Anacomp provides maintenance services primarily to its installed base of COM systems, although the Company has begun to service non-Anacomp COM systems and selected data processing products. As part of a September 1993 agreement between Anacomp and First Image, Anacomp became First Image's exclusive COM system maintenance provider nationally. Anacomp's standard maintenance contract is an exclusive, two-year contract with an automatic two-year renewal period. The prices under a standard maintenance contract are fixed for nine months and thereafter are subject to up to 10% annual increases upon 90 days' notice. Maintenance contracts on the XFP 2000 also provide for incremental charges for every image over a certain number of images processed.

     International operations accounted for 32% of the Company's maintenance revenues in fiscal 1994. COM systems sold directly in foreign markets are maintained by Anacomp employees operating through Anacomp's foreign subsidiaries. COM systems sold in foreign markets through distributors are generally maintained by the employees of such distributors.

  Competitors

     Historically, competition in maintenance has been limited as most customers tend to use the maintenance services of the vendor that installed their system, though some customers choose to use in-house maintenance staffs. Thus, revenues are primarily a function of new COM system sales and the size of the installed base.

     Anacomp has the infrastructure to compete for service contracts on other COM products or selected data processing products, and the Company is actively seeking such business. In March 1992, Anacomp acquired the COM maintenance service operations of TRW Inc. ("TRW"), the last major third party provider of such services. The TRW operations were integrated into Anacomp's existing maintenance organization. These operations expanded the Company's maintenance service base and created new opportunities for COM system and supplies sales.

     Anacomp's maintenance market share is approximately 65% in the United States, 50% in Europe and 15% in the Americas (excluding the United States) and Asia.

NEW PRODUCTS AND MARKETS

     The Company is introducing new data storage and management products and services based on digital technologies. Anacomp seeks to establish strategic alliances with leading technology companies in order to gain access to digital technologies and reduce development time and expense. Anacomp's technological leadership, large customer base and worldwide distribution network have made it an attractive strategic alliance partner. Anacomp's digital-based products are sold through Anacomp's sales force to its micrographics customer base. For a discussion of the risks associated with the Company's development and introduction of new products, see "Risk Factors -- New Products".

     In November 1993, the Company announced an OEM agreement with IBM to produce XSTAR, an extended data storage product that combines on-line data management and long-term COM storage. XSTAR allows users to store computer generated documents on a variety of storage media (such as magnetic disks, optical disks, magnetic tape and COM) and remotely retrieve them through desktop PCs or host computer terminals. XSTAR is well suited for high-value, long-retention cycle documents that will migrate over time from digital to micrographics storage. Anacomp received its first order in the fourth quarter of fiscal 1994 and has placed additional units with selected customers for evaluation and possible sale.

     In April 1994, Anacomp announced an OEM agreement with FileNet to market VELLOS, a rewritable magneto-optical disk storage system. VELLOS enables customers to manage and store information that was initially stored on paper in digital format. VELLOS software, developed by FileNet, is installed on hardware that Anacomp buys from third parties and resells to its customers, unless purchased by customers from a different source. In connection with the sale of VELLOS, Anacomp also offers electronic scanning services as well as COM services if the data stored on VELLOS eventually migrate to micrographics for long-term archiving. VELLOS became available in late 1994 and is marketed through the ICS division.

MAGNETICS

  General

     Anacomp manufactures, sells and distributes a broad range of magnetics products such as open reel tape, 3480 data tape cartridges, TK 50/52 "CompacTape" data tape cartridges, 3490E data tape cartridges and "cookies", which are the magnetic media used in manufacturing flexible (or "floppy") diskettes. Anacomp also distributes other data storage products manufactured by third parties, including flexible diskettes and emerging products such as optical and magneto-optical disks and 1/4 inch, 4mm and 8mm data tape cartridges.

     In May 1994, Anacomp acquired Graham, a leader in providing magnetic data storage products. The acquisition of Graham increased Anacomp's share of the open reel tape market to approximately 92% worldwide and its share of the 3480/3490E data tape cartridge market to approximately 38%. As a result of the Graham acquisition, Anacomp also will be able to reduce by approximately $2 million annually its manufacturing costs for these products by transferring its domestic 3480/3490E manufacturing operation from Omaha, Nebraska to its Graham, Texas facility.

     Open reel tape, 3480 and 3490E data tape cartridges are used in mainframe computers manufactured by companies such as Amdahl Corporation, IBM and NEC Corporation. CompacTape data tape cartridges are used in Digital Equipment Corporation mid-range computers. The demand for 3480 data tape cartridges, CompacTape and open reel tape is estimated to be declining at per annum rates of 8%, 30% and 30%, respectively, as users migrate to 3490E data tape cartridges (which contain up to four times as much information as 3480 data tape cartridges) and other types of data storage technology. The market for 3490E data cartridges is expected to grow 35% per year.

     Anacomp is seeking new applications and markets based on its magnetics coating capacity. The Company manufactures voice logging tape, which is used by brokerage companies, "911" emergency service providers and other entities to tape telephone conversations. Anacomp also uses coated media to manufacture instrumentation tape, which is used by various government agencies to measure and record sensitive data, and transfer tape, which is found on the back of charge and credit cards.

     Anacomp also seeks to increase its market share in the magnetic "cookies" that it manufactures and sells to fabricators for insertion into flexible diskettes. Anacomp has improved its cookie quality by investing capital and labor to upgrade its Omaha, Nebraska facility and by transferring the manufacture of 3480/3490E cartridges from Omaha to Graham, Texas. During fiscal 1994, Anacomp manufactured and sold approximately 200 million cookies, compared to 188 million cookies in fiscal 1993, and Anacomp estimates that it will sell approximately 325 million cookies during fiscal 1995.

  Customers and Distribution

     Anacomp primarily sells its magnetics products through its worldwide distributor and dealer network and, to a lesser extent, through its 250-person micrographics direct sales force. In addition, the Company also manufactures its open reel, 3480 and 3490E tape products on an OEM basis for internationally recognized brands. Anacomp manufactures its products under the "Dysan", "StorageMaster" and "Graham Magnetics" trademarks. Anacomp's principal cookie customers are Hanny Magnetics Limited and Eden Magnetics Limited, both of which are flexible diskette fabricators located in Asia.

  Competitors

     Anacomp has no significant competitors with respect to the manufacture of open reel tape, and its worldwide market share is estimated at 92%. Anacomp competes with 3M, BASF AG and Memorex Telex N.V. in the sale of open reel tape, 3480 and 3490E data cartridges. Anacomp's worldwide market share for 3480 and 3490E data cartridges is estimated to be 35% and 30%, respectively. Anacomp competes with Teijin Limited and TDK Corporation in the sale of cookies, and its worldwide market share is estimated to be 15%.

SALES FORCE

     The Company employs 300 salespeople worldwide. The Company maintains four separate domestic sales forces: (i) Area Business Units ("ABUs") responsible for sales of micrographics services, COM systems and related maintenance services and supplies, for sales of digital products and for direct sales of magnetics products; (ii) the Strategic Resellers Division responsible for sales of all micrographics equipment and supplies, other than original microfilm, to dealers and distributors as well as through the Company's ABUs; (iii) Image Conversion Services responsible for sales of source document and scanning services and related equipment and supplies; and (iv) the Magnetics Division responsible for sales of magnetics products to dealers and distributors.

     Anacomp's ABUs collectively employ 170 salespeople. Utilizing Anacomp's "STAR" (Saving Through Application Review) program, an Anacomp salesperson tracks the flow of information through a customer's organization to determine which employees need access to various information and the urgency and frequency of retrieval of such information. The salesperson then recommends a comprehensive data storage and management program utilizing micrographics and digital solutions that effectively manage the customer's information throughout the document life cycle. For micrographics storage and retrieval, the Anacomp salesperson works with the customer to determine the best alternative between outsourcing to one of the Company's data service centers and purchasing COM systems for in-house operation. The Anacomp salesperson also sells to these data management and storage customers the maintenance services and consumable supplies and equipment needed to support the use of micrographics.

     Internationally, Anacomp employs 70 salespeople through its wholly owned foreign operating subsidiaries. In countries in which Anacomp does not have a subsidiary, the Company sells through approximately 100 distributors and agents.

RAW MATERIALS AND SUPPLIERS

     Polyester is a principal raw material for microfilm and magnetics products. In October 1993, SKC purchased Anacomp's Sunnyvale, California duplicate microfilm facility and entered into a ten-year supply agreement (the "Supply Agreement") pursuant to which SKC became the Company's sole duplicate microfilm supplier. In connection therewith, SKC invested several million dollars to consolidate and enhance the Sunnyvale facilities in order to improve both productivity and quality. SKC's duplicate film production is dedicated exclusively to Anacomp. Pursuant to the Supply Agreement, SKC provides Anacomp with a substantial portion of its polyester requirements for its magnetics products.

     The Company's XFP 2000 utilizes a proprietary, patented original film canister. While all original film used for the XFP 2000 is supplied by Kodak, the Company does have substantial (in excess of $15 million) original film resale agreements with Fuji and Agfa with respect to microfilm utilized in other COM systems. The Company believes that original film for its XFP 2000 systems can be obtained by the Company, if necessary, from Fuji, Agfa and 3M. For a discussion of certain of the risks involved in the Company's use of polyester and Anacomp's relationships with SKC and Kodak, see "Risk Factors -- Availability of Polyester and Certain Other Supplies".

RESEARCH AND DEVELOPMENT

     The Company supports several engineering initiatives, including COM systems and related software product development and support for existing customer installations. The engineering department is located in the Company's principal manufacturing facility in Poway, California and employs approximately 130 engineers and technicians. The total expenditures associated with all engineering programs (including research and development) amounted to approximately $10.4 million in 1994, $11.1 million in 1993 and $10.2 million in 1992. Most of these costs were related to continued software development for the XFP 2000. Management expects that its near-term engineering efforts will continue to be concentrated on adding additional software capabilities to the XFP 2000.

     Anacomp has intensified its development efforts aimed at providing bridge technologies between micrographics and digital technologies. Anacomp expects to continue to expand its efforts in this area over the next several years through strategic alliances with other technology companies. See "Business -- Strategy".

     Anacomp owns several patents and licenses covering certain aspects of its products and production processes. Nevertheless, the Company believes that the patent protection is of lesser significance than the knowledge and experience of its management and personnel and their abilities to develop and market the Company's products.

FACILITIES

     Anacomp's principal administrative headquarters is located at 11550 North Meridian Street in Carmel, Indiana (a suburb of Indianapolis). In 1992, the Company opened a new manufacturing and operations center in Poway, California, near San Diego. The facility consolidated one-fourth of Anacomp's work force and ten separate manufacturing facilities into one facility. Micrographics manufacturing, engineering and product maintenance facilities are all located in Poway.

     Anacomp's magnetics manufacturing and engineering facilities are located in Graham, Texas; Omaha, Nebraska; and Brynmawr, Wales. During 1994, Anacomp's Graham and Brynmawr facilities received international recognition for quality standards, earning International Standards Organization (ISO) 9002 certification.

                                   MANAGEMENT

     The current directors and executive officers of the Company and their ages (as of September 30, 1994) and positions are listed below.

               NAME                  AGE                        POSITION
- -----------------------------------  ----  ---------------------------------------------------

Louis P. Ferrero...................    52  Chairman of the Board and Chief Executive Officer

William C. Ater....................    54  Vice President and Chief Administrative Officer

K. Gordon Fife.....................    49  Vice President -- Tax

Hasso Jenss........................    51  Vice President -- European Micrographics

P. Lang Lowrey.....................    41  Vice President -- Magnetics Group

Thomas W. Murrell..................    54  Vice President and General Manager -- Poway
                                           Operations

Jack R. O'Donnell..................    64  Executive Vice President, Treasurer and Chief
                                           Financial Officer

Michael H. Riley...................    47  Vice President -- Product Development and Marketing

Gary M. Roth.......................    52  Vice President -- Americas/Asia Division

Thomas R. Simmons..................    47  Vice President -- Direct Sales Division -- East

Donald L. Viles....................    48  Vice President and Controller

Michael P. Wessner.................    34  Vice President -- Strategic Resellers Group

J. Frederick Williams..............    52  Vice President, Direct Sales Division -- West

J. Mark Woods......................    52  President, Chief Operating Officer and Director

Clark A. Johnson...................    63  Director

Richard E. Neal....................    69  Director

Roger S. Palamara..................    48  Director

Paul G. Roland.....................    60  Director

Frederick W. Zuckerman.............    60  Director

     The business experience of the above officers and directors for the past five years is described below. Each executive officer is elected for a term of one year and holds office until his successor is chosen and qualified or until his death, resignation or removal.

     Louis P. Ferrero was appointed as President of the Company in May 1984, and became a member of the Offices of the Chairman of the Board and Chief Executive Officer in November 1984. In February 1985, the Board of Directors of the Company amended the By-Laws of the Company to eliminate the Office of the Chairman of the Board and Office of the Chief Executive Officer and elected Mr. Ferrero Chairman of the Board and Chief Executive Officer. Mr. Ferrero has been a member of the Company's senior management team since he joined the Company in 1979 as part of the Company's acquisition of Computer Micrographics, Inc. At the Company, Mr. Ferrero initially served as a Senior Vice President with responsibility for micrographics field operations, and later became a Senior Division Vice President with responsibility for new business development. Mr. Ferrero also is a director of Conseco, Inc.

     The Commission conducted an investigation relating to the trading of the common stock of Xidex Corporation ("Xidex") prior to the announcement in July 1988 of the possible acquisition of Xidex by the Company. In January 1991, the Commission approved bringing a civil action against Mr. Ferrero and certain other individuals alleging that Mr. Ferrero had been a source of information to certain other individuals who traded prior to such announcement. The Commission allegations did not include any trading by, or financial benefit to, Mr. Ferrero. In March 1991, Mr. Ferrero settled the charges with the Commission without admitting or denying guilt and paid a fine of $277,750. Pursuant to the Company's Restated Articles of Incorporation and Mr. Ferrero's Amended and Restated Employment Agreement, the Company indemnified Mr. Ferrero for the amount of the Commission settlement plus an amount equal to the Federal and state tax liability incurred by Mr. Ferrero as a result of such indemnification (a total of $428,000) plus legal fees in the amount of $35,000. After a non-jury trial before the United States District Court for the Southern District of Indiana during 1993, the Court found that such other individuals had engaged in insider trading in violation of the Federal securities laws and ordered disgorgement of approximately $562,000 and payment of penalties and interest of approximately $1.2 million.

     William C. Ater was elected Vice President and Chief Administrative Officer in February 1988. From March 1981 to February 1988, Mr. Ater served as Vice President of Administration. He has served as Secretary since March 1985.

     K. Gordon Fife was elected Vice President of Tax in October 1985.

     Hasso Jenss was elected Vice President -- European Micrographics in November 1993. Prior to that, he served from October 1989 to October 1993 as Managing Director of Anacomp's German subsidiary.

     P. Lang Lowrey was elected Vice President -- Magnetics Group in November 1992. Prior to that, he served from October 1990 to October 1992 as Vice President -- Worldwide Marketing Division. He was Vice President -- MultiproduX Division from December 1987 through September 1990.

     Thomas W. Murrel was elected Vice President and General Manager of Poway Operations in January 1993. Prior to that, he served from February 1988 to December 1992 as Vice President -- Maintenance Division. From June 1987 to February 1988, he served as Vice President -- Product Service, DatagraphiX.

     Jack R. O'Donnell joined Anacomp in March 1992 as Executive Vice President, Treasurer and Chief Financial Officer. Prior to joining Anacomp, Mr. O'Donnell was an office managing partner with Arthur Andersen LLP.

     Michael H. Riley was elected Vice President, Product Development and Marketing in November 1994. From January 1993 to November 1994, he served as Vice President, Product Planning and Marketing. Prior to that, he served from 1990 to 1992 as Vice President of Information Systems Marketing and from 1989 to 1990 as Director of Product Management.

     Gary M. Roth was elected Vice President, Americas/Asia Division in November 1992. From October 1991 to October 1992, he served as Manager, LAAP/Canada Operations. From October 1988 to October 1991, he served as Vice
President -- Data Systems Division. From July 1982 to October 1988, he served as Regional Vice President -- COM Services Division.

     Thomas R. Simmons was elected Vice President, Direct Sales Division -- East on November 12, 1994. He had served as Vice President -- Information Systems Division since November 4, 1991. Prior to that, he served from 1987 to 1991 as Vice President -- Micrographics Services Division.

     Donald L. Viles was elected Vice President and Controller of Anacomp in October 1985.

     Michael P. Wessner was elected Vice President -- Strategic Resellers Group in November 1994. He had served as Vice President -- Strategic Resellers Division since November 1992. Prior to that, from October 1991 to October 1992, he served as a Regional Vice President in the Strategic Resellers Division. From November 1988 to October 1991, he was a Regional Vice President in the MultiproduX Division. Mr. Wessner joined Anacomp in July 1985, and served as supplies sales representative until October 1988.

     J. Fredrick Williams was elected Vice President, Direct Sales
Division -- West in November 1994. He had served as Vice
President -- Micrographics Services Division since November 1991. From October 1988 through October 1991, he served as a Regional Vice President in the Micrographics Services Division. For the two years prior to that, he was Vice President -- Commercial and Government Services Division.

     J. Mark Woods was elected President and Chief Operating Officer in February 1993. Prior to that, he served as Executive Vice President and Chief Operating Officer since May 1989. From August 1988 through April 1989, he served as President of the Micrographics Group. He served as Executive Vice President and Chief Operating Officer from January 1985 to August 1988. In February 1988, Mr. Woods was elected a director of Anacomp. He currently serves on the nominating committee of the Board of Directors.

     Clark A. Johnson has served as a director since 1991. Mr. Johnson joined Pier 1 Imports in 1985 as President and Chief Executive Officer and was elected Chairman and Chief Executive Officer in 1988. Mr. Johnson also is a director of Albertsons, Inc., Actava, Inc., Heritage Media Corp., and InterTAN, Inc.

     Richard E. Neal has served as a director since 1984. Mr. Neal retired as an Executive Vice President of the investment banking firm of City Securities Corporation in Indianapolis, Indiana in June 1994, a position which he held for more than the prior five years.

     Roger S. Palamara has served as a director since 1983. Mr. Palamara has been Vice President of Bank One, Indianapolis, N.A., in charge of its International Services Department, since June 1984.

     Paul G. Roland has served as a director since 1984. Mr. Roland has been a partner with the law firm of Ruckelshaus, Roland, Hasbrook & O'Connor for more than the past five years.

     Frederick W. Zuckerman has served as a director since 1990. Mr. Zuckerman is an independent consultant and professional director for public companies. Mr. Zuckerman served as Vice President and Treasurer of IBM from September 1993 until January 1995. Prior to that, he was Senior Vice President and Treasurer of Nabisco, Inc. from February, 1991. Prior to that, he was an independent consultant and professional director. From 1981 until September 1990, he was Vice President and Treasurer of Chrysler Corporation. Mr. Zuckerman is also a director of Northeast Federal Corporation, Meditrust, Inc., The Singapore Fund, Northeast Savings Bank, The Turner Corporation, The Japan Equity Fund and NVR, Inc.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an Indenture to be dated as of
  , 1995 (the "Indenture"), between the Company, as issuer, and             , as
Trustee (the "Trustee"), a copy of the proposed form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary, which describes certain material provisions of the Indenture and the Notes, does not purport to be complete, and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the provisions of the Indenture and the Notes, including the definitions therein of certain terms. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), as in effect on the date of the Indenture. Wherever particular provisions or definitions of the Indenture, the Notes or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture. For purposes of this Description of the Notes, the term "Company" refers to Anacomp, Inc. and does not include its subsidiaries except for purposes of financial data determined on a consolidated basis.

GENERAL

     The Notes will mature on               , 2002, and will be limited to an
aggregate principal amount of $225,000,000. The Notes will bear interest at the
rate set forth on the cover page of this Prospectus from               , 1995
(the "Issue Date"), or from the most recent interest payment date to which
interest has been paid, payable semi-annually on             and             of
each year, beginning on        , 1995, to the person in whose name the Note (or
any predecessor Note) is registered at the close of business on the preceding
            or             , as the case may be.

     Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes will be exchangeable and transferable, at an office or agency of the Company, one of which will be maintained for such purpose in New York, New York (which initially will be the Corporate Trust Office of the
Trustee, at             ) or such other office or agency permitted under the
Indenture; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered address of the holder entitled thereto. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

     All moneys paid by the Company to a Paying Agent for the payment of the principal of, or premium, if any, or interest on, any Notes that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable may be repaid to the Company, and the holder of such Note thereafter may look only to the Company for payment thereof.

RANKING

     The Notes will be senior secured obligations of the Company ranking pari passu in right of payment with all existing and future senior obligations of the Company and senior in right of payment to all existing and future indebtedness of the Company that is designated as subordinate or junior in right of payment to the Notes. The Notes will be secured by a Lien on substantially all the assets of the Company and the U.S. Restricted Subsidiaries, other than Accounts Receivable, Inventory and the proceeds thereof (collectively referred to as the "Collateral"). The Collateral will include after-acquired assets of the Company and the U.S. Restricted Subsidiaries to the extent that such assets are acquired by the Company or any such U.S. Restricted Subsidiary without financing secured by a lien on such assets. The Collateral consists of (i) tangible assets with a book value substantially less than the aggregate principal amount of the Notes and (ii) intangible assets (principally goodwill). See "-- Collateral" and "Risk Factors -- Potential Inadequacy of Security".

     At September 30, 1994, after giving effect to the issuance of the Notes, the creation of the Revolving Credit Facility and the use of proceeds therefrom, the pro forma amount of Senior Indebtedness of the Company outstanding would have been $227.2 million. In addition, after the Issue Date the Company will be permitted to borrow up to $70 million under the Revolving Credit Facility. Although the Indenture contains limitations on the amount of additional indebtedness that the Company may incur, the amounts of such indebtedness could be substantial and, in any case, such indebtedness may be Senior Indebtedness. The Notes will be effectively subordinated to all indebtedness and other liabilities of the Company's Subsidiaries, which, as of September 30, 1994, amounted to $26.7 million. The Indenture permits the Company's Subsidiaries to incur certain amounts of additional indebtedness. See "-- Certain
Covenants -- Limitation on Indebtedness" and "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock".

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to        , 2000. On and after such
date, the Notes will be redeemable at the option of the Company, at any time as a whole, or from time to time in part, on not less than 30 days nor more than 60
days' notice, at a redemption price of      % of the principal amount thereof,
plus accrued and unpaid interest (if any) to the date of redemption, through, 2001, and thereafter at 100%.

SINKING FUND

     There will be no sinking fund payments for the Notes.

CHANGE OF CONTROL

     In the event of a Change of Control, the Company will (i) within 30 days after the occurrence of such Change of Control, notify each holder of the Notes, with a copy of such notice to the Trustee, in writing of the occurrence of and the circumstances and relevant facts regarding such Change of Control and (ii) make an offer to purchase (the "Change of Control Offer") the Notes at a purchase price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the Change of Control Purchase Date (as defined below) (such price, together with such interest, the "Change of Control Purchase Price") on or before the date specified in such notice, which date shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Purchase Date"). The Change of Control Offer will remain open from the time such offer is made until the Change of Control Purchase Date. The Company will purchase all Notes properly tendered in the Change of Control Offer and not withdrawn in accordance with the procedures set forth in such notice. The Change of Control Offer will state, among other things, the procedures that holders of the Notes must follow to accept the Change of Control Offer.

     The occurrence of certain of the events which would constitute a Change of Control could constitute a default under the Company's existing and future indebtedness. In addition, the exercise by the holders of the Notes and of their right to require the Company to repurchase Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, if a Change of Control Offer is made, there can be no assurance that the Company will have sufficient funds or other resources to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders thereof seeking to accept the Change of Control Offer.

     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company and, thus, the removal of incumbent management. The Change of Control provisions will not prevent a change in a majority of the members of the Board of Directors of the Company which is approved by a majority of the then-present Board of Directors of the Company. One of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all the property of the Company and its Subsidiaries, taken as a whole, to any Person (other than a Restricted Subsidiary). The phrase "all or substantially all" is subject to judicial interpretation depending on the facts and circumstances of the subject transaction. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" the assets of a corporation. Accordingly, in certain circumstances it may be unclear whether a Change of Control has occurred and whether the Company may therefore be required to make a Change of Control Offer.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to any Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control covenant by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless
(i) no Default or Event of Default shall have occurred and be continuing at the time of such Incurrence or would occur as a consequence of such Incurrence and
(ii) in the case of the Company, such Indebtedness is Permitted Indebtedness or, in the case of any Restricted Subsidiary, such Indebtedness is permitted under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock".

     "Permitted Indebtedness" will be defined as:

     (i) Indebtedness represented by the Notes;

     (ii) Indebtedness remaining outstanding immediately after the Issue Date (and not otherwise permitted by clause (i) or (iv));

     (iii) Indebtedness Incurred if, after giving pro forma effect to such Incurrence, the Consolidated Coverage Ratio would be equal to at least 2 to 1;

     (iv) Indebtedness under the Revolving Credit Facility or any other revolving credit facility in an aggregate principal amount outstanding from time to time not to exceed the sum of 80% of the book value from time to time of the Accounts Receivable of the Company and 60% of the book value from time to time of the Inventory of the Company, in each case computed in accordance with GAAP;

     (v) Indebtedness (A) under Interest Rate Protection Agreements relating to Indebtedness permitted hereunder entered into in the ordinary course of the Company's financial management and not for speculative purposes; provided, however, that the notional amount of each such Interest Rate Protection Agreement does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Agreement relates; or (B) under Currency Exchange Protection Agreements entered into in the ordinary course of the Company's financial management and not for speculative purposes; provided, however, in the case of either clause (A) or (B), any such Interest Rate Protection Agreement or Currency Exchange Protection Agreement, as the case may be, does not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in the interest rates or exchange rates, as the case may be, or by reason of customary fees, indemnities and compensation payable thereunder;

     (vi) Indebtedness owing to and held by any Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the occurrence of such Indebtedness by the issuer thereof;

     (vii) Indebtedness in connection with a prepayment of the Notes pursuant to a Change of Control Offer; provided, however, that the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount of the Notes prepaid; provided, further, however, that such Indebtedness
(A) has an Average Life equal to or greater than the remaining Average Life of the Notes and (B) does not mature prior to the Stated Maturity of the Notes;

     (viii) Indebtedness in respect of Purchase Money Indebtedness or Capital Lease Obligations directly Incurred by the Company; provided, however, that the sum of (A) the aggregate principal amount of such Purchase Money Indebtedness,
(B) the aggregate amount of such Capital Lease Obligations and (C) the aggregate amount of Capital Lease Obligations Incurred by Restricted Subsidiaries as permitted under clause (iii) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock" does not at any one time outstanding exceed $20 million;

     (ix) Indebtedness Incurred (A) in the ordinary course of business of the Company with respect to trade credit made available to the Company in connection with the obtaining of goods or services by the Company (including commercial letters of credit, bankers' acceptances or accommodation Guarantees for the benefit of trade creditors or suppliers), in each case for a period not to exceed 180 days, in an amount not to exceed the purchase price for the goods or services for which such credit is made available and which do not constitute obligations for borrowed money, and (B) with respect to standby letters of credit, performance bonds and surety bonds that do not constitute obligations for borrowed money Incurred by the Company in the ordinary course of business relating to services to be performed by or on behalf of the Company; provided, however, that the aggregate amount of related reimbursement obligations under Indebtedness permitted by clause (A) or (B) and clause (iv) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock" does not exceed $25 million at any one time outstanding;

     (x) Indebtedness in respect of Guarantees by the Company of Indebtedness of any Restricted Subsidiary permitted to be Incurred under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock"; provided, however, that any Guarantee by the Company of any Indebtedness of a Foreign Subsidiary shall be limited to an aggregate principal amount at any one time not to exceed (A) the sum of 80% of the book value from time to time of the Accounts Receivable of the Company and 60% of the book value from time to time of the Inventory of the Company, in each case computed in accordance with GAAP, minus (B) the aggregate principal amount of Indebtedness of the Company outstanding at any time pursuant to clause (iv);

     (xi) Indebtedness represented by the Exchange Notes issued in exchange for any of the 8.25% Preferred Stock outstanding on the Issue Date pursuant to the terms of the 8.25% Preferred Stock as in effect on the Issue Date;

     (xii) Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (i), (ii), (iii), (vii) or (xi); and

     (xiii) in addition to any Indebtedness permitted by clauses (i) through
(xii), up to an aggregate of (A) $25 million in principal amount of Indebtedness at any one time outstanding minus (B) the principal amount of Indebtedness at such time outstanding of any Foreign Subsidiaries permitted pursuant to clause
(viii) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock".

     The Company will not directly or indirectly Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations; provided, however, that the Company may Incur up to an aggregate principal amount of $5 million of Indebtedness under clause (iv) if the proceeds of such Indebtedness are used to purchase or redeem any 15% Subordinated Notes outstanding on the Issue Date.

     Limitation on Restricted Subsidiary Indebtedness and Preferred Stock. The Company will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness or issue or permit to exist any Preferred Stock unless
(i) no Default or Event of Default shall have occurred and be continuing at the time of such Incurrence or would occur as a consequence of such Incurrence and (ii) such Indebtedness or Preferred Stock is Permitted Restricted Subsidiary Indebtedness.

     "Permitted Restricted Subsidiary Indebtedness" will be defined as:

          (i) Indebtedness or Preferred Stock remaining outstanding immediately after the Issue Date (and not otherwise permitted by clause (ii));

          (ii) Indebtedness of any Foreign Restricted Subsidiary under any foreign currency revolving credit facility in an aggregate principal amount outstanding from time to time not to exceed the sum of 80% of the book value from time to time of the Accounts Receivable of such Foreign Subsidiary and 60% of the book value from time to time of the Inventory of such Foreign Subsidiary, in each case computed in accordance with GAAP;

          (iii) Indebtedness in respect of Capital Lease Obligations directly Incurred by any Restricted Subsidiary; provided, however, that the sum of
     (A) the aggregate amount of such Capital Lease Obligations, (B) the aggregate principal amount of Purchase Money Indebtedness and (C) the aggregate amount of Capital Lease Obligations Incurred by the Company pursuant to clause (viii) under "-- Limitation on Indebtedness" does not at any one time outstanding exceed $20 million;

          (iv) Indebtedness Incurred (A) in the ordinary course of business of any Restricted Subsidiary with respect to trade credit made available to such Restricted Subsidiary in connection with the obtaining of goods or services by such Restricted Subsidiary (including commercial letters of credit, bankers' acceptances or accommodation Guarantees for the benefit of trade creditors or suppliers), in each case for a period not to exceed 180 days, in an amount not to exceed the purchase price for the goods or services for which such credit is made available and which do not constitute obligations for borrowed money and (B) standby letters of credit, performance bonds and surety bonds that do not constitute obligations for borrowed money Incurred by any Restricted Subsidiary in the ordinary course of business relating to services to be performed by or on behalf of such Restricted Subsidiary; provided, however, that the aggregate amount of any related reimbursement obligations under Indebtedness permitted by clause (A) or (B) and clause (ix) under "-- Limitations on Indebtedness" does not exceed $25 million at any one time outstanding;

          (v) Indebtedness (A) under Interest Rate Protection Agreements relating to Indebtedness permitted hereunder entered into in the ordinary course of any Restricted Subsidiary's financial management and not for speculative purposes; provided, however, that the notional amount of each such Interest Rate Protection Agreement does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Agreement relates; or (B) under Currency Exchange Protection Agreements entered into in the ordinary course of any Foreign Subsidiary's financial management and not for speculative purposes; provided, however, in the case of either clause (A) or (B), any such Interest Rate Protection Agreement or Currency Exchange Protection Agreement, as the case may be, does not increase the Indebtedness of such Subsidiary outstanding at any time other than as a result of fluctuations in the interest rates or exchange rates, as the case may be, or by reason of customary fees, indemnities and compensation payable thereunder;

          (vi) Indebtedness or Preferred Stock owing to and held by the Company or any Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the occurrence of such Indebtedness by the issuer thereof;

          (vii) Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (i); and

          (viii) in addition to any Indebtedness permitted by clauses (i) through (vii), up to an aggregate of $5 million in principal amount of Indebtedness at any one time outstanding.

     Limitation on Restricted Payments. The Company will not, and the Company will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend on, or make any distribution on or in respect of, its Capital Stock (including any such payment in connection with any merger or consolidation involving the Company), except dividends payable solely in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock and except dividends or distributions payable to the Company or any Restricted Subsidiary, (ii) purchase, redeem or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or any Restricted Subsidiary,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled repayment, scheduled sinking fund payment or other scheduled maturity, any Subordinated Obligation which had a Stated Maturity equal to or later than the Stated Maturity of the Notes (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment"), unless at the time of and after giving effect to the proposed Restricted Payment
(a) no Default or Event of Default shall have occurred and be continuing (or would result therefrom), (b) the Company could Incur at least $1.00 of additional Indebtedness pursuant to clause (iii) under "-- Limitation on Indebtedness" and (c) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of the Company, whose determination shall be evidenced by a resolution of such Board furnished to the Trustee) declared or made since the Issue Date, would not exceed, without duplication, the sum of (1) an amount equal to 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the last day of the last completed fiscal quarter of the Company immediately preceding the Issue Date and ending on the last day of the Company's last fiscal quarter ended prior to the date of such proposed Restricted Payment (or, if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) and minus 100% of the amount of any write-downs, write-offs, other negative revaluations and other negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period, (2) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock, including Capital Stock of the Company issued upon conversion of convertible debt or the exercise of options, warrants or rights to purchase Capital Stock of the Company, but excluding Disqualified Stock, subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries), (3) the amount by which the Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange) and (4) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) payments of dividends, repayments of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was a Restricted Payment.

     The foregoing provisions will not prohibit: (i) any purchase or redemption of Capital Stock of the Company or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of a substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries) or out of proceeds of an equity contribution made substantially concurrently with such purchase or redemption; provided, however, that (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or equity contribution will be excluded from subclause (2) of the above paragraph; (ii) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to "-- Limitation on Indebtedness"; provided, however, that (A) such Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate sum of (1) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of such Subordinated Obligations being so purchased or redeemed and (2) any premiums, fees and other expenses paid by the Company or any Restricted Subsidiary in connection with such purchase or redemption, (B) such Indebtedness is at least as subordinated to the Notes as such Subordinated Obligations so purchased or redeemed and the covenants relating to such Indebtedness are no more restrictive in the aggregate than those of such Subordinated Obligations, (C) such Indebtedness has a Stated Maturity no earlier than the Stated Maturity of such Subordinated Obligations, (D) such Indebtedness has an Average Life at the time such Indebtedness is Incurred equal to or greater than the Average Life of such Subordinated Obligations and (E) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iii) any declaration or payment of any dividend on the 8.25% Preferred Stock outstanding on the Issue Date and required to be so declared or paid by the terms thereof; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments from and after the date of declaration of such dividend;
(iv) any purchase or redemption of the 8.25% Preferred Stock outstanding on the Issue Date pursuant to the mandatory repurchase provisions of the 8.25% Preferred Stock as in effect on the Issue Date; provided, however, that such purchase or redemption will be included in the calculation of the amount of Restricted Payments; (v) any purchase or redemption of the 8.25% Preferred Stock outstanding on the Issue Date in exchange for, or out of the proceeds of the substantially concurrent sale of, the Exchange Notes which are permitted to be Incurred pursuant to clause (xi) under "-- Limitation on Indebtedness"; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (vi) any payment in cash in lieu of the issuance of fractional shares of Capital Stock to any holder of Capital Stock warrants of the Company outstanding on the Issue Date pursuant to the exchange of such warrants for other Capital Stock of the Company upon the exercise of such warrants pursuant to the terms thereof; provided, however, that such payment shall be excluded in the calculation of the amount of Restricted Payments; (vii) any purchase or redemption of rights issued to holders of the Company's Common Stock pursuant to the Company's Shareholder Rights Plan adopted on February 4, 1990; provided, however, that (A) all such purchases or redemptions shall not be in an aggregate principal amount in excess of $250,000 and (B) such purchase or redemption will be included in the calculation of the amount of Restricted Payments; (viii) any purchase or redemption of any 15% Subordinated Notes outstanding on the Issue Date; provided, however, that (A) such purchase or redemption is made solely with the proceeds of Indebtedness Incurred pursuant to clause (iv) under "-- Limitation on Indebtedness" and such Indebtedness does not exceed an aggregate principal amount of $5 million and (B) such purchase or redemption will be included in the calculation of the amount of Restricted Payments; or (ix) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the above paragraph; provided, however, that (A) at the time of payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or would result therefrom) and (B) such dividend will be included in the calculation of the amount of Restricted Payments from and after the date of declaration of such dividend.

     Transactions with Affiliates. The Company will not, and the Company will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business, enter into or permit to exist any transaction (including the sale, conveyance, disposition, purchase, exchange or lease of any property or the rendering of any services) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless (i) the terms of such Affiliate Transaction are in writing, (ii) such Affiliate Transaction is in the best interest of the Company or such Restricted Subsidiary, as the case may be,

(iii) such Affiliate Transaction is on terms as favorable to the Company or such Restricted Subsidiary, as the case may be, as those that could be obtained at the time of such Affiliate Transaction for a similar transaction in arm's-length dealings with a Person who is not such an Affiliate and (iv) with respect to each Affiliate Transaction involving aggregate payments or value in excess of $5 million, the Company delivers to the Trustee an opinion letter from an Independent Appraiser (in which such Independent Appraiser identifies itself as such) to the effect that such Affiliate Transaction complies with clauses (ii) and (iii) and an Officer's Certificate certifying that such Affiliate Transaction was approved by a majority of the Board of Directors of the Company, including a majority of the disinterested members of such Board, as evidenced by a resolution of such Board, and that such Affiliate Transaction complies with clauses (ii) and (iii), such opinion letter and resolution to be dated within 30 days of such Affiliate Transaction; provided, however, that the foregoing will not prohibit (A) any Restricted Payment permitted to be paid as described above under "-- Limitation on Restricted Payments", (B) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company, (C) loans or advances permitted under the Indenture from time to time to employees of the Company or any Restricted Subsidiary in the ordinary course of business in accordance with past practices of the Company, (D) the payment of reasonable fees to directors of the Company and of Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary, (E) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or (F) reasonable and customary indemnification arrangements between the Company or any Restricted Subsidiary and their respective directors and officers pursuant to which the Company or any such Restricted Subsidiary agrees to indemnify such directors and officers against losses and expenses incurred by such directors and officers in connection with their service to the Company or such Restricted Subsidiary, as the case may be (to the extent that such indemnification arrangements are permitted under applicable law).

     Limitation on Liens and Impairment of Collateral. The Company will not, and the Company will not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), or any right, title or interest thereto, other than Permitted Liens.

     Except as permitted by the Indenture or any of the other Collateral Documents, the Company will not, and the Company will not permit any of its Subsidiaries to, directly or indirectly, (i) take or omit to take any action which might or would have the result of adversely affecting or impairing the perfected first priority Lien of the Indenture and the other Collateral Documents with respect to the Collateral or any right, title or interest thereto or (ii) grant to any Person any interest in, or right, title or interest to, the Collateral, other than, in each case, Permitted Liens.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company will not, and the Company will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distribution on or in respect to its Capital Stock or pay any Indebtedness owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary, except for (a) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, (b) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Subsidiary of, or was acquired by, the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of, or was acquired by, the Company) and outstanding on such date, (c) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in such agreement relate solely to the property so acquired, (d) any encumbrance or restriction with respect to any Foreign Restricted

Subsidiary pursuant to any foreign currency revolving credit facility of such Foreign Restricted Subsidiary permitted under clause (ii) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock", (e) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement permitted pursuant to clause (a), (b) or (c) or contained in any amendment to any such agreement or amendment; provided, however, that any encumbrance or restriction contained in any such refinancing agreement is no less favorable to the holders of the Notes than any encumbrance or restriction contained in such agreement, and (f) in the case of clause (iii), any encumbrance or restriction (1) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (2) arising by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the terms of the Indenture or (3) arising or agreed to in the ordinary course of business and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any such Restricted Subsidiary.

     Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries. The Company will not permit (i) any Restricted Subsidiary to issue any Capital Stock other than to the Company or a Wholly Owned Subsidiary; or (ii) any Person (other than the Company or a Wholly Owned Subsidiary) to own any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares); provided, however, that clauses (i) and (ii) will not prohibit (a) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Wholly Owned Subsidiary effected in accordance with "-- Limitation on Sales of Assets and Restricted Subsidiary Stock", (b) any Person from owning any of the Pledged Stock (as defined herein) subsequent to any foreclosure on or other transfer of such Pledged Stock in connection with an exercise of remedies under any of the Collateral Documents or (c) any issuance of Preferred Stock to any Person permitted under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock".

     Limitation on Sales of Assets and Restricted Subsidiary Stock. The Company will not, and the Company will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value of the shares, property and assets subject to such Asset Disposition, (ii) at least 75% of such consideration (or, in the event of any Asset Disposition of all or any portion of the Company's Magnetics' Division, 50% of such consideration) consists of cash, Temporary Cash Investments or the assumption of Senior Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability under such Senior Indebtedness and (iii) in connection with any Asset Disposition with an aggregate consideration greater than $10 million, the Company delivers an Officer's Certificate to the Trustee certifying that such Asset Disposition complies with clauses (i) and (ii) and that such Asset Disposition was approved by a majority of the Board of Directors of Company, including a majority of the disinterested members of such Board, as evidenced by a resolution based on an opinion letter from an Independent Appraiser to the effect that such Asset Disposition complies with clause (i) (which opinion letter shall identify such Independent Appraiser as such and shall be dated not more than 30 days prior to such Asset Disposition).

     Upon the closing of any such Asset Disposition, the Company shall cause the Net Cash Proceeds from such Asset Disposition to be delivered to the Trustee and pledged to the Trustee for deposit in a collateral account in the name and under the sole dominion and control of the Trustee and shall take such other actions, at the sole expense of the Company, as shall be reasonably requested by the Trustee to create in favor of the Trustee on behalf of the holders of the Notes a perfected first priority Lien in respect of such Net Cash Proceeds and all other property and assets received in connection with such Asset Disposition and to insure that all such Collateral shall be free and clear of all Liens other than Permitted Liens.

     Within 270 days after the receipt of any Net Cash Proceeds in connection with any Asset Disposition, the Company or such Restricted Subsidiary, as the case may be, may, subject to the procedures set forth below, reinvest such Net Cash Proceeds in Replacement Collateral at a purchase price which does not exceed the Fair Market Value of such Replacement Collateral so purchased (a "Replacement Collateral Purchase"). If it so reinvests, the Company or such Restricted Subsidiary shall (A) deliver an Officers' Certificate to the Trustee certifying that such Replacement Collateral Purchase complies with the first sentence of this paragraph and that, in the event such Replacement Collateral Purchase involves Net Cash Proceeds in excess of $10 million, such Replacement Collateral Purchase was approved by a majority of the Board of Directors, including a majority of the disinterested members of such Board, as evidenced by a resolution of such Board, and (B) in the case of any Replacement Collateral Purchase in excess of such amount, deliver to the Trustee an opinion letter from an Independent Appraiser to the effect that such Replacement Collateral Purchase complies with the first sentence of this paragraph (which opinion letter shall identify such Independent Appraiser as such and be dated within 30 days of the effective date of such Replacement Collateral Purchase). The Company shall take such actions, at the sole expense of the Company, to create in favor of the Trustee for the benefit of the holders of the Notes a perfected first priority Lien in respect of any Replacement Collateral (other than the Company's Accounts Receivable and Inventory and the proceeds thereof) concurrently with the acquisition thereof. Such Replacement Collateral shall be free and clear of Liens other than Permitted Liens. Upon receipt by the Trustee of such documents and instruments in a form satisfactory to the Trustee and evidence of the taking of such actions satisfactory to the Trustee, as may be necessary or desirable, to create then in favor of the Trustee the Lien in respect of the related Replacement Collateral required by the Indenture and the other Collateral Documents, unless a Default or Event of Default shall have occurred at any time and be continuing, the Trustee shall simultaneously release from the Lien of the Indenture and the other Collateral Documents, and deliver to the Company, the Net Cash Proceeds that were delivered to the Collateral Agent, together with the proceeds thereof in the amount requested by the Company or such Restricted Subsidiary; provided, that such amount shall not exceed the purchase price of the Replacement Collateral. In the event any Replacement Collateral is Capital Stock of any Person, the Company shall cause such Capital Stock to be pledged to the Trustee for the benefit of holders of the Notes. In the event of any such pledge of Capital Stock, all the assets and property of the issuer of such Capital Stock shall be considered Replacement Collateral and the requirements described above relating to the pledge thereof to the Trustee shall apply in full. Any Net Cash Proceeds that are not used within the time period specified in the provisions described in the first sentence of this paragraph and in accordance with the procedures referenced in such sentence shall constitute "Excess Proceeds".

     To the extent that any or all of the Net Cash Proceeds of any Foreign Asset Disposition received by a Restricted Subsidiary is prohibited or delayed by applicable local law from being repatriated to the United States of America, the portion of such Net Cash Proceeds so affected will not be required to be applied at the time provided above, but may be retained by such Restricted Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to the United States of America (the Company agreeing to, and to cause such Restricted Subsidiary to, promptly take all actions required by the applicable local law to permit such repatriation). Once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth above.

     Each time that the aggregate amount of Excess Proceeds relating to Asset Dispositions equals or exceeds $10 million (the "Asset Disposition Trigger"), taking into account income earned on such Excess Proceeds, the Company shall make an offer to purchase (an "Asset Disposition Purchase Offer") an aggregate principal amount of outstanding Notes equal to the aggregate Excess Proceeds at such time (the "Asset Disposition Purchase Amount") for cash at a purchase price (such price, the "Asset Disposition Purchase Price") equal to 100% of the principal amount thereof plus any accrued and unpaid interest thereon to the Asset Disposition Purchase Date (as defined below), in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Indenture. Any such Excess Proceeds which remain after the acquisition by the Company of the Notes tendered (and not withdrawn) by holders thereof pursuant to such Asset Disposition Purchase Offer in accordance with the procedures in the Indenture shall cease to be Excess Proceeds; provided, however, that any such Excess Proceeds in respect of Collateral shall continue to remain on deposit with the Trustee until such time as the Company shall determine to reinvest such Excess Proceeds in respect of Replacement Collateral in accordance with the procedures and limitations set forth in the provisions described in the Indenture; provided, further, however, that any such Excess Proceeds not so used shall remain on deposit with the Trustee in accordance with the provisions described in the immediately preceding proviso of this paragraph.

     Within 30 business days of the occurrence of an Asset Disposition Trigger,
(i) the Company shall notify the Trustee in writing of the occurrence of the Asset Disposition Trigger and shall make the Asset Disposition Purchase Offer to purchase Notes in an aggregate principal amount equal to the Asset Disposition Purchase Amount at the Asset Disposition Purchase Price on or before the date specified in such notice, which date shall be no more than 60 business days after the occurrence of the Asset Disposition Trigger (the "Asset Disposition Purchase Date"), (ii) the Trustee shall mail a copy of the Asset Disposition Purchase Offer to each holder of the Notes and (iii) the Company shall cause a notice of the Asset Disposition Purchase Offer to be sent to the Dow Jones News Service or similar business news service in the United States of America. The Asset Disposition Purchase Offer shall remain open from the time such offer is made until the Asset Disposition Purchase Date. The Company shall purchase all Notes properly tendered in the Asset Disposition Purchase Offer and not withdrawn in accordance with the procedures set forth in the Asset Disposition Purchase Notice (as defined in the Indenture). The Asset Disposition Purchase Offer shall state, among other things, the procedures that holders of the Notes must follow to accept the Asset Disposition Purchase Offer.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to any Asset Disposition Purchase Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions relating to the Asset Disposition Purchase Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     Limitation on Sale/Leaseback Transactions. The Company will not, and the Company will not permit any Restricted Subsidiary to, enter into, Guarantee or otherwise become liable with respect to any Sale/Leaseback Transaction with respect to any property or assets unless (i) such property or assets are, at the time the Company or such Restricted Subsidiary enters into such Sale/Leaseback Transaction, subject to a Permitted Lien under clause (viii) or (ix) of the definition of "Permitted Liens", (ii) the Company or such Restricted Subsidiary, as the case may be, would be entitled thereunder to Incur Indebtedness secured by a Permitted Lien on such property or assets in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, (iii) the net proceeds from such Sale/Leaseback Transaction are at least equal to the Fair Market Value of the property or assets subject to such Sale/Leaseback Transaction (such Fair Market Value determined, in the event such property or assets have a Fair Market Value in excess of $2 million, no more than 30 days prior to the effective date of such Sale/Leaseback Transaction, by the Board of Directors of the Company, including a majority of the disinterested members of such Board, as evidenced by a resolution of such Board), (iv) the net proceeds of such Sale/Leaseback Transaction are applied in accordance with the provisions described under "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" and (v) the Company complies with the provisions described under "-- Possession, Use and Release of Collateral".

     Reports to Holders. The Company will file the annual report and other documents, reports and information required by Section 13 or 15(d) of the Exchange Act with the Securities and Exchange Commission (the "Commission") and, upon such filing, will promptly furnish such reports, documents and information to the Trustee and, within 15 days after such filing with the Commission, the holders of the Notes. In the event the Company is no longer subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and furnish to the Trustee and to the holders of the Notes the annual reports and other documents, reports and information as if it were subject to such reporting requirements.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not, and the Company will not permit any Restricted Subsidiary to, enter into any transaction or series of transactions to consolidate, amalgamate or merge with or into any other Person (other than the merger of a Wholly Owned Subsidiary (i) with another Wholly Owned Subsidiary or
(ii) into the Company), or directly or indirectly through its Subsidiaries, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all its property and assets to any Person (other than to one or more Wholly Owned Subsidiaries or to the Company) unless: (1) the Person, if the Company is a party to such transaction and is not the surviving entity (the "Surviving Entity"), formed by such consolidation or amalgamation or into which the Company is merged or that acquires, by sale, conveyance, assignment, transfer, lease or other disposition, all or substantially all the properties and assets of the Company as an entirety shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume (x) by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company pursuant to the Indenture and (y) by written instruments executed and delivered to the Trustee, in form satisfactory to the Trustee all the obligations of the Company pursuant to the other Collateral Documents; (2) the Surviving Entity, if any Restricted Subsidiary is a party to such transaction and is not the Surviving Entity, shall, by written instruments executed and delivered to the Trustee, in form satisfactory to the Trustee, expressly assume all the obligations of such Restricted Subsidiary pursuant to the Collateral Documents; (3) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company, the Surviving Entity or any Restricted Subsidiary as a result of such transaction or series of transactions as having been incurred by the Company, such Surviving Entity or such Restricted Subsidiary at the time of such transaction or series of transactions) no Default or Event of Default shall have occurred and be continuing; (4) immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company, the Surviving Entity or any Restricted Subsidiary as a result of such transaction or series of transactions as having been incurred by the Company, such Surviving Entity or such Restricted Subsidiary at the time of such transaction or series of transactions), the Company or the Surviving Entity, as the case may be, could incur at least $1.00 of additional Debt pursuant to clause (iii) under "-- Limitation on Indebtedness"; (5) immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company, the Surviving Entity or any Restricted Subsidiary as a result of such transaction or series of transactions as having been incurred by the Company, such Surviving Entity or such Restricted Subsidiary at the time of such transaction or series of transactions), the Company or the Surviving Entity, as the case may be, shall have a Consolidated Net Worth which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction or transactions; and (6) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and that the perfected first priority Lien of the Trustee for the benefit of the holders of the Notes with respect to the Collateral continues in all respects.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The Board of Directors of the Company may designate any Subsidiary of the Company or any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated does not own any Capital Stock, Redeemable Stock or Indebtedness of, or own or hold any Lien on any property or assets of, the Company or any other Restricted Subsidiary, (ii) the Subsidiary to be so designated is not obligated by any Indebtedness or Lien that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary, and (iii) either
(A) the Subsidiary to be so designated has total assets of $1,000 or less or (b) such designation is effective immediately upon such Person becoming a Subsidiary of the Company or of a Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or any Restricted Subsidiary will be classified as a Restricted Subsidiary.

Except as provided in the first sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. Subject to the following paragraph, an Unrestricted Subsidiary may not be redesignated as a Restricted Subsidiary. Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of such Board giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing provisions.

     The Company will not, and will not permit any Restricted Subsidiary to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless after giving effect to such action, transaction or series of transactions, on a pro forma basis, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to clause (iii) under "-- Limitation on Indebtedness", (ii) such Restricted Subsidiary could then Incur under
"-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock" all Indebtedness as to which it is obligated at such time, (iii) no Default or Event of Default would occur or be continuing and (iv) there exist no Liens with respect to the property or assets of such Restricted Subsidiary other than Permitted Liens.

EVENTS OF DEFAULT

     An "Event of Default" will occur under the Indenture if (i) the Company fails to make any payment of interest on any Note when the same shall become due and payable, and such failure continues for a period of 30 days; (ii) the Company (A) fails to make the payment of the principal of, or premium, if any, on, any Note when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption or declaration, or otherwise or (B) fails to redeem or purchase Notes when required pursuant to the Indenture or the Notes; (iii) the Company fails to comply with any of its covenants or agreements described under "-- Consolidation, Merger and Sale of Assets"; (iv) the Company fails to comply with any of its covenants or agreements described under "-- Change of Control", "-- Limitation on Indebtedness", "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock", "-- Limitation on Restricted Payments",
"-- Transactions with Affiliates", "-- Limitation on Liens and Impairment of Collateral", "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries", "-- Limitation on Sales of Assets and Restricted Subsidiary Stock", "-- Limitation on Sale/Leaseback Transactions", "-- Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries" or "-- Reports to Holders" (other than a failure to purchase Notes when required under "-- Change of Control" and "-- Limitation on Sales of Assets and Restricted Subsidiary Stock"), and such failure continues for 30 days after the notice specified below or the Company fails to give the notice specified below; (v) the Company fails to comply with any of its agreements in the Notes or the Indenture (other than those specified in clauses (i), (ii), (iii) and (iv)) and such failure continues for a period of 60 days after the notice specified below or the Company fails to give the notice specified below; (vi) Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof, the total amount of such Indebtedness unpaid or accelerated which exceeds $5 million or its Dollar Equivalent at the time; (vii) (A) the Company fails to comply with any of its representations, warranties, covenants or agreements contained or incorporated by reference in any Collateral Document (other than the Indenture) and such failure continues beyond the applicable grace period provided in such Collateral Document, (B) on or after the Issue Date, other than in accordance with the provisions of the Indenture, for any reason, other than the satisfaction in full and discharge of all obligations secured thereby, any Collateral Document ceases to be or is not in full force and effect or any Lien with respect to Collateral with a Fair Market Value that exceeds $3 million in the aggregate intended to be created by any Collateral Document ceases to be or is not a valid and perfected first priority Lien, (C) the occurrence of any event of default under any Collateral Document or (D) on or after the Issue Date, other than in accordance with the provisions of the Indenture, the Company asserts in writing that any Collateral Document has ceased to be or is not in full force and effect; (viii) any judgment or decree aggregating in excess of $5 million or its Dollar Equivalent at the time is rendered against the Company or any Restricted Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of either clause (A) or (B), such default continues for ten days after the notice specified below; (ix) the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case;
(C) consents to the appointment of a Custodian of it or for any substantial part of its property; or (D) makes a general assignment for the benefit of its creditors; or takes any comparable action under any foreign laws relating to insolvency; or (x) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company or any Restricted Subsidiary in an involuntary case; (B) appoints a Custodian of the Company or any Restricted Subsidiary or for any substantial part of its property; or (C) orders the winding up or liquidation of the Company or any Restricted Subsidiary; or any similar relief is granted under any foreign laws and the order or decree remains unstated and in effect for 60 days.

     A Default under clause (iv), (v), (vi) or (viii) will not be an Event of Default until the Trustee or the holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

     The Company will deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event which, with the giving of notice and the lapse of time, would become an Event of Default under clause (iv), (v), (vi) or (viii), its status and what action the Company is taking or proposes to take with respect thereto.

     If an Event of Default (other than an Event of Default specified in clause
(ix) or (x)) occurs and is continuing, the Trustee, by notice to the Company or the holders of at least 25% in principal amount of the Notes by notice to the Trustee (who shall promptly notify the Company), may declare the principal of and accrued interest on all the Notes to be due and payable. Upon such declaration, such principal and interest will be due and payable immediately. If an Event of Default specified in clause (ix) or (x) occurs, the principal of and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of Notes. The holders of a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission will affect any subsequent Default or impair any right consequent thereto.

     The holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except (i) a Default in the payment of the principal of or interest on a Note or (ii) a Default in respect of a provision that cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured, but no such waiver will extend to any subsequent or other Default or impair any consequent right.

     The holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law, the Indenture or the other Collateral Documents or that the Trustee determines is unduly prejudicial to the rights of other holders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     A holder of Notes may not pursue any remedy with respect to the Indenture, the other Collateral Documents or the Notes unless: (i) such holder gives to the Trustee written notice stating that an Event of Default is continuing; (ii) holders of at least 25% in principal amount of the Notes make a written request to the Trustee to pursue the remedy; (iii) such holder or holders offer to the Trustee reasonable security or indemnity against any loss, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and (v) the holders of a majority in principal amount of the Notes do not give the Trustee a written direction inconsistent with the request during such 60-day period.

CERTAIN BANKRUPTCY LIMITATIONS

     The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Law, secured creditors such as the Trustee are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Law permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument; provided, that the secured creditor is given "adequate protection". The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection". In addition, the holders of the Notes would not be entitled to post-petition interest in any bankruptcy involving the Company if the bankruptcy court concluded that the Notes were not fully secured. See "Risk Factors -- Potential Inadequacy of Security".

COLLATERAL

     The Notes will be secured by a Lien on the Collateral, which will consist of substantially all the assets, real and personal, of the Company and the U.S. Restricted Subsidiaries, other than Accounts Receivable, Inventory and the proceeds thereof. See "The Refinancing" and "Description of Other
Indebtedness -- Revolving Credit Facility". The Collateral will include after-acquired assets of the Company and the U.S. Restricted Subsidiaries to the extent that such assets are acquired by the Company or any such U.S. Restricted Subsidiary without financing secured by a Lien on such assets.

     In connection with the Offering, no appraisals have been prepared or obtained for any of the Collateral. The Collateral will consist of (i) tangible assets with, as of September 30, 1994, a book value of $70.9 million, substantially less than the aggregate principal amount of the Notes, and (ii) intangible assets (principally goodwill). If a bankruptcy proceeding were to be commenced by or against the Company and the bankruptcy court were to conclude that the Notes were inadequately secured, the holders of the Notes would have only an unsecured deficiency claim to the extent of such inadequacy and would not be entitled to post-petition interest. Any deficiency claim (whether or not in a bankruptcy proceeding involving the Company) of the holders of the Notes would rank pari passu with any deficiency claims of the lenders under the Revolving Credit Facility and all other general unsecured creditors of the Company. See "Risk Factors -- Potential Inadequacy of Security".

     The tangible assets of the Company pledged as part of the Collateral will consist primarily of processing equipment; manufacturing equipment and tooling; spare parts; long-term receivables; leasehold improvements; office furniture; certain of the COM equipment in Anacomp's data service centers; and certain land and buildings. The Company's principal manufacturing facility in Poway, California is leased by the Company. The Company's Accounts Receivable and Inventory are pledged to secure the Revolving Credit Facility. The Collateral also consists of substantially all the assets of the

Company's U.S. Restricted Subsidiaries and a pledge of all the common stock of the U.S. Restricted Subsidiaries and 65% of the common stock of the Company's Foreign Restricted Subsidiaries (such stock collectively referred to herein as the "Pledged Stock"). The U.S. Restricted Subsidiaries are non-operating companies and have no significant assets. Although certain of the Foreign Restricted Subsidiaries are operating companies, they have few assets, other than Accounts Receivable and Inventory, which may be pledged under foreign currency revolving credit facilities. There is no public market for the common stock of either the U.S. Restricted Subsidiaries or the Foreign Restricted Subsidiaries.

POSSESSION, USE AND RELEASE OF COLLATERAL

     Unless an Event of Default shall have occurred and be continuing, the Company will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Temporary Cash Investments constituting part of the Collateral and deposited with the Trustee and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon.

     Release of Collateral with Trustee Consent. The Company will have the right at any time and from time to time to sell, exchange or otherwise dispose of any of the Collateral (other than Trust Monies, which are subject to release from the Lien of the Indenture and the other Collateral Documents as described under "-- Use of Trust Monies" or upon substituting Substitute Collateral therefor as described under "-- Substitute Collateral" below) (a "Release Transaction"), upon compliance with the requirements and conditions of the provisions described above under "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" and the provisions described below, and the Trustee will release the same from the Lien of the Indenture and any of the other Collateral Documents upon receipt by the Trustee of a notice requesting such release and describing the property to be so released, provided that:

          (i) If the Collateral to be released has a book value of at least $3 million, the Trustee is provided with a resolution of the Board of Directors of the Company requesting such release and authorizing an application to the Trustee therefor.

          (ii) The security afforded by the Indenture and the other Collateral Documents will not be impaired by such release in contravention of the provisions of the Indenture and the other Collateral Documents, and either
     (1) other property is to be substituted as Substitute Collateral in accordance with the provisions set forth below or (2) the proceeds from the property to be released are being deposited in accordance with the provisions set forth above under "-- Limitation on Sales of Assets and Restricted Subsidiary Stock".

          (iii) The Company has disposed of or will dispose of the Collateral so to be released for a consideration representing its Fair Market Value.

          (iv) No Event of Default has occurred and is continuing (or will result therefrom).

          (v) If the Collateral to be released is only a portion of a discrete parcel of real property, following such release and the release of the Lien of any applicable Mortgage with respect thereto, the non-released mortgaged property will have sufficient utility services and sufficient access to public roads, rail spurs, harbors, canals, terminal and other transportation structures for the continued use of such mortgaged property in substantially the manner carried on by the Company and its Subsidiaries prior to such release.

          (vi) If the Collateral to be released is only a portion of a discrete parcel of real property, following such release, the non-released mortgaged property will comply in all material respects with applicable laws, rules, regulations and ordinances relating to land use and building and workplace safety.

          (vii) If the Collateral to be released is only a portion of a discrete parcel of real property, following such release, the Fair Market Value of the mortgaged property (exclusive of the Fair Market

     Value of the released mortgaged property) will not be less than the Fair Market Value of such mortgaged property prior to such release.

          (viii) If the Collateral to be released is only a portion of a discrete parcel of real property, the Company will have delivered to the Trustee a survey depicting the real property to be released.

          (ix) The first priority perfected Lien pursuant to the Collateral Documents shall be in full force and effect continuously and uninterrupted at all times.

          (x) If the Collateral to be released is subject to a prior Permitted Lien, there will be delivered to the Trustee a certificate of the trustee, mortgagee or other holder of such prior Permitted Lien that it has received the applicable Net Cash Proceeds (except to the extent that the assignment thereof would violate the terms thereof or any agreement relating thereto) and has been irrevocably authorized by the Company to pay over to the Trustee any balance of such Net Cash Proceeds remaining after the discharge of the Indebtedness secured by such prior Permitted Lien; and, if any property other than cash, Temporary Cash Investments or other obligations is included in the consideration for any Collateral to be released, there will be delivered to the Trustee such instruments of conveyance, assignment and transfer, if any, as may be reasonably necessary, in the Opinion of Counsel to be given pursuant to clause (xii), to subject to the Lien of the Indenture and the other Collateral Documents all the right, title and interest of the Company in and to such Collateral.

          (xi) If the Collateral to be released is only a portion of a discrete parcel of real property, there will be delivered to the Trustee evidence that a title company shall have committed to issue an endorsement to the title insurance policy relating to the non-released mortgaged property confirming that after such release, the Lien of the applicable Mortgage continues unimpaired as a first priority perfected Lien upon the remaining mortgaged property.

          (xii) There will be delivered to the Trustee an Opinion of Counsel with respect to certain matters relating to the release.

          (xiii) The Company will deliver to the Trustee an Officers' Certificate, dated not more than 30 days prior to the date of the application for such release, with respect to the matters described in clauses (i) through (xii); provided, that, if the Collateral to be released has a book value of at least $2 million, the matters described in clauses
     (ii) (as to impairment of security), (iii) and (vii) shall also be certified by an Independent Appraiser who, if such property consists of securities, shall be a nationally or internationally recognized investment banking firm.

     In case an Event of Default shall have occurred and be continuing, the Company, while in possession of the Collateral (other than cash, Temporary Cash Investments, securities and other personal property held by, or required to be deposited or pledged with, the Trustee under the Indenture or the other Collateral Documents or with the trustee, mortgagee or other holder of a prior Permitted Lien), may do any of the things described in the above paragraphs, if the Trustee, in its discretion, or the holders of 66 2/3% in aggregate principal amount of the Notes outstanding, by appropriate action of such holders shall consent to such action, in which event any certificate filed pursuant to this paragraph shall omit the statement to the effect that no Event of Default has occurred and is continuing. This paragraph shall not apply, however, during the continuance of an Event of Default of the type specified in paragraphs (i),
(ii), (iii), (ix) or (x) under "-- Events of Default".

     All cash or Temporary Cash Investments received by the Trustee pursuant to this covenant will be held by the Trustee, for the benefit of the holders of the Notes, as Trust Monies subject to application as provided under "-- Use of Trust Monies" and "-- Limitation on Sales of Assets and Restricted Subsidiary Stock".

     Substitute Collateral. The Company will be permitted to, at its option, obtain a release of any of the Collateral (including any Trust Monies other than Trust Monies which at such time (i) constitute Excess Proceeds as described under "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" or

(ii) have been deposited with the Paying Agent in an amount sufficient to pay
(A) the aggregate Change of Control Purchase Price of all Notes or portions thereof that are to be purchased on the Change of Control Purchase Date as described under "-- Change of Control" or (B) the redemption price of and accrued interest on all Notes or portions thereof to be redeemed on the redemption date in accordance with the requirements of the Notes) by subjecting other property, if such substitute property has a Fair Market Value equal to or greater than the Collateral to be released (the "Substitute Collateral"), to the perfected first priority Lien of the Indenture and the other Collateral Documents or a similar instrument in place of and in exchange for any of the Collateral to be released upon receipt by the Trustee of certain documentation, appraisals, an Opinion of Counsel, surveys (in certain cases) and title insurance (in certain cases).

     Disposition of Collateral Without Trustee Consent. Notwithstanding the provisions of "-- Release of Collateral with Trustee Consent" and "-- Substitute Collateral", so long as no Event of Default shall have occurred and be continuing, the Company will be permitted to, without any consent by the
Trustee:

          (i) sell or otherwise dispose of any machinery, equipment, furniture, apparatus, tools or implements, materials or supplies or other similar property subject to the Lien of the Indenture and the other Collateral Documents, which may have become worn or obsolete, not exceeding in value in any one calendar year $1 million;

          (ii) grant rights-of-way and easements over or in respect of any real property rights relating to the Collateral; provided, that such grant will not impair the usefulness of such property in any material respect in the conduct of the Company's business and will not be prejudicial to the interests of the holders of the Notes;

          (iii) abandon, terminate, cancel, release or make alterations in or substitutions of any leases, contracts or rights-of-way subject to the Lien of the Indenture and the other Collateral Documents; provided, that any altered or substituted leases, contracts or rights-of-way shall forthwith, without further action, be subject to the Lien of the Indenture and the other Collateral Documents to the same extent as those previously existing; provided, further, that, if the Company will receive any money or property in excess of the Company's expenses in connection with such termination, cancellation, release, alteration or substitution (other than any such money or property received in connection with a contract or lease terminated, cancelled, released, altered or substituted in the ordinary course of business) as consideration or compensation for such termination, cancellation, release, alteration or substitution, such money or property, if it exceeds $1,000 (in which case all the money and property so received and not just the portion in excess of $1,000 will be subject to this clause), forthwith upon its receipt by the Company, will be deposited with the Trustee (unless otherwise required by a prior Permitted Lien) as Trust Monies subject to disposition as provided in "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" and subjected to the Lien of the Indenture and the other Collateral Documents;

          (iv) surrender or modify any franchise, license or permit subject to the Lien of the Indenture and the other Collateral Documents which it may own or under which it may be operating; provided, that, if, after the surrender or modification of any such franchise, license or permit, the Company will not be entitled, under some other, or without any, franchise, license or permit, to conduct its business in the territory in which it is then operating and the Fair Market Value of such franchise, license or permit exceeds $5 million, then the Board of Directors of the Company will have determined, in its reasonable opinion, that such territory is not material to the conduct of the Company's business; provided, further, that, if the Company will be entitled to receive any money or property in excess of the Company's expenses in connection with such surrender or modification (other than any such money or property received in the ordinary course of business in connection with a franchise, license or permit surrendered or modified) as consideration or compensation for such surrender or modification, such money or property, if it exceeds $1,000 (in which case all the money and property so received and not just the portion in excess of $1,000 will be subject to this clause), forthwith upon its receipt by the Company, will be deposited with the Trustee (unless otherwise required by a prior Permitted Lien) as Trust Monies subject to disposition as provided in "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" and subjected to the Lien of the Indenture and the other Collateral Documents;

          (v) alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances; provided, that no change in the location of any such Collateral subject to the Lien of the Indenture and the other Collateral Documents will be made which (A) removes such property into a jurisdiction in which any instrument required by law to preserve the Lien of the Indenture and any other Collateral Document on such property, including all necessary financing statements and continuation statements, has not been recorded, registered or filed in the manner required by law to preserve the Lien of the Indenture and the other Collateral Documents on such property,
     (B) does not comply with the terms of the Indenture and the other Collateral Documents or (C) otherwise impairs the Lien of the Indenture and the other Collateral Documents;

          (vi) demolish, dismantle, tear down or scrap any Collateral, or abandon any thereof other than land or interests in land (other than leases), if such demolition, dismantling, tearing down, scrapping or abandonment is in the best interests of the Company and the Fair Market Value (except to the extent of the relevant Collateral being released) and utility of the Collateral as an entirety, will not thereby be impaired; and

          (vii) sell or otherwise dispose of other Collateral that do not exceed $100,000 per transaction, whether in a single transaction or a series of related transactions which constitute a single plan of disposition, and $1.5 million in the aggregate.

USE OF TRUST MONIES

     All Trust Monies (including, without limitation, all Net Cash Proceeds consisting of cash and Temporary Cash Investments required to be deposited with the Trustee) will be held by the Trustee as a part of the Collateral securing the Notes and, so long as no Event of Default shall have occurred and be continuing, may, at the direction of the Company, be applied by the Trustee from time to time in accordance with the provisions described under "-- Limitation on Sales of Assets and Restricted Subsidiary Stock" or to the acquisition of property or assets to be made subject to the Lien of the Indenture and the other Collateral Documents pursuant to the provisions described under "-- Possession, Use and Release of Collateral -- Substitute Collateral", to the payment of the principal of, and premium, if any, and interest on, any Notes from time to time, at maturity or upon redemption, declaration or acceleration or in any one or more of such ways, in each case in accordance with the terms of the Indenture. Application of Trust Monies as described in this paragraph requires that the Company provide the Trustee with Officers' Certificates, Opinions of Counsel and appraisals similar to those described in "-- Possession, Use and Release of Collateral -- Release of Collateral with Trustee Consent" and "-- Substitute Collateral".

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture may be amended or supplemented with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding and any existing Default or compliance with any provisions may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things, (i) reduce the percentage of principal amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Notes, (iii) reduce the principal of or extend the Stated Maturity of any Notes, (iv) reduce the premium payable upon the redemption of any Note or change the time or times at which any Notes may be redeemed, (v) make any Note payable in money other than that stated in the Note,
(vi) impair the right of any holder of Notes to institute suit for the enforcement of any payment on or with respect to any Notes, (vii) permit the creation of any Lien on the Collateral or any part thereof (other than the Lien of the Indenture and the other Collateral Documents and other Permitted Liens (as defined on the Issue Date)) or terminate the Lien of the Indenture and the other Collateral Documents as to the Collateral or any part thereof or deprive the holders of Notes of the security afforded by the Lien of the Indenture and the other Collateral Documents or any part thereof, except as set forth under "-- Limitation on Liens and Impairment of Collateral" and "-- Possession, Use and Release of Collateral", or (viii) make any change in the amount of Notes whose holders must consent to any amendment or action.

     Without the consent of any holder of the Notes, the Company and the Trustee may, among other things, amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture, to establish or maintain the Lien of the Indenture and the other Collateral Documents as a perfected first priority Lien of the Trustee in respect of the Collateral, to correct or amplify the description of any Collateral subject to the Lien of the Indenture or the other Collateral Documents, to subject additional property or assets to the Lien of the Indenture or the other Collateral Documents, to add Guarantees with respect to the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at any time, terminate (i) all the Company's obligations under the Notes and the Indenture ("legal defeasance option") or (ii) the Company's obligations to comply with certain restrictive covenants, including certain of the covenants described under "-- Certain Covenants" ("covenant defeasance option"). The legal defeasance option may be exercised notwithstanding the prior exercise of its covenant defeasance option.

     If the legal defeasance option is exercised, payment of the Notes may not be accelerated because of an Event of Default. If the covenant defeasance option is exercised, payment of the Notes may not be accelerated because of certain Events of Default described under "-- Events of Defaults" (not including, among others, Events of Default relating to non-payment, bankruptcy and insolvency events) or because of the failure of the Company to comply with certain covenants specified in the Indenture. Upon compliance with the provisions set forth below, all rights of the Trustee in the Collateral shall be released.

     The legal defeasance option or the covenant defeasance option may be exercised only if: (1) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be; (2) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be; (3) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (ix) or (x) under "-- Events of Defaults" occurs which is continuing at the end of the period; (4) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto; (5) the deposit does not constitute a default under any other agreement or instrument binding on the Company; (6) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940; (7) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that (i) the Company has received from the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (8) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (9) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture will cease to be of further effect (except as otherwise expressly provided for in the Indenture) when either (i) all outstanding Notes have been delivered (other than lost, stolen or destroyed Notes which have been replaced) to the Trustee for cancellation or (ii) all outstanding Notes have become due and payable and the Company has irrevocably deposited with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon (other than lost, stolen or destroyed Notes which have been replaced), and, in either case, the Company has paid all sums payable under the Indenture. The Trustee is required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officer's Certificate and an Opinion of Counsel at the cost and expense of the Company.

NOTICES

     Notices to holders of Notes will be given by mail to the registered addresses of such holders.

CONCERNING THE TRUSTEE

                    will be the Trustee under the Indenture. The Trustee's
current address is                .

GOVERNING LAW

     The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of the Offering and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Notes are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture.

     "Accounts Receivable" will mean any and all rights of the Company or any U.S. Restricted Subsidiary to payment for Inventory sold or services performed in the Ordinary Course of Business, whether due or to become due, whether or not earned by performance, whether now in existence or arising from time to time hereafter, including, without limitation, rights evidenced by or in the form of an account, note, draft, letter of credit, contract right, security agreement, chattel paper or other evidence of indebtedness or security.

     "Affiliate" of any specified Person will mean (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or officer (A) of such specified Person, (B) of any Subsidiary of such specified Person or (C) of any Person described in clause (i). For the purposes of this definition, "control" when used with respect to any Person will mean the power to direct the management and policies of such

Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of "-- Transactions with Affiliates" only, "Affiliate" will also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. Notwithstanding the foregoing, each Unrestricted Subsidiary shall be deemed to be an Affiliate of the Company and of each other Subsidiary of the Company.

     "Asset Disposition" will mean any direct or indirect sale, lease, transfer, conveyance or other disposition (or series of related sales, leases, transfers, conveyances or other dispositions) of shares of Capital Stock (including, without limitation, the Pledged Stock) of any Restricted Subsidiary (other than directors' qualifying shares), property or other assets by the Company or any Restricted Subsidiary (including by means of a merger, consolidation or similar transaction), other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of the Company's Accounts Receivable or Inventory (other than the disposition of Inventory pursuant to a Sale/Leaseback Transaction) in the ordinary course of business and consistent with past practices of the Company or (iii) a disposition of property or assets, whether in a single transaction or a series of related transactions which constitute a single plan of disposition, that have an aggregate Fair Market Value not in excess of $100,000. The term "Asset Disposition" will include the requisition of title to, service of or forfeiture of any property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any property or assets. The term "Asset Disposition" when used with respect to the Company will not include any disposition pursuant to "-- Merger, Consolidation and Sale of Assets" which constitutes a disposition of all or substantially all the assets of the Company.

     "Attributable Indebtedness," in respect of a Sale/Leaseback Transaction, will mean, as at the time of determination, the greater of (i) the Fair Market Value of the property subject to such Sale/Leaseback Transaction or (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" will mean, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bankruptcy Law" will mean Title 11, United States Code, or any similar Federal or state law for the relief of debtors.

     "Capital Lease Obligations" will mean an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP; the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person will mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Change of Control" will mean the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an underwriter engaged in a firm commitment underwriting in connection with a public offering of the Voting Stock of the Company or a Restricted Subsidiary, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board then in office; or (iii) the Company sells, conveys, leases or otherwise transfers all or substantially all the assets of the Company and the Restricted Subsidiaries, taken as a whole, to any Person (other than a Restricted Subsidiary).

     "Collateral Documents" will mean the Indenture, the Security and Pledge Agreement, the Mortgages and each other document, agreement or instrument evidencing, perfecting, assuring or otherwise relating to the Lien in respect of the Collateral and all amendments or supplements thereto.

     "Commodity Price Protection Agreement" will mean, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

     "Consolidated Coverage Ratio" will mean, as of any date of determination, the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) the aggregate Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, or both, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the property or assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and the continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and the continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of property or assets, including any acquisition of property or assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the

Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of property or assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company and as further contemplated by the definition of pro forma. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months).

     "Consolidated Interest Expense" will mean, for any period, the sum of (i) the total cash and noncash interest expense of the Company and its consolidated Subsidiaries, plus, to the extent not included in such interest expense, (A) interest expense attributable to Capital Lease Obligations, (B) amortization of debt discount and debt issuance cost, (C) capitalized interest, (D) accrued interest, (E) commissions, discounts and other fees and charges paid or owed with respect to letters of credit and bankers' acceptance financing, (F) interest actually paid by the Company or any such Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (G) net costs associated with Hedging Obligations (including amortization of discounts and fees), (H) the interest portion of any deferred obligation, (I) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Redeemable Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary and (J) cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary, less (ii) to the extent included in clause (i), amortization or write-off of deferred financing costs of the Company and its consolidated Subsidiaries during such period and any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness of the Company and its consolidated Subsidiaries prior to its Stated Maturity.

     "Consolidated Net Income" will mean, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there will be excluded therefrom (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv), the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii)) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) any net income (loss) of any Person acquired by the Company or a Restricted Subsidiary of the Company in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clause (iv), the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person, (v) any extraordinary gain or loss, as well as the tax effects thereof and all reasonable expenses incurred in connection therewith, (vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan or (vii) the cumulative effect of any change in accounting principles; provided, however, that, in the case of Statement of Financial Accounting Standards No. 106, such cumulative effect shall be excluded only to the extent expenses recognized pursuant to the adoption thereof exceed the amounts with respect to such expenses which would have been recognized during such period using the "pay as you go" accounting method.

     "Consolidated Net Worth" will mean the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Currency Exchange Protection Agreement" will mean, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency exchange rates.

     "Custodian" will mean any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

     "Default" will mean any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" of a Person will mean Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Notes.

     "EBITDA" will mean, for any period, the Consolidated Net Income for such period, plus, to the extent deducted in calculating such Consolidated Net Income, (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity, in each case for such period.

     "8.25% Preferred Stock" will mean the Company's 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock.

     "Exchange Notes" will mean the Company's 8.25% Senior Subordinated Notes Due March 1, 2002.

     "Fair Market Value" will mean, with respect to any property or asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided herein, (i) if such property or asset has a Fair Market Value less than $5 million, by any officer of the Company or (ii) if such property or asset has a Fair Market Value in excess of $5 million, by a majority of each of the disinterested members of the Board of Directors of the Company and such Board as a whole and evidenced by a resolution, dated within 30 days of the relevant transaction, of such Board delivered to the Trustee.

     "Foreign Asset Disposition" will mean an Asset Disposition in respect of Capital Stock or assets of a Restricted Subsidiary of the type described in
Section 936 of the Internal Revenue Code of 1986, as amended, to the extent that the proceeds of such Asset Disposition are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia.

     "Foreign Restricted Subsidiaries" will mean, collectively, (i) the following Subsidiaries of the Company to the extent such Subsidiaries are Restricted Subsidiaries: Anacomp Holdings Ltd., Anacomp Ltd. (UK), Xidex (UK) Ltd., Anacomp International N.V., Anacomp Canada, Inc., Anacomp GesmbH, Anacomp Belgium S.A., Xidex (Pty) Ltd., Xidex GmbH, Anacomp GmbH, Datamagnetics GmbH, Sun-Flex Industries of Puerto Rico, Anacomp Pty Ltd., Xidex New Zealand Ltd., Anacomp Japan Ltd., Anacomp DO Brazil, Xidex Magnetics S.A., Xidex Corporation S.A., Anacomp Italia SRL, Anacomp S.A., Anacomp B.V., Anacomp A.B., Anacomp A/S (Norway), Anacomp A/S (Denmark) and Anacomp O.Y; and (ii) any other Restricted Subsidiary that is incorporated in a jurisdiction other than the United States of America, any State thereof or the District of Columbia.

     "Guarantee" will mean any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay for (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business.

     "Hedging Obligations" of any Person will mean the obligations of such Person pursuant to any Interest Rate Protection Agreement, Commodity Price Protection Agreements or Currency Exchange Protection Agreement or other similar agreement or arrangement.

     "Incur" will mean to, directly or indirectly, create, issue, assume, Guarantee, incur (by conversion, exchange or otherwise) extend, assume, or otherwise become liable for, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. "Incurrence", "Incurred" and "Incurring" shall each have a correlative meaning.

     "Indebtedness" will mean, with respect to any Person on any date of determination, (without duplication) (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all Capital Lease Obligations and all Attributable Indebtedness of such Person; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except (A) trade payables and (B) any obligation to pay any portion of such purchase price that becomes due only if the earnings attributable to such property or services satisfy predetermined minimum amounts subsequent to the purchase of such property or services and the amount of such obligation cannot be determined on the date of such purchase); (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iv)) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on any such letter of credit; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding in each case, any accrued dividends);
(vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Person; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, obligations of such Person in respect of Hedging Obligations. For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Independent Appraiser" will mean a nationally or internationally recognized appraisal, accounting, investment banking or other firm (which may include the independent certified public accountants of the Company), as appropriate, that (i) is in fact independent in respect of the transaction in question, (ii) is an expert in respect of the relevant valuation or appraisal activity, (iii) does not have any direct financial interest or any material indirect financial interest in the Company, any Subsidiary of the Company or the Trustee or in any Affiliate of any of them and (iv) is not connected with the Company, a Subsidiary of the Company or the Trustee or with any such Affiliate as a director, officer, employee or Affiliate.

     "Interest Rate Protection Agreement" will mean, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     "Inventory" will mean all goods of the Company held for sale or lease, or furnished or to be furnished by the Company or any U.S. Restricted Subsidiary under contracts of service, or consumed in the Company's or such U.S. Restricted Subsidiary's, as the case may be, business, including raw materials, intermediates, work in process, packaging materials, finished goods, semi-finished inventory, scrap inventory, manufacturing supplies and spare parts, and all such goods that have been returned to or repossessed by or on behalf of the Company or such U.S. Restricted Subsidiary.

     "Investment" in any Person will mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) such Person, or any purchase or acquisition of all or substantially all the business or assets of, Capital Stock, Indebtedness, any other evidence of beneficial ownership or other similar instruments issued by, such Person. For purposes of "-- Restricted and Unrestricted Subsidiaries" and "-- Limitation on Restricted Payments", (i) the term "Investment" will include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue and have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. In determining the amount of any Investment in respect of any property or assets other than cash, such property or asset will be valued at its Fair Market Value at the time of such Investment (unless otherwise specified in this definition).

     "Issue Date" will mean the date on which the Notes are originally issued.

        "Lien" will mean any mortgage, deed of trusts, pledge, hypothecation, assignment, deposit arrangement, preference, priority, security interest, encumbrance, easement, restriction, covenant, right-of-way, servitude, lien (statutory or otherwise), charge, other security or similar agreement or preferential arrangement of any kind or nature whatsoever or other adverse claim of any kind or nature (including, without limitation, any conditional sale or other title retention agreement or lease having substantially the same economic effect of any of the foregoing).

     "Magnetics' Division" will mean the property and assets of the Company or any Restricted Subsidiary used in connection with the manufacture, marketing and sale of magnetic tape, computer tape or other magnetic products.

     "Net Cash Proceeds" from an Asset Disposition will mean the sum of (i) cash payments and Temporary Cash Investments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom and (ii) the Fair Market Value of all securities issued to the Company or a Subsidiary of the Company in connection therewith, in each case net of (A) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Disposition,
(B) all payments made on any Indebtedness which is secured by any property or assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such property or assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (C) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (D) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; provided, that, in the event that any consideration for such Asset Disposition (which would otherwise constitute Net Cash Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to the Company or any Restricted Subsidiary from escrow; provided, further, that any non-cash consideration received in connection with such Asset Disposition, which is subsequently converted to cash, shall be deemed to be Net Cash Proceeds at such time and shall thereafter be applied in accordance with "-- Limitation on Sales of Assets and Restricted Subsidiary Stock". The term "Net Cash Proceeds" from an issuance or sale of Capital Stock will mean the cash proceeds of such issuance or sale, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Officers' Certificate" will mean a certificate signed by two officers of the Company at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Company.

     "Opinion of Counsel" will mean a written opinion, in form acceptable to the Trustee, from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Ordinary Course of Business" will mean, with respect to sales of Inventory or services performed, all sales of Inventory or services performed by the Company or any U.S. Restricted Subsidiary other than (i) "bulk transfers" as defined in Section 6-102 of the Uniform Commercial Code and (ii) such sales and services after the time there shall have occurred an Event of Default.

     "Permitted Investment" will mean an Investment by the Company or any Restricted Subsidiary in (i) (A) a Restricted Subsidiary, (B) any Person which will become a Wholly Owned Subsidiary as a result of such Investment or (C) all or substantially all the business or assets of any Person; (ii) Temporary Cash Investments; (iii) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms provided that nothing in this paragraph shall limit in any way the ability of the Company or any Restricted Subsidiary to settle, compromise or otherwise deal with such receivables in the ordinary course of business; (iv) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (v) loans or advances, in an aggregate principal amount of $5 million outstanding from time to time, to employees of the Company or such Restricted Subsidiary made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be; (vi) stock, obligations or securities received in settlement of Indebtedness created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (vii) joint ventures, whether in the form of cash or through a contribution of assets (the nature of which, if other than cash, to be determined in good faith by the Board of Directors of the Company, whose determination shall be evidenced by a resolution of such Board delivered to the Trustee) in an amount not to exceed $10 million at any one time; and (viii) any other property, asset or Person if made pursuant to any written agreement of the Company or a Restricted Subsidiary in effect on the Issue Date.

     "Permitted Liens" will mean: (i) pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws, other types of social security benefits or similar legislation, or good faith deposits in connection with bids, tenders or contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations or deposits of cash or United States government bonds to secure surety or appeal bonds to which the Company or any Restricted Subsidiary is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred by the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practice; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due from the Company or any Restricted Subsidiary or being contested in good faith by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or other Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary, as the case may be, shall then be prosecuting an appeal or other proceedings for review; (iii) Liens for property taxes or other taxes, assessments or governmental charges of the Company or any Restricted Subsidiary not yet due or payable or subject to penalties for nonpayment or which are being contested by the Company or such Restricted Subsidiary, as the case may be, in good faith by appropriate proceedings; (iv) Liens in favor of issuers of standby letters of credit, performance bonds and surety bonds issued pursuant to clause (ix)(B) under "-- Limitation on Indebtedness" or clause (iv)(B) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock"; (v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes or zoning or other restrictions as to the use of real property of the Company or any Restricted Subsidiary incidental to the ordinary course of conduct of the business of the Company or such Restricted Subsidiary or as to the ownership of properties of the Company or any Restricted Subsidiary, which, in either case, were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or any Restricted Subsidiary; (vi) Liens to secure Indebtedness permitted under clause
(i) under "-- Limitation on Indebtedness"; (vii) Liens remaining Outstanding immediately after the Issue Date as set forth on Schedule 1.01 to the Indenture (and not otherwise permitted by clause (vi) or (xiii)); (viii) Liens on property, assets or shares of stock of any Restricted Subsidiary at the time such Restricted Subsidiary became a Subsidiary of the Company; provided, however, that (A) if any such Lien shall have been Incurred in anticipation of such transaction, such property, assets or shares of stock subject to such Lien shall have a Fair Market Value at the date of the acquisition thereof not in excess of the lesser of (1) the aggregate purchase price paid or owed by the Company in connection with the acquisition of such Restricted Subsidiary and (2) the Fair Market Value of all property and assets of such Restricted Subsidiary and (B) any such Lien shall not extend to any other property owned by the Company or any Restricted Subsidiary; (ix) Liens on property or assets at the time the Company or any Restricted Subsidiary acquired such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or such Restricted Subsidiary; provided, however, that (A) if any such Lien shall have been Incurred in anticipation of such transaction, such property or assets subject to such Lien shall have a Fair Market Value at the date of the acquisition thereof not in excess of the lesser of (1) the aggregate purchase price paid or owed by the Company or such Restricted Subsidiary in connection with the acquisition thereof and of any other property and assets acquired simultaneously therewith and (2) the Fair Market Value of all such property and assets acquired by the Company or such Restricted Subsidiary and (B) any such Lien shall not extend to any other property or assets owned by the Company or any Restricted Subsidiary; (x) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Wholly Owned Subsidiary;
(xi) Liens to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (vii), (viii) and (ix); provided, however, that any such Lien will be limited to all or part of the same property or assets that secured the original Lien (plus improvements on such property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness described under clauses (vii), (viii) and (ix) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses Incurred by the Company in connection with such refinancing, refunding, extension, renewal or replacement; (xii) Liens on property or assets of the Company securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under clause (v) under "-- Limitation on Indebtedness", secured by a Lien on the same property securing the relevant Hedging Obligation; (xiii) Liens securing Indebtedness incurred under (A) in the case of the Company, the Revolving Credit Facility or any revolving credit facility; provided, that such Indebtedness was incurred in compliance with clause (iv) under "-- Limitation on Indebtedness" and such Liens relate only to the Accounts Receivable, Inventory and proceeds thereof of the Company and (B) in the case of any Foreign Restricted Subsidiary, any foreign currency revolving credit facility; provided, that such Indebtedness was incurred in compliance with clause (ii) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock" and such Liens relate only to the Accounts Receivable, Inventory and proceeds thereof of such Foreign Restricted Subsidiary; and (xiv) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness (1) under Purchase Money Indebtedness or Capital Lease Obligations permitted under, in the case of the Company, clause (viii) under "-- Limitation on Indebtedness" and, in the case of such Restricted Subsidiary, clause (iii) under "-- Limitation on Restricted Subsidiary Indebtedness and Preferred Stock" or (2) under Sale/Leaseback Transactions permitted under "-- Limitation on Sale/Leaseback Transactions"; provided, that (A) the amount of Indebtedness Incurred in any specific case does not, at the time such Indebtedness is Incurred, exceed the lesser of the cost or Fair Market Value of the property or asset acquired or constructed in connection with such Purchase Money Indebtedness or Capital Lease Obligation or subject to such Sale/Leaseback Transaction, as the case may be, (B) such Lien shall attach to such property or asset upon acquisition of such property or asset and or upon commencement of such Sale/Leaseback Transaction, as the case may be, and (C) no property or asset of the Company or any Restricted Subsidiary (other than the property or asset acquired or contracted in connection with such Purchase Money Indebtedness or Capital Lease Obligation or subject to such Sale/Leaseback Transaction, as the case may be) are subject to any Lien securing such Indebtedness.

     "Person" will mean any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, will mean Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "pro forma" will mean, with respect to any calculation made or required to be made as described above, a calculation in accordance with Article 11 of Regulation S-X promulgated under the Securities Act (to the extent applicable) as interpreted in good faith by the Board of Directors of the Company after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by such Board after consultation with such independent certified public accountants, as the case may be.

     "Purchase Money Indebtedness" will mean, with respect to any Person, all obligations of such Person (i) consisting of the deferred purchase price of any property or assets, conditional sale obligations, obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business) and other purchase money obligations, in each case where the maturity of such obligation does not exceed the anticipated useful life of the property or asset being financed and (ii) Incurred to finance the acquisition or construction of such property or asset.

     "Redeemable Stock" will mean, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including, without limitation, upon the happening of any event) (i) matures or is mandatorily redeemable, in whole or in part, pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

     "Refinancing Indebtedness" will mean Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," "refinancing" and "refinanced" shall have a correlative meaning) any Indebtedness (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (A) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced and (B) any premiums, fees and other expenses paid by the Company or the Restricted Subsidiary, as the case may be, in connection with such refinancing; provided, further, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary of the Company that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; provided, further, that the Refinancing Indebtedness is at least as subordinated to the Notes as the Indebtedness being refinanced and the covenants relating to such Indebtedness are no more restrictive in the aggregate than those of the Indebtedness being refinanced.

     "Replacement Collateral" will mean, at any relevant date in connection with an Asset Disposition, property or assets used in, or Capital Stock of any Person related to, the Company's business, other than the Collateral.

     "Restricted Subsidiary" will mean, as of the date of determination, any Subsidiary of the Company, other than an Unrestricted Subsidiary.

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

     "Revolving Credit Facility" will mean the revolving credit facility an aggregate principal amount of up to $70 million created pursuant to the
Revolving Credit Agreement dated as of           , 1995, between the Company and
          , as agent on behalf of the banks named therein.

     "Sale/Leaseback Transaction" will mean any arrangement relating to property or assets now owned or hereafter acquired whereby pursuant to a direct or indirect arrangement the Company or any Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person.

     "Senior Indebtedness" will mean all indebtedness of the Company, including interest thereon, whether outstanding on the Issue Date or thereafter issued, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness will not include (i) any liability for Federal, state, local or other taxes owed or owing by the Company, (ii) any Trade Payables, (iii) any Indebtedness, Guarantee or obligation of the Company which is subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of the Company, including any Subordinated Obligations, (iv) any obligations with respect to any Capital Stock, (v) any Indebtedness Outstanding or Incurred in violation of the Indenture or (vi) any obligations of the Company to any Affiliate of the Company. For purposes of "-- Limitation on Sales of Assets and Restricted Subsidiary Stock", the amount of consideration received by the Company or any Restricted Subsidiary for the assumption of Senior Indebtedness by any purchaser of the Company's property, assets or shares shall be equal to the face value or the accreted value of such Senior Indebtedness.

     "Stated Maturity" will mean, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" will mean any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" of any Person will mean any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Temporary Cash Investments" will mean any of the following: (i) investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof; (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $500 million (or the Dollar Equivalent thereof) and whose long-term indebtedness is rated "A" or higher according to Moody's (or such equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); (iii) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii); and (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P.

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

     "Trust Monies" will mean all cash or Temporary Cash Investments received by the Trustee in accordance with the terms of the Indenture and the other Collateral Documents: (i) upon the release of property from the Lien of the Indenture and the other Collateral Documents, including all moneys received in respect of the principal of all purchase money, governmental and other obligations; (ii) as compensation for, or proceeds of sale of, any part of the Collateral taken by eminent domain or purchased by, or sold pursuant to an order of, a governmental authority or otherwise disposed of; (iii) as proceeds of insurance upon any part of the Collateral (other than any liability insurance proceeds payable to the Company or the Trustee for any loss, liability or expense Incurred by it); (iv) pursuant to certain provisions of the Mortgages; or (v) for application under the Indenture as provided in the Indenture or any other Collateral Documents, or whose disposition is not elsewhere specifically provided for in the Indenture or the other Collateral Documents.

     "Unrestricted Subsidiary" will mean (i) each Subsidiary of the Company that the Company has designated, or is deemed to have designated, pursuant to the provisions described under "-- Restricted and Unrestricted Subsidiaries" as an Unrestricted Subsidiary and that has not been redesignated a Restricted Subsidiary and (ii) any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" will mean direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "U.S. Restricted Subsidiaries" will mean, collectively, (i) the following Subsidiaries of the Company to the extent such Subsidiaries are Restricted
Subsidiaries: Stromberg DatagraphiX International Corp., Florida AAC Corporation, Computer Services Corporation, Kalvar Microfilm, Inc., Anacomp California and Xidex Development Company; and (ii) any other Restricted Subsidiary that is not a Foreign Restricted Subsidiary.

     "Voting Stock" of a corporation will mean all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly Owned Subsidiary" will mean a Restricted Subsidiary of the Company, all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                       DESCRIPTION OF OTHER INDEBTEDNESS

DESCRIPTION OF REVOLVING CREDIT FACILITY

     As part of the Refinancing the Company will be entering into the Revolving Credit Facility in an aggregate principal amount of up to $70 million. The Revolving Credit Facility will have such customary terms and provisions as are negotiated between the Company and the lenders under the Revolving Credit Facility.

DESCRIPTION OF 15% SUBORDINATED NOTES

  General

     The 15% Subordinated Notes due 2000 (the "Subordinated Notes") were issued on October 29, 1990 in an aggregate principal amount of $215.9 million (with a fully accreted value of $224.9 million). Interest on the 15% Subordinated Notes is payable on May 1 and November 1 of each year until maturity. The 15% Subordinated Notes bear interest at a rate of 15% per annum multiplied by the fully accreted value thereof ($1000 per each $960 of stated principal amount). The 15% Subordinated Notes represent debt incurred as part of the Company's refinancing of the majority of its debt in October 1990. As of September 30, 1994, there was $219.4 million in aggregate principal amount of 15% Subordinated Notes outstanding.

     In connection with the Refinancing, the Company is soliciting the Consents (the "Consent Solicitation") from holders of the 15% Subordinated Notes in order to, among other things, modify or eliminate certain provisions of the Subordinated Indenture necessary to permit the Refinancing. The Subordinated Indenture requires that the Company receive the Consents from holders of 66 2/3% of the outstanding principal amount of the 15% Subordinated Notes. In connection with the Consent Solicitation, Anacomp will pay a fee equal to $10 for each $1,000 principal amount of 15% Subordinated Notes for which a Consent has been accepted by the Company. The Consent Solicitation will expire on February 20, 1995, unless extended by Anacomp pursuant to the terms of the Consent Solicitation. Upon receipt of the required Consents on or prior to such expiration date, the Company and State Street Bank and Trust Company, the trustee for the 15% Subordinated Notes, will execute on such expiration date an amendment and restatement of the Subordinated Indenture that effects the amendments that are the subject of the Consents. Application of such amendment and restatement of the Subordinated Indenture will be conditioned upon the closing of the Refinancing.

     The following is a summary of certain terms of the 15% Subordinated Notes after giving effect to the amendment and restatement of the Indenture to be effected pursuant to the Consents.

  Ranking

     Payment of principal of and interest and all other amounts on the 15% Subordinated Notes is subordinated and subject to the prior payment in full of the Notes and the Revolving Credit Facility.

  Optional Redemption

     The 15% Subordinated Notes may be redeemed at the option of the Company, in whole or from time to time in part, at any time on or after November 1, 1995, at the following redemption prices (expressed as percentages of fully accreted value) during the twelve-month periods commencing on each November 1 in the following years, in each case, together with accrued interest (without duplicating interest included in fully accreted value): (i) 1995 -- 107.5%; (ii) 1996 -- 105.0%; (iii) 1997 -- 102.5%; and (iv) 1998 and thereafter -- 100.0%.
Anacomp is effecting the Refinancing in order to, among other things, provide the Company with the flexibility to refinance the 15% Subordinated Notes if the Company elects, subject to market conditions, to redeem the 15% Subordinated Notes after they become callable in November 1995.

  Mandatory Redemption

     The Company must redeem $72 million in aggregate principal amount of 15% Subordinated Notes on each of November 1, 1998 and November 1, 1999 at a redemption price of 100% of the fully accreted value thereof, plus accrued interest (without duplicating interest included in fully accreted value). The Company may reduce any mandatory redemption obligation by the principal amount of any cancelled, redeemed or repurchased 15% Subordinated Notes, other than through operation of the mandatory redemption provision or pursuant to any offer to purchase Subordinated Notes required to be made under the Subordinated Indenture.

  Mandatory Repurchase Offers

     Subject to certain conditions and exceptions, the Subordinated Indenture requires the Company to make offers to repurchase the 15% Subordinated Notes under the following circumstances: (i) upon the failure by the Company to maintain a minimum consolidated net worth; (ii) prior to the incurrence of certain indebtedness by Anacomp; (iii) upon certain changes of control; (iv) upon certain sales of assets; (v) upon the Company having excess cash, which is determined by a certain financial formula; and (vi) upon adoption by the Company of a plan of liquidation. Offers to repurchase pursuant to the circumstances described in clause (i), (ii), (iii), (iv) or (vi) or payments pursuant thereto could, under certain circumstances, conflict the covenants under the Indenture for the Notes. For a discussion of the risks associated with these conflicts between the Indenture and the Subordinated Indenture, see "Risk Factors -- Conflicts Between the Indenture and the Subordinated Indenture".

  Restrictive Covenants

     Subject to certain qualifications and exceptions, the Subordinated Indenture limits among other things: the payment of dividends by the Company and its subsidiaries; purchases, redemptions, other acquisitions or retirement of capital stock of the Company and its subsidiaries; the making of loans or advances to, guarantees on behalf of, and certain other transactions with, certain affiliates by the Company or its subsidiaries; the incurrence of certain indebtedness and the issuance of certain capital stock by the Company or its subsidiaries; the making of material acquisitions; the incurrence of certain liens; and the ability of the Company to consolidate with, merge with or into, or transfer all or substantially all its assets to, another entity. Certain of the covenants in the Subordinated Indenture are more restrictive on the operations and activities of Anacomp than the covenants contained in the Indenture for the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement") between the Company and Salomon Brothers Inc (the "Underwriter"), the Company has agreed to issue and sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, $225 million in aggregate principal amount of Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions set forth therein. The Underwriter will be obligated to purchase all the Notes offered hereby if any Notes are purchased.

     The Underwriter has advised the Company that the Underwriter proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the Notes. The
Underwriter may allow, and such dealers may reallow, a concession not in excess
of   % of such principal amount. After the initial public offering, the public offering price and such concessions may be changed.

     The Company does not intend to apply for listing the Notes on any securities exchange or for quotation of the Notes through the Nasdaq National Market. The Underwriter has indicated that it intends to make a market in the Notes, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so, and any such market making may be discontinued at any time, without notice, at the Underwriter's sole discretion. No assurance can be given as to the development or liquidity of any trading market for the Notes. See "Risk Factors -- Lack of Public Market".

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     Salomon Brothers Inc is acting as financial advisor to the Company in connection with the Company's solicitation of Consents from the holders of the 15% Subordinated Notes.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Cadwalader, Wickersham & Taft, New York, New York. Certain legal matters will be passed upon for the Underwriter by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994, included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto appearing herein or therein, and are included herein and therein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Public Accountants.............................................   F-2
Consolidated Balance Sheets -- September 30, 1994 and 1993...........................   F-3
Consolidated Statements of Operations -- Years Ended September 30, 1994, 1993
  and 1992...........................................................................   F-4
Consolidated Statements of Cash Flows -- Years Ended September 30, 1994, 1993
  and 1992...........................................................................   F-5
Consolidated Statements of Stockholders' Equity -- Years Ended September 30, 1994,
  1993 and 1992......................................................................   F-7
Notes to Consolidated Financial Statements...........................................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Anacomp, Inc.:

     We have audited the accompanying consolidated balance sheets of Anacomp, Inc. (an Indiana Corporation) and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anacomp, Inc. and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the financial statements, effective October 1, 1993, the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN LLP

Indianapolis, Indiana
December 7, 1994

                         ANACOMP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                           SEPTEMBER 30,
                                                                       ---------------------
                                                                         1994         1993
                                                                       --------     --------
                                                                            (DOLLARS IN
                                                                       THOUSANDS, EXCEPT PER
                                                                          SHARE AMOUNTS)
                                           ASSETS
Current assets:
  Cash and cash equivalents..........................................  $ 19,871     $ 24,922
  Accounts and notes receivable, less allowances for doubtful
     accounts of $3,550 and $4,245, respectively.....................   117,441      109,251
  Current portion of long-term receivables...........................     8,021        7,489
  Inventories........................................................    63,375       69,192
  Prepaid expenses and other.........................................     5,421        7,157
                                                                       --------     --------
          Total current assets.......................................   214,129      218,011
Property and equipment, at cost less accumulated depreciation and
  amortization of $100,574 and $105,523, respectively................    66,769       66,399
Long-term receivables, net of current portion........................    16,383       17,619
Excess of purchase price over net assets of businesses acquired and
  other intangibles, net.............................................   279,607      296,426
Deferred tax asset, net of valuation allowance of $57,000............    29,000           --
Other assets.........................................................    52,751       45,093
                                                                       --------     --------
                                                                       $658,639     $643,548
                                                                       =========    =========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..................................  $ 45,222     $ 34,355
  Accounts payable...................................................    82,790       67,246
  Accrued compensation, benefits and withholdings....................    16,573       16,452
  Accrued income taxes...............................................     9,000       11,502
  Accrued interest...................................................    19,701       20,089
  Other accrued liabilities..........................................    35,027       37,438
                                                                       --------     --------
          Total current liabilities..................................   208,313      187,082
                                                                       --------     --------
Long-term debt, net of current portion...............................   366,625      404,738
Other noncurrent liabilities.........................................     9,467       13,546
                                                                       --------     --------
          Total noncurrent liabilities...............................   376,092      418,284
                                                                       --------     --------
Commitments and Contingencies (Note 11)
Redeemable preferred stock, $.01 par value, issued and outstanding
  500,000 shares (aggregate preference value of $25,000).............    24,478       24,383
                                                                       --------     --------
Stockholders' Equity:
  Common stock, $.01 par value; authorized 100,000,000 shares;
     45,728,505 and 40,629,524 issued, respectively..................       457          406
  Capital in excess of par value of common stock.....................   181,843      163,209
  Cumulative translation adjustment..................................      (269)      (4,744)
  Accumulated deficit................................................  (132,275)    (145,072)
                                                                       --------     --------
          Total stockholders' equity.................................    49,756       13,799
                                                                       --------     --------
                                                                       $658,639     $643,548
                                                                       =========    =========

                See notes to consolidated financial statements.

                         ANACOMP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1994       1993       1992
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Revenues:
  Services provided.........................................  $223,511   $213,302   $220,544
  Equipment and supply sales................................   369,088    376,906    408,396
                                                              --------   --------   --------
                                                               592,599    590,208    628,940
                                                              --------   --------   --------
Operating costs and expenses:
  Costs of services provided................................   156,214    141,998    147,040
  Costs of equipment and supplies sold......................   264,269    262,754    281,268
  Selling, general and administrative expenses..............    92,539     96,822    100,330
                                                              --------   --------   --------
                                                               513,022    501,574    528,638
                                                              --------   --------   --------
Income from continuing operations before interest, other
  income,
  income taxes, extraordinary credit, and cumulative effect
  of accounting change......................................    79,577     88,634    100,302
                                                              --------   --------   --------
Interest income.............................................     3,144      3,042      3,081
Interest expense and fee amortization.......................   (65,633)   (66,526)   (69,101)
Other income (expense)......................................      (192)    (2,225)       985
                                                              --------   --------   --------
                                                               (62,681)   (65,709)   (65,035)
                                                              --------   --------   --------
Income from continuing operations before income taxes,
  extraordinary credit and cumulative effect of accounting
  change....................................................    16,896     22,925     35,267
Provision for income taxes..................................     9,100      9,900     15,400
                                                              --------   --------   --------
Income from continuing operations before extraordinary
  credit and cumulative effect of accounting change.........     7,796     13,025     19,867
Loss from discontinued operations, net of income tax
  benefits..................................................      (841)    (1,334)    (1,646)
Extraordinary credit -- Reduction of income taxes arising
  from utilization of tax loss carryforwards................        --      6,900      8,700
Cumulative effect on prior years of a change in accounting
  for income taxes..........................................     8,000         --         --
                                                              --------   --------   --------
Net income..................................................    14,955     18,591     26,921
Preferred stock dividends and discount accretion............     2,158      2,158      2,158
                                                              --------   --------   --------
          Net income available to common stockholders.......  $ 12,797   $ 16,433   $ 24,763
                                                              =========  =========  =========
Earnings per common and common equivalent share:
  Continuing operations (net of preferred stock dividends
     and discount accretion)................................  $    .12   $    .26   $    .42
  Discontinued operations...................................      (.02)      (.04)      (.04)
  Extraordinary credit......................................        --        .17        .21
  Cumulative effect on prior years of a change in accounting
     for income taxes.......................................       .17         --         --
                                                              --------   --------   --------
          Net income........................................  $    .27   $    .39   $    .59
                                                              =========  =========  =========
Earnings per common share assuming full dilution:
  Continuing operations (net of preferred stock dividends
     and discount accretion)................................  $    .12   $    .26   $    .42
  Discontinued operations...................................      (.02)      (.04)      (.04)
  Extraordinary credit......................................        --        .17        .20
  Cumulative effect on prior years of a change in accounting
     for income taxes.......................................       .17         --         --
                                                              --------   --------   --------
          Net income........................................  $    .27   $    .39   $    .58
                                                              =========  =========  =========

                See notes to consolidated financial statements.

                         ANACOMP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1994       1993       1992
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 14,955   $ 18,591   $ 26,921
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    40,649     38,208     39,847
     Cumulative effect of a change in accounting for income
       taxes................................................    (8,000)        --         --
     Loss (gain) on disposition of assets...................       776       (721)       979
     Change in assets and liabilities net of effects from
       acquisitions:
       Decrease in accounts and long-term receivables.......     2,345        323        163
       Decrease (increase) in inventories and prepaid
          expenses..........................................    15,254      1,308     (1,680)
       Increase in other assets.............................   (11,349)    (5,329)      (913)
       Increase in accounts payable and accrued expenses....     2,377      1,125      5,474
       Decrease in other noncurrent liabilities.............    (4,323)    (7,613)   (11,156)
                                                              --------   --------   --------
          Net cash provided by operating activities.........    52,684     45,892     59,635
                                                              --------   --------   --------
Cash flows from investing activities:
  Proceeds from sale of assets..............................     7,805     15,956      7,794
  Purchases of property, plant and equipment................   (18,868)   (20,726)   (18,755)
  Proceeds from notes receivable............................        --      1,343      6,027
  Payments to acquire companies and customer rights.........   (14,565)    (1,114)    (6,830)
                                                              --------   --------   --------
          Net cash used in investing activities.............   (25,628)    (4,541)   (11,764)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock and warrants.......     1,484      2,262      2,532
  Proceeds from revolving line of credit and long-term
     borrowings.............................................    39,000     39,799     51,951
  Principal payments on long-term debt......................   (71,095)   (77,958)   (89,757)
  Preferred dividends paid..................................    (2,062)    (2,062)    (2,062)
  Payments related to the issuance of debt and equity.......        --     (7,707)      (507)
                                                              --------   --------   --------
          Net cash used in financing activities.............   (32,673)   (45,666)   (37,843)
                                                              --------   --------   --------
Effect of exchange rate changes on cash.....................       566       (644)        42
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    (5,051)    (4,959)    10,070
Cash and cash equivalents at beginning of year..............    24,922     29,881     19,811
                                                              --------   --------   --------
          Cash and cash equivalents at end of year..........  $ 19,871   $ 24,922   $ 29,881
                                                              =========  =========  =========

                See notes to consolidated financial statements.

                         ANACOMP, INC. AND SUBSIDIARIES

     Supplemental disclosures of cash flow information:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                                  ---------------------------
                                                                   1994      1993      1992
                                                                  -------   -------   -------
                                                                    (DOLLARS IN THOUSANDS)
Cash paid (refunded) during the year for:
  Interest......................................................  $57,781   $59,552   $64,120
  Income taxes..................................................    2,007     3,468    (3,041)

     Supplemental schedule of non-cash investing and financing activities:

     During 1994, 1993 and 1992 the Company acquired companies and rights to provide future services. In conjunction with these acquisitions, the purchase price consisted of the following:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                                    -------------------------
                                                                     1994      1993     1992
                                                                    -------   ------   ------
                                                                     (DOLLARS IN THOUSANDS)
Cash paid.........................................................  $14,565   $1,114   $6,830
Credit memos issued...............................................    3,085      150    1,500
Notes payable issued..............................................    4,290    3,170    1,272
Stock issued......................................................   17,201       --       --
                                                                    -------   ------   ------
          Total fair value of acquisitions........................  $39,141   $4,434   $9,602
                                                                    ========  ======   ======

                See notes to consolidated financial statements.

                         ANACOMP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               YEAR ENDED SEPTEMBER 30, 1994, 1993 AND 1992
                                          ------------------------------------------------------
                                                    CAPITAL
                                                      IN
                                                   EXCESS OF
                                                   PAR VALUE   CUMULATIVE
                                          COMMON   OF COMMON   TRANSLATION
                                          STOCK      STOCK     ADJUSTMENT    DEFICIT     TOTAL
                                          ------   ---------   ----------   ---------   --------
                                                              (IN THOUSANDS)
BALANCE AT SEPTEMBER 30, 1991...........   $387    $157,128     $  3,736    $(186,268)  $(25,017)
Common stock issued for purchases under
  the Employee Stock Purchase Plan......      3         991           --           --        994
Restricted Stock Bonus Plan Right of
  First Refusal.........................     --          55           --           --         55
Exercise of stock options...............      7       1,476           --           --      1,483
Preferred stock dividends...............     --          --           --       (2,062)    (2,062)
Accretion of redeemable preferred stock
  discount..............................     --          --           --          (96)       (96)
Translation adjustments for year........     --          --        4,464           --      4,464
Other...................................     --       1,548           --           --      1,548
Net income for the year.................     --          --           --       26,921     26,921
                                          ------   ---------   ----------   ---------   --------
BALANCE AT SEPTEMBER 30, 1992...........    397     161,198        8,200     (161,505)     8,290
Common stock issued for purchases under
  the Employee Stock Purchase Plan......      4       1,253           --           --      1,257
Exercise of stock options...............      5         997           --           --      1,002
Preferred stock dividends...............     --          --           --       (2,062)    (2,062)
Accretion of redeemable preferred stock
  discount..............................     --          --           --          (96)       (96)
Translation adjustments for year........     --          --      (12,944)          --    (12,944)
Other...................................     --        (239 )         --           --       (239)
Net income for the year.................     --          --           --       18,591     18,591
                                          ------   ---------   ----------   ---------   --------
BALANCE AT SEPTEMBER 30, 1993...........    406     163,209       (4,744)    (145,072)    13,799
Common stock issued for purchases under
  the Employee Stock Purchase Plan......      3         872           --           --        875
Exercise of stock options...............      3         606           --           --        609
Preferred stock dividends...............     --          --           --       (2,062)    (2,062)
Accretion of redeemable preferred stock
  discount..............................     --          --           --          (96)       (96)
Translation adjustments for year........     --          --        4,475           --      4,475
NBS stock issuance......................     20       7,380           --           --      7,400
Graham stock issuance...................     25       9,776           --           --      9,801
Net income for the year.................     --          --           --       14,955     14,955
                                          ------   ---------   ----------   ---------   --------
BALANCE AT SEPTEMBER 30, 1994...........   $457    $181,843     $   (269)   $(132,275)  $ 49,756
                                          =======  =========   =========    ==========  =========

                See notes to consolidated financial statements.

                         ANACOMP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION

     The consolidated financial statements include the accounts of Anacomp, Inc. (Anacomp or the Company) and its wholly-owned subsidiaries. Material intercompany transactions have been eliminated. Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current presentation.

FOREIGN CURRENCY TRANSLATION

     Substantially all assets and liabilities of Anacomp's international operations are translated at the year-end exchange rates; income and expenses are translated at the average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are included in net income.

SEGMENT REPORTING

     Anacomp operates in a single business segment -- providing equipment, supplies and services for information management, including storage, processing and retrieval.

REVENUE RECOGNITION

     Sales of products and services are recorded based on shipment of products or performance of services. Revenue from maintenance contracts is deferred and recognized in earnings on a pro rata basis over the period of the agreement. Revenues from the lease of equipment under sales-type leases are also recognized as shipments are made. Accordingly, the present value of all payments due under the lease contracts is recorded as revenue, cost of sales is charged with the book value of the equipment plus installation costs, and future interest income is deferred and recognized over the lease term.

INVENTORIES

     Inventories are stated at the lower of cost or market, cost being determined by methods approximating the first-in, first-out basis.

     The cost of the inventories is distributed as follows:

                                                                       SEPTEMBER 30,
                                                                   ---------------------
                                                                    1994          1993
                                                                   -------       -------
                                                                      (IN THOUSANDS)
    Finished goods...............................................  $41,661       $38,289
    Work in process..............................................    5,903         7,105
    Raw materials and supplies...................................   15,811        23,798
                                                                   -------       -------
                                                                   $63,375       $69,192
                                                                   ========      ========

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation and amortization of property and equipment are generally provided under the straight-line method for financial reporting purposes over the shorter of the estimated useful lives or the lease terms. Tooling costs are amortized over the total estimated units of production, not to exceed three years.

                         ANACOMP, INC. AND SUBSIDIARIES

RESEARCH AND DEVELOPMENT

     The costs associated with research and development programs are expensed as incurred, and amounted to $2,973,000 in 1994, $2,525,000 in 1993, and $1,849,000
in 1992.

     Included in "Other assets" on the accompanying Consolidated Balance Sheets are unamortized deferred software costs of $19,745,000 and $14,134,000 as of September 30, 1994 and 1993, respectively. Deferred software costs are the capitalized costs of software products to be sold with COM systems in future periods. The unamortized costs are evaluated for impairment each year by determining net realizable value. Such costs are amortized under the straight-line method or over the estimated units of sale, not to exceed five years. See Note 12 for the amortization expense recorded during the past three years.

INTANGIBLES

     Excess of purchase price over net assets of businesses acquired is amortized primarily on the straight-line method over 40 years. Other intangibles represent the purchase of the rights to provide microfilm or maintenance services to certain customers and are being amortized on a straight-line basis over 10 years. The unamortized costs are evaluated for impairment each year by determining net realizable value. Balances are as follows:

                                                                       SEPTEMBER 30,
                                                                   ---------------------
                                                                     1994         1993
                                                                   --------     --------
                                                                      (IN THOUSANDS)
    Excess of purchase price over net assets of businesses
      acquired...................................................  $320,200     $342,663
    Other intangibles............................................    37,277       21,580
                                                                   --------     --------
                                                                    357,477      364,243
    Less accumulated amortization................................   (77,870)     (67,817)
                                                                   --------     --------
                                                                   $279,607     $296,426
                                                                   =========    =========

     At September 30, 1994, the aggregate amortization of intangibles by year through fiscal year 1999 are: 1995, $12,954,000; 1996, $12,627,000; 1997,
$12,137,000; 1998, $11,586,000; and 1999, $10,998,000.

ACCRUED LEASE RESERVES

     Other noncurrent liabilities include acquisition reserves established for unfavorable facility lease commitments, vacant facilities and related future lease costs. Total obligations recorded for these unfavorable lease commitments and future lease and related costs at their estimated present value were $12,460,000 and $19,402,000 at September 30, 1994 and 1993, respectively. The current portion of these obligations was $3,427,000 and $6,081,000 as of September 30, 1994 and 1993, respectively, and is included in "Other accrued liabilities." The accretion recorded related to these obligations, net of tax effects, is included in "Loss from discontinued operations" in the Consolidated Statements of Operations.

SALE/LEASEBACK TRANSACTIONS

     Anacomp entered into sale/leaseback transactions of $11,870,000 in 1994 and $9,858,000 in 1993 relating to COM systems installed in the data service centers. Part of the proceeds were treated as fixed asset sales and the remainder as sales of equipment. Revenues of $5,620,000 and $4,739,000 were recorded respectively. All profits were deferred and are being recognized over the applicable leaseback

                         ANACOMP, INC. AND SUBSIDIARIES
periods. In October 1994, Anacomp entered into additional sale/leaseback transactions of $19,320,000 relating to COM systems installed in the data service centers.

INCOME TAXES

     In general, Anacomp's practice is to reinvest the earnings of its foreign subsidiaries in those operations and to repatriate these earnings only when it is advantageous to do so. It is expected that the amount of U.S. federal tax resulting from a repatriation will not be significant. Accordingly, deferred tax is not being recorded related to undistributed foreign earnings.

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). FAS 109 mandates the liability method for computing deferred income taxes and requires that the benefit of certain loss carryforwards be estimated and recorded as an asset unless it is "more likely than not" that the benefit will not be realized. Another principal difference is that changes in tax rates and laws will be reflected in income from continuing operations in the period such changes are enacted.

     Anacomp adopted FAS 109 in the first quarter of fiscal 1994. Under FAS 109, the Company has recorded a significant deferred tax asset to reflect the benefit of loss carryforwards that could not be recognized under prior accounting rules. The recording of this asset reduced goodwill and increased income as discussed in more detail in Note 10.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     Anacomp considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These temporary investments, primarily repurchase agreements and other overnight investments, are recorded at cost, which approximates market, and totalled $8,000,000, $14,000,000, and $8,000,000 at September 30, 1994, 1993 and 1992, respectively.

NOTE 2 -- FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information for certain financial instruments. The carrying amounts for trade receivables and payables are considered to be their fair values. The carrying amounts and fair values of the Company's other financial instruments at September 30, 1994, and 1993, are as follows:

                                                SEPTEMBER 30, 1994    SEPTEMBER 30, 1993
                                                -------------------   -------------------
                                                CARRYING     FAIR     CARRYING     FAIR
                                                 AMOUNT     VALUE      AMOUNT     VALUE
                                                --------   --------   --------   --------
                                                             (IN THOUSANDS)
    Long-Term Debt:
      Revolving Loan..........................  $ 23,000   $ 23,000   $ 18,000   $ 18,000
      Multicurrency Revolving Loan............    20,665     20,665     21,468     21,468
      Term Loans..............................    40,261     40,261     59,087     59,087
      Series A Senior Notes...................     3,548      3,548     12,537     12,537
      Series B Senior Notes...................    67,500     74,410     75,000     85,840
      15% Senior Subordinated Notes...........   219,384    249,357    218,490    260,884
      13.875% Convertible Subordinated
         Debentures...........................    20,922     23,232     20,723     23,232
      9% Convertible Subordinated
         Debentures...........................    10,479     10,479     10,479     10,479
    Redeemable Preferred Stock................    24,478     19,371     24,383     19,500

                         ANACOMP, INC. AND SUBSIDIARIES

     The estimated fair values of Long-Term Debt and Redeemable Preferred Stock are based on quoted market values or discounted future cash flows using current interest rates.

NOTE 3 -- ACQUISITIONS:

     During the three years ended September 30, 1994, Anacomp made the acquisitions set forth below, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

FISCAL 1994

     During fiscal 1994, Anacomp acquired 16 data service centers or the related customer base (all were incorporated with existing Anacomp service centers), a computer tape products company and the customer base of a micrographics supplies business. Total consideration for these acquisitions was $39,141,000 of which approximately $24,173,000 has been assigned to excess of purchase price over net assets of businesses acquired and other intangible assets. In connection with these acquisitions, Anacomp issued $17,201,000 of its common stock and increased debt and accrued liabilities by $4,290,000.

NATIONAL BUSINESS SYSTEMS

     One of the acquisitions included above was the purchase of the COM services customer base of 14 data service centers operated by National Business Systems
(NBS). The acquisition was effective on January 3, 1994, and the acquisition cost consisted of the following:

                                                                        (IN THOUSANDS)
        Cash paid to NBS shareholders...................................    $  7,400
        Common stock issued to NBS shareholders.........................       7,400
        Acquisition costs incurred......................................         416
                                                                        --------------
                                                                           $ 15,216
                                                                        ============

     Anacomp issued 1,973,000 common shares to the NBS shareholders using $3.75 per share. As part of the acquisition agreement, Anacomp agreed to provide stock price protection at the end of two years on those shares so designated by the NBS shareholders (1,128,000 of the shares issued are subject to this protection).

     On January 3, 1996, Anacomp will recalculate the share price based on the average closing price of Anacomp stock for the 30 consecutive trading days ending on December 29, 1995. The revised price will be used to adjust the number of issued shares which are subject to the price protection. However, the revised price to be used for the revaluation will not be higher than 150% or lower than 50% of the original $3.75 per share price.

     If the per share price reached the 150% maximum, NBS shareholders would return 376,000 shares to Anacomp. If the per share price reached the 50% minimum, Anacomp would issue 1,128,000 additional shares to the NBS shareholders. The adjustment in the number of shares issued in connection with the NBS acquisition will not affect the recorded purchase price. Contingently issuable shares under the arrangement are measured at each reporting period based on the market price of the Company's stock at the close of the period being reported on and are considered in the computation of earnings per share.

                         ANACOMP, INC. AND SUBSIDIARIES

GRAHAM MAGNETICS

     Another of the acquisitions included above was the purchase of Graham Acquisition Corporation (Graham), a computer tape products company. The acquisition was effective on May 4, 1994, and the acquisition cost consisted of the following:

                                                                        (IN THOUSANDS)
        Common stock issued to Graham shareholders......................    $  8,515
        Common stock issued for a note payable..........................       1,286
        Issuance of note payable to a creditor..........................       4,240
        Cash paid to retire bank debt...................................       5,540
        Acquisition costs incurred......................................         689
                                                                        --------------
                                                                           $ 20,270
                                                                        ============

     Anacomp issued 2,129,000 common shares to the Graham shareholders based on an agreed upon per share price. However, to determine the acquisition cost, the shares were valued at the market price on the date of closing.

     The contingent consideration of $7,600,000 is payable in Anacomp common stock and will be based upon defined future earnings through September 1997. The contingent consideration will be computed based upon an agreed upon formula using a minimum stock price of $2.00 per share and will be issuable beginning in January 1995. The contingent consideration is not included in the acquisition cost total above but is recorded when the future earnings requirements have been met. The contingent consideration amount for fiscal 1994 is estimated to be approximately $144,000.

     Anacomp also issued 360,000 common shares to a Graham creditor at $3.57 per share to reduce the note payable to $4,240,000. The note is unsecured and bears interest at 10%. Principal payments of $345,000 plus accrued interest are payable quarterly beginning July 15, 1994. The note holder may at any time require Anacomp to prepay any amount of the note by issuing common stock. The shares of common stock to be issued will equal the prepayment amount divided by $3.57. The current outstanding note balance subject to prepayment was $3,895,000 at September 30, 1994.

     Anacomp has reserved 3,800,000 shares of authorized common stock for the contingent acquisition consideration and 1,091,000 shares of authorized common stock for the contingent prepayment of the note.

FISCAL 1993

     During fiscal 1993, Anacomp acquired four micrographics service centers (all four were merged with existing Anacomp service centers) and certain assets of a microfilm reader maintenance services business for a total consideration of $4,434,000, of which approximately $1,904,000 has been assigned to excess of purchase price over net assets of businesses acquired and other intangible assets.

FISCAL 1992

     During fiscal 1992, Anacomp acquired four micrographics service centers and one microforms service center (all five were merged with existing Anacomp service centers) and certain selected assets of a computer output microfilm maintenance services business, for a total consideration of $9,602,000, of which approximately $6,356,000 has been assigned to excess of purchase price over net assets of businesses acquired and other intangible assets.

                         ANACOMP, INC. AND SUBSIDIARIES

NOTE 4 -- SKC AGREEMENT:

     In March 1992, Anacomp entered into a ten-year supply agreement (the Supply Agreement) with SKC America, Inc., a New Jersey corporation (SKCA), and SKC Limited (SKCL), an affiliated corporation of SKCA organized pursuant to the laws of the Republic of Korea. SKCA and SKCL are collectively referred to as SKC. Pursuant to the Supply Agreement, Anacomp purchases substantially all of its requirements for magnetic-base polyester and coated duplicate microfilm from SKC.

     SKC is providing Anacomp with a $25 million trade credit arrangement which expires December 31, 2001. The trade credit arrangement may be terminated prior to the expiration in the event Anacomp restructures or refinances substantially all of its subordinated debt or in the event Anacomp breaches the Supply Agreement. The trade credit arrangement bears interest at 2.5% over the prime rate of The First National Bank of Boston (7.75% as of September 30, 1994).

     In October 1993, the Supply Agreement was extended to December 2003 and amended to include finished microfilm products manufactured by SKC exclusively for Anacomp. Concurrent with the modification of the Supply Agreement, SKC purchased Anacomp's Sunnyvale, California, duplicate microfilm manufacturing operation for $900,000, payable over five years. At September 30, 1994, $720,000 is due from SKC. Costs of $3,392,000 associated with the Supply Agreement have been deferred and are being amortized over the life of the Supply Agreement.

NOTE 5 -- PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                          SEPTEMBER 30,
                                                   ESTIMATED USEFUL   ---------------------
                                                    LIFE IN YEARS       1994        1993
                                                   ----------------   ---------   ---------
                                                                         (IN THOUSANDS)
     Land and buildings..........................       10-40         $   7,590   $   8,206
     Office furniture............................       3-12             12,553      11,647
     Manufacturing equipment and tooling.........       2-10             28,901      34,048
     Field support spare parts...................        4-7             25,555      27,921
     Leasehold improvements......................   Term of Lease        12,826      15,957
     Equipment leased to others..................        2-4              1,824       2,797
     Processing equipment........................       3-12             78,094      71,346
                                                                      ---------   ---------
                                                                        167,343     171,922
     Less accumulated depreciation and
       amortization..............................                      (100,574)   (105,523)
                                                                      ---------   ---------
                                                                      $  66,769   $  66,399
                                                                      ==========  ==========

                         ANACOMP, INC. AND SUBSIDIARIES

NOTE 6 -- LONG-TERM RECEIVABLES:

     Long-term receivables consist of the following:

                                                                        SEPTEMBER 30,
                                                                     -------------------
                                                                      1994        1993
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    Lease contracts receivable...................................    $21,160     $21,634
    Other lease receivables......................................         --         204
    Notes receivable from asset sales............................      1,015         856
    Other........................................................      2,229       2,414
                                                                     -------     -------
                                                                      24,404      25,108
    Less current portion.........................................     (8,021)     (7,489)
                                                                     -------     -------
                                                                     $16,383     $17,619
                                                                     ========    ========

     Other long-term receivables include $1,116,000 and $1,243,000 at September 30, 1994 and 1993, respectively, due from officers.

     Lease contracts receivable result from customer leases of products under agreements which qualify as sales-type leases. Annual future lease payments under sales-type leases are as follows:

                                                                          YEAR ENDED
                                                                         SEPTEMBER 30,
                                                                        ---------------
                                                                        (IN THOUSANDS)
        1995..........................................................      $ 9,003
        1996..........................................................        6,354
        1997..........................................................        5,211
        1998..........................................................        2,618
        1999..........................................................        1,541
                                                                        ---------------
                                                                             24,727
        Less deferred interest........................................       (3,567)
                                                                        ---------------
                                                                            $21,160
                                                                        ============

                         ANACOMP, INC. AND SUBSIDIARIES

NOTE 7 -- LONG-TERM DEBT:

     Long-term debt is comprised of the following:

                                                                       SEPTEMBER 30,
                                                                   ---------------------
                                                                     1994         1993
                                                                   --------     --------
                                                                      (IN THOUSANDS)
    Revolving Loan at 7.81% and 5.94%, respectively..............  $ 23,000     $ 18,000
    Multicurrency Revolving Loan at 7.67% and 8.40%,
      respectively...............................................    20,665       21,468
    Term Loans at 7.56% and 6.06%, respectively..................    40,261       59,087
    Series A Senior Notes at 7.56% and 6.06%, respectively.......     3,548       12,537
    Series B Senior Notes at 12.25%..............................    67,500       75,000
    15% Senior Subordinated Notes (net of unamortized discount of
      $5,516 and $6,410, respectively)...........................   219,384      218,490
    13.875% Convertible Subordinated Debentures due January 15,
      2002 (net of unamortized discount of $2,309 and $2,508,
      respectively)..............................................    20,922       20,723
    9% Convertible Subordinated Debentures due January 15,
      1996.......................................................    10,479       10,479
    Installment note payable at 10% due July 15, 1997............     3,895           --
    Other........................................................     2,193        3,309
                                                                   --------     --------
                                                                    411,847      439,093
    Less current portion.........................................   (45,222)     (34,355)
                                                                   --------     --------
                                                                   $366,625     $404,738
                                                                   =========    =========

     On March 26, 1993, the Company completed amendments to its Senior Credit Agreements and its 15% Senior Note Indenture. The provisions of these amendments include the elimination of the requirement for the Company to make Additional Amortization Payments as defined, allowance for the Company to use up to 50% of its annual Excess Cash Flow to repurchase subordinated debt and the creation of a Multicurrency Revolving Loan due in October 1995. The amendments also reduced the existing Revolving Loan from $50 million to $43 million at March 26, 1993 with a further reduction to $40 million on September 30, 1994 and provide for a final due date of October 1995. Additionally, the amendments provided for the Company to retain specified sale proceeds in connection with the sale/ leaseback of certain fixed assets and rescheduled the remaining amortization payments due on the Term Loan in a manner favorable to the Company.

     The Revolving Loan carries an interest rate of 275 basis points over the one- , two-, three- or six-month reserve adjusted London Interbank Offered Rate (LIBOR), selected at the Company's option.

     The Multicurrency Revolving Loan is available to the Company and certain of its foreign subsidiaries in U.S. dollars, British pounds, French francs, German marks, Italian lira and Swedish krona in an equivalent amount of $30 million, and carries an interest rate of 275 basis points over the one-, two-, three- or six-month reserve adjusted London Interbank Offered Rate (LIBOR) of the borrowed currency, selected at the Company's option.

     The Term Loans and Series A Senior Notes carry an interest rate of 275 basis points over the three-month LIBOR and have scheduled installment payments of $10.3 million in October 1994; $12.5 million in April 1995; $12.5 million in October 1995; and $8.5 million in April 1996.

     The Series B Senior Notes carry an interest rate of 12.25% and require semi-annual installment payments commencing April 26, 1994, in amounts increasing from 10% to 16.67% of the original principal amount.

                         ANACOMP, INC. AND SUBSIDIARIES

     In addition to scheduled payments, the Company is required to make annual prepayments of the Revolving Loan, the Term Loans and Series A Senior and Series B Senior Notes (the Senior Debt) in amounts between 50% and 75% of the Company's Excess Cash Flow, as defined, depending on the amount of Excess Cash Flow used to repurchase subordinated debt per the provisions of the March 1993 Senior Debt Agreement amendments. Also, subject to certain exceptions, 100% of proceeds from the sale of assets must be applied to repayment of the Senior Debt.

     The 15% Senior Subordinated Notes (the 15% Notes) were issued in 224,900 units of $1,000 and 30.351 detachable warrants to purchase Anacomp Common Stock at $1.873 per share. The 15% Notes are callable given 30 days notice beginning November 1995, at 107.5% of the fully accreted value, and declining to 100% of the fully accreted value by November 1998. Mandatory sinking fund payments of $72,000,000 are due November 1998, and November 1999. After the Term Loans and the Series A Senior Notes and Series B Senior Notes are fully repaid and cash collateralization of any remaining Revolving Credit Facility Commitment occurs, additional prepayments equal to 75% of Excess Cash Flow, as defined, are also required.

     The Master Agreement, which covers the Term Loans, the Revolving Credit Commitment, and the Series A Senior Notes and Series B Senior Notes, gives the Senior Creditors a security interest in all of the assets of Anacomp; contains various limitations on advances and investments made by the Company; prohibits or restricts, without prior approval of the Senior Creditors, mergers, acquisitions, change of control, certain types of lease transactions, payment of dividends on Anacomp Common Stock, and voluntary payment in cash of any principal amount of Anacomp's subordinated debt; and contains certain other restrictive covenants related to net worth, cash flow, fixed charges, debt incurrence, capital expenditures and the current ratio. Subsequent to September 30, 1994, Anacomp completed an amendment to the Master Agreement lowering the Interest Coverage Ratio covenant for September 30, 1994, and all of fiscal year 1995. Based on information currently available, the Company is uncertain as to whether it will be able to satisfy certain of the restrictive covenants in place as of September 30, 1995. The Company believes that in connection with the replacement of the revolving credit facilities which expire in October 1995, these restrictive covenants will be modified or eliminated such that the Company expects to be in compliance with its covenants under the debt agreements in place at that time. The Master Agreement also provides for the availability of letters of credit in an amount up to $15,000,000. As of September 30, 1994, letters of credit for approximately $9,000,000 have been issued which reduce the amount of available revolver.

     In conjunction with entering into the SKC Supply Agreement discussed in
Note 4, Anacomp sought and received from its senior lenders certain amendments to its senior loan documents including certain financial covenant adjustments.

     The 15% Notes are subordinated to the payment in full of the principal and interest on all Senior indebtedness. The 15% Notes rank pari passu to the remaining 12.25% Notes and 8.25% Senior Subordinated Notes (if and when issued) discussed in Note 8. Additionally, they are senior to the outstanding 9% Convertible Subordinated Debentures due 1996 and the 13.875% Convertible Subordinated Debentures due 2002.

     The 15% Note Indenture contains covenants relating to net worth, and limitations on restricted payments, liens, transactions with affiliates, incurrence of additional debt, asset sales, acquisitions, and change of control. The 15% Note holders will be granted a security interest in all of Anacomp's assets upon the repayment of all Senior Secured Indebtedness.

     The 13.875% Convertible Subordinated Debentures require mandatory sinking fund payments of $3,750,000 annually commencing January 15, 1999, unless sufficient debentures have been converted or repurchased by Anacomp. The debentures are convertible into 1,327,542 shares of Anacomp

                         ANACOMP, INC. AND SUBSIDIARIES

Common Stock at a conversion price of $17.50 per common share, and allow optional redemption at a price of 100% at any time. Anacomp International, N.V., a wholly-owned Netherlands Antilles subsidiary, has issued the 9% Convertible Subordinated Debentures due January 15, 1996, guaranteed by Anacomp. The 9% debentures are convertible into 663,227 shares of Anacomp Common Stock at a conversion price of $15.80 per common share. In the event of certain changes affecting United States or Netherlands Antilles taxation, the interest rate will be increased for any taxes required to be withheld or, at Anacomp's option, all debentures outstanding may be redeemed at 100% of the principal amount plus accrued interest.

     The maturities of long-term debt in each of the next five years and thereafter will be as follows:

                                                                          YEAR ENDED
                                                                        SEPTEMBER 30,
                                                                        --------------
                                                                        (IN THOUSANDS)
        1995..........................................................     $ 45,222
        1996..........................................................       87,505
        1997..........................................................       22,510
        1998..........................................................       11,294
        1999..........................................................       74,561
        2000 and thereafter...........................................      170,755
                                                                        --------------
                                                                           $411,847
                                                                        ============

NOTE 8 -- REDEEMABLE PREFERRED STOCK:

     Anacomp issued in a private placement in 1987, 500,000 shares of 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock (the Preferred Shares). Each Preferred Share has a preference value of $50 and is convertible into Anacomp common stock at a conversion price of $7.50. The redeemable preferred stock was recorded at fair value on the date of issuance less issue costs. The excess of the preference value over the carrying value is being accreted by periodic charges to retained earnings over the life of the issue.

     The Preferred Shares may be redeemed by Anacomp at prices declining from 105.78% to 100% of preference value, or earlier if the price of Anacomp common stock remains at 160% of the conversion price for 20 of 30 consecutive trading days. On March 15, 2000 and 2001, Anacomp must redeem at the preference value 125,000 shares each year unless a sufficient number of shares has already been redeemed or converted. All remaining outstanding shares must be redeemed by March 1, 2002.

     At any dividend payment date after March 15, 1990, Anacomp may exchange the Preferred Shares for an equal face amount of 8.25% Senior Subordinated Notes due March 1, 2002 (the Exchange Debentures). Except for certain shareholder rights, the Exchange Debentures will carry terms similar to the Preferred Shares. There were no such exchanges as of September 30, 1994.

NOTE 9 -- CAPITAL STOCK:

SHAREHOLDER RIGHTS PLAN

     The Company has a Shareholder Rights Plan which was adopted by the Board of Directors on February 4, 1990. The Rights Plan provides that each share of the Company's common stock has associated with it a Common Stock Purchase Right. Each right entitles the registered holder to purchase from the Company one-tenth of a share of Anacomp common stock, par value $.01 per share, at a cash exercise price of $3.20 subject to adjustment.

                         ANACOMP, INC. AND SUBSIDIARIES

     The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the outstanding shares of common stock of Anacomp, or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 30% or more of the Company's common stock. If any person acquires 15% of Anacomp's common stock, the rights would entitle stockholders (other than the 15% acquiror) to purchase at $32 (as such price may be adjusted) a number of shares of Anacomp's common stock which would have a market value of $64 (as such amount may be adjusted). In the event that Anacomp is acquired in a merger or other business combination, the rights would entitle the stockholders (other than the acquiror) to purchase securities of the surviving company at a similar discount.

     Anacomp can redeem the rights at $.001 per right at any time until the tenth day following the announcement that a 15% ownership position has been acquired. Under certain circumstances set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as such term is defined in the Rights Plan). The rights expire February 26, 2000.

PREFERRED STOCK

     Anacomp has authorized 1,000,000 shares of preferred stock, of which 500,000 shares of redeemable preferred stock were issued and outstanding at September 30, 1994 and 1993 (see Note 8).

STOCK OPTION PLANS

     Anacomp's stock option plans provide that the exercise price of the options be determined by the Board of Directors (the Board), and in no case be less than 100% of fair market value at the time of grant for qualified options, or less than the par value of the stock for non-qualified options. An option may be exercised subject to such restrictions as the Board may impose at the time the option is granted. In any event, each option shall terminate not later than 10 years after the date on which it is granted, except for certain non-qualified options which shall terminate not later than 20 years after the date on which granted.

     Shares available for grant under the plans were 725,827 and 895,145 at September 30, 1994 and 1993, respectively. Options outstanding, of which 3,310,464 are exercisable as of September 30, 1994, are as follows:

                                                                            OPTION PRICE PER
                                                              SHARES              SHARE
                                                             ---------     -------------------
    Outstanding at September 30, 1992......................  3,680,709     $1.000  -    $7.875
      Granted..............................................  1,308,834      2.750  -     9.000
      Cancelled............................................    (72,839)     2.000  -     7.875
      Expired..............................................    (38,701)     2.000  -     7.875
      Exercised............................................   (463,475)     2.000  -     3.500
                                                             ---------     -------------------
    Outstanding at September 30, 1993......................  4,414,528      1.000  -     9.000
      Granted..............................................    205,381      2.750  -     4.000
      Cancelled............................................    (81,908)     1.000  -     7.875
      Expired..............................................    (23,096)     2.000  -     7.875
      Exercised............................................   (306,646)     1.000  -     3.375
                                                             ---------     -------------------
    Outstanding at September 30, 1994......................  4,208,259     $1.000  -    $9.000
                                                             =========     ===================

                         ANACOMP, INC. AND SUBSIDIARIES

WARRANTS

     In October 1990, Anacomp issued 6,825,940 warrants to holders of the 15% Senior Subordinated Notes. Each warrant entitles the holder to purchase one common share at a price of $1.873 and is exercisable through the date of expiration, November 11, 2000. Anacomp filed a shelf registration statement with respect to the warrants which became effective on February 25, 1991.

RESTRICTED STOCK BONUS PLAN

     In December 1984, Anacomp adopted a Restricted Stock Bonus Plan (the Plan) allowing for the issuance of up to 2,800,000 shares of Anacomp common stock to certain employees as determined by the Compensation Committee of the Board. The purposes of the Plan are to assist Anacomp in retaining key employees, to provide additional motivation for those employees to continue their best efforts on behalf of Anacomp and to conserve cash. At September 30, 1994, 1,246,819 shares were issued and outstanding under the Plan. All issued and outstanding shares related to the plan were awarded from 1985 through 1988. All vesting in the shares was completed by September 30, 1988. No shares have been issued since 1988. Anacomp retained a right of first refusal to repurchase these shares at market value on the date of sale less 80% of market value on the date of grant. At the time the shares were granted, they were recorded at 20% of the market value at the date of grant. This cost was amortized as compensation expense over the various vesting periods involved. When the stock is offered to the Company for resale in the marketplace, the Company will record the difference between the proceeds from the sale of the shares and the amount paid to the employee as paid in capital.

OTHER ITEMS

     Under an Employee Stock Purchase Plan, Anacomp may offer to sell common stock to its employees. Purchases of these shares are made by employee participants periodically at 85% of the market price on the date of offer or exercise, whichever is lower.

     At September 30, 1994, approximately 23,900,000 shares of Anacomp common stock are reserved for exercise of stock options, conversion of convertible subordinated debentures, purchases by stock purchase plan participants, conversion of preferred stock, exercise of warrants, Graham acquisition agreement requirements and other corporate purposes.

NOTE 10 -- INCOME TAXES:

     The components of income from continuing operations before income taxes and extraordinary credits were:

                                                             YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------
                                                           1994        1993        1992
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    United States.......................................  $ 8,684     $13,195     $18,594
    Foreign.............................................    8,212       9,730      16,673
                                                          -------     -------     -------
                                                          $16,896     $22,925     $35,267
                                                          ========    ========    ========

                         ANACOMP, INC. AND SUBSIDIARIES

     The components of income tax expense after utilization of net operating loss carryforwards, the adjustment of the tax reserves and discontinued operations are summarized below:

                                                             YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------
                                                           1994        1993        1992
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Federal.............................................  $   200     $ 6,900     $ 7,200
    Foreign.............................................    3,300       4,800       6,400
    State...............................................      800       1,900       1,800
                                                          -------     -------     -------
                                                            4,300      13,600      15,400
    Tax reserve adjustment..............................   (1,200)     (3,700)         --
    Deferred............................................    6,000          --          --
                                                          -------     -------     -------
    Continuing operations...............................    9,100       9,900      15,400
    Discontinued operations.............................     (700)     (1,100)     (1,200)
    Extraordinary credit, reduction of income taxes
      arising from carryforward of prior year's
      operating losses..................................       --      (6,900)     (8,700)
                                                          -------     -------     -------
                                                          $ 8,400     $ 1,900     $ 5,500
                                                          ========    ========    ========

     The following is a reconciliation of the United States federal statutory rate to the rate used for the provision for income taxes:

                                                                 YEAR ENDED SEPTEMBER 30,
                                                                 -------------------------
                                                                 1994      1993       1992
                                                                 ----      -----      ----
                                                                      (IN THOUSANDS)
    U.S. statutory rate........................................  35.0%      34.8%     34.0%
    Tax reserve adjustment.....................................  (7.1)%    (16.2)%      --
    Nontaxable foreign exchange gains..........................    --         --      (3.1)%
    Refunds from state tax audits (net of federal income
      tax).....................................................    --         --      (2.2)%
    State and foreign income taxes (net of federal income tax
      benefit).................................................   5.9%       6.0%      4.7%
    Other foreign taxes (difference between foreign and
      U.S. rates)..............................................   2.7%       4.4%      3.1%
    Nondeductible amortization and write-off of intangible
      assets...................................................  18.8%      13.0%      8.3%
    Other......................................................  (1.4)%      1.2%     (1.1)%
                                                                 ----      -----      ----
                                                                 53.9%      43.2%     43.7%
                                                                 ====      =====      ====

     The Company adopted FAS 109 in the first quarter of fiscal 1994 and recorded a deferred tax asset of $95 million representing the federal and state tax savings from net operating loss carryforwards (NOLs) and tax credits. The Company also recorded a valuation allowance of $60 million reducing the deferred tax asset to a net $35 million. Recognition of the deferred tax asset reduced goodwill by $27 million and provided a cumulative effect increase to income of $8 million. During 1994, the net deferred tax asset was reduced to $29 million, reflecting usage of the asset to reduce income taxes payable by $6 million. Future utilization, if any, of NOLs and tax credits for which a valuation allowance was provided, will further reduce goodwill up to $37 million, increase accrued income taxes up to $13 million and increase capital in excess of par value up to $7 million.

                         ANACOMP, INC. AND SUBSIDIARIES

     The components of deferred tax assets and liabilities at September 30, 1994 and October 1, 1993 are as follows:

                                                                SEPTEMBER 30,     OCTOBER 1,
                      NET DEFERRED TAX ASSET                        1994             1993
    ----------------------------------------------------------  -------------     ----------
                                                                       (IN THOUSANDS)
    Tax effects of future tax deductible differences related
      to:
      Inventory reserves......................................    $   2,600        $   2,900
      Depreciation............................................        1,600            1,400
      Building reserves.......................................        5,000            7,400
      EPA reserve.............................................        2,300            3,400
      Sale/leaseback of assets................................          900            1,800
      Other net deductible differences........................        4,100            4,300
    Tax effects of future taxable differences related to:
      Leases..................................................       (4,500)          (4,600)
      Capitalized software....................................       (6,000)          (4,600)
                                                                -------------     ----------
    Net tax effects of future differences.....................        6,000           12,000
                                                                -------------     ----------
    Tax effects of carryforward benefits:
      Federal net operating loss carryforwards................       73,000           80,000
      Federal general business tax credits....................        3,000            3,000
      Foreign tax credits.....................................        4,000               --
                                                                -------------     ----------
    Tax effects of carryforwards..............................       80,000           83,000
                                                                -------------     ----------
    Tax effects of future differences and carryforwards.......       86,000           95,000
    Less valuation allowance..................................      (57,000)         (60,000)
                                                                -------------     ----------
    Net deferred tax asset....................................    $  29,000        $  35,000
                                                                ===========        =========

     At September 30, 1994, the Company has NOLs of approximately $200 million available to offset future taxable income. This amount will increase to $217 million as certain timing differences reverse in future periods. The Company also has tax credit carryforwards of $3 million available to reduce future tax liabilities, including $1 million of preacquisition tax credits. The NOLs expire commencing in 1995 ($2 million) with remaining amounts in various periods through 2007. The tax credit carryforwards expire substantially in 1997.

     During 1994 and 1993, the Company settled various income tax matters, including issues associated with the 1988 Xidex acquisition. Settlement of these issues and other considerations resulted in a favorable adjustment to federal and foreign tax reserves of $1.2 million and $3.7 million, respectively. The adjustments are reflected as a credit to the income tax expense from continuing operations.

     In 1993 and 1992 the provisions for income taxes include amounts which are offset by the utilization of federal and foreign NOLs. The tax benefits from utilization of NOLs is reported as an extraordinary credit in the Consolidated Statements of Operations. The net tax provisions result from foreign and state income taxes which cannot be reduced by NOLs from prior years.

     In addition to the cumulative effect adjustment on the statement of operations, the adoption of FAS 109 reduced goodwill amortization expense by $773,000 during 1994. Accordingly, income from continuing operations and net income increased by these same amounts. Earnings per common and common equivalent share increased by $.02.

                         ANACOMP, INC. AND SUBSIDIARIES

     If FAS 109 had been adopted beginning October 1, 1991, the following pro forma results would have been reported for the periods ended (in thousands except per share amounts):

                                                                    SEPTEMBER 30,
                                                       ---------------------------------------
                                                          1994          1993          1992
                                                       -----------   -----------   -----------
                                                                (IN THOUSANDS EXCEPT
                                                                 PER SHARE AMOUNTS)
                                                       (PRO FORMA)   (PRO FORMA)   (PRO FORMA)
    Income from continuing operations................    $ 7,754       $13,756       $20,598
    Net income.......................................      6,913        12,422        42,552
    Earnings per common and common equivalent
      share..........................................        .10           .24           .97

NOTE 11 -- COMMITMENTS AND CONTINGENCIES:

     Anacomp has commitments under long-term operating leases, principally for building space and data service center equipment. Lease terms generally cover periods from five to twelve years. The following summarizes the future minimum lease payments under all non-cancellable operating lease obligations, including the unfavorable lease commitments and vacant facilities discussed in Note 1, which extend beyond one year:

                                                                              YEAR ENDED
                                                                            SEPTEMBER 30,
                                                                            --------------
                                                                            (IN THOUSANDS)
    1995..................................................................     $ 28,097
    1996..................................................................       23,693
    1997..................................................................       15,360
    1998..................................................................       11,357
    1999..................................................................        5,768
    2000 and thereafter...................................................       31,846
                                                                            --------------
                                                                                116,121
    Less liabilities recorded as of September 30, 1994 related to unfavorable lease commitments and future lease costs for vacant
      facilities..........................................................      (12,330)
                                                                            --------------
                                                                               $103,791
                                                                            ============

     The total of future minimum rentals to be received under noncancellable subleases related to the above leases is $8,740,000. No material losses in excess of the liabilities recorded are expected in the future.

     In October 1992, Anacomp and Xerox Corp. announced a joint effort to develop a Xerox Compatibility Feature (XCF) that will enable the XFP 2000 to process and image Xerox high speed printing data streams. This effort will result in the XFP 2000 being able to output virtually all Xerox print data streams, including those containing fonts, forms, logos, signatures and other images on microfiche. At September 30, 1994, $350,000 remains to be paid related to services to be performed.

     Anacomp also executed a software license agreement with Xerox to use the XCF. The agreement obligates Anacomp to pay Xerox $1,277,000 as a prepayment for 100 software license fees. The payment is due upon final acceptance of the XCF scheduled for January 1995.

     In November 1993, Anacomp and Pennant Systems, a division of IBM, announced a joint effort to develop software which will allow Anacomp's XFP 2000 to process and image IBM Advanced Function Presentation (AFP) formatted data. This program will result in the XFP 2000 being able to interpret AFP data streams, including, as with the Xerox program, those containing fonts, logos, signatures and other images on microfiche.

                         ANACOMP, INC. AND SUBSIDIARIES

     As consideration for the development of the AFP, Anacomp agreed to pay Pennant Systems a development fee of $6,500,000 payable quarterly from January 1994, through April 1995. At September 30, 1994, $5,250,000 remains to be paid:
$2.5 million has been accrued; and $2.75 million relates to services to be performed.

     Anacomp also must pay Pennant Systems royalty payments for the licensed system installations over the next six years. The minimum royalty payments for years one through three is $1,500,000 per year and $1,000,000 per year for years four through six. In addition, Anacomp must pay Pennant Systems for ongoing system support which begins in December 1995 and continues for 10 years. The minimum system support payments over the 10-year period are $5,671,000.

     During 1994, the Company sold $5.9 million of lease receivables. Under the terms of the sales, the purchasers have recourse to the Company should the receivables prove to be uncollectible. The amount of the recourse at September 30, 1994 is $3.4 million.

     Anacomp also is involved in various claims and lawsuits incidental to its business and believes that the outcome of any of those matters will not have a material adverse effect on its consolidated financial position or results of operations.

NOTE 12 -- SUPPLEMENTARY INCOME STATEMENT INFORMATION:

                                                              YEAR ENDED SEPTEMBER 30,
                                                            -----------------------------
                                                             1994       1993       1992
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
    FROM CONTINUING OPERATIONS:
      Maintenance and repairs.............................  $12,759    $11,765    $12,227
      Depreciation and amortization:
         Property and equipment...........................   17,524     17,149     20,531
         Deferred software costs..........................    3,673      2,873      1,619
         Intangible assets................................   13,418     12,984     12,419
      Rent and lease expense..............................   19,371     19,312     18,825

NOTE 13 -- OTHER ACCRUED LIABILITIES:

     Other accrued liabilities consist of the following:

                                                                          YEAR ENDED
                                                                         SEPTEMBER 30,
                                                                      -------------------
                                                                       1994        1993
                                                                      -------     -------
                                                                         (IN THOUSANDS)
    Deferred profit on sale/leaseback transactions................    $ 9,165     $ 4,890
    EPA reserve...................................................      6,420       9,530
    Accrued lease reserve.........................................      3,427       6,081
    Other.........................................................     16,015      16,937
                                                                      -------     -------
                                                                      $35,027     $37,438
                                                                      ========    ========

     Xidex was designated by the United States Environmental Protection Agency
(EPA) as a potentially responsible party for investigatory and cleanup costs incurred by state and federal authorities involving locations included on a list of EPA's priority sites for investigation and remedial action under the federal Comprehensive Environmental Response, Compensation, and Liability Act. The EPA reserve noted above relates to its estimated liability for cleanup costs for the aforementioned location and other sites. No material losses are expected in excess of the liabilities recorded above.

                         ANACOMP, INC. AND SUBSIDIARIES

NOTE 14 -- EARNINGS PER SHARE:

     The computation of earnings per share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options, exercise of warrants and acquisitions. Fully diluted earnings per share also reflect additional dilution related to stock options, due to the use of the market price at the end of the period, when higher than the average price for the period.

     The weighted average number of common and common equivalent shares used to compute earnings per share is:

                                                           YEAR ENDED SEPTEMBER 30,
                                                     ------------------------------------
                                                        1994         1993         1992
                                                     ----------   ----------   ----------
     For earnings per common and common equivalent
       share.......................................  46,691,337   42,749,933   41,712,865
     For earnings per share assuming full
       dilution....................................  46,890,599   42,964,380   42,771,365

NOTE 15 -- INTERNATIONAL OPERATIONS:

     Anacomp's international operations are conducted principally through subsidiaries, a substantial portion of whose operations are located in Western Europe. Information as to U.S. and international operations for the years ended September 30, 1994, 1993 and 1992 is as follows:

                                               U.S.     INTERNATIONAL   ELIMINATION   CONSOLIDATED
                                             --------   -------------   -----------   ------------
                                                                (IN THOUSANDS)
     1994
     Customer sales........................  $421,339     $ 171,260      $       --     $592,599
     Inter-geographic......................    23,726            --         (23,726)          --
                                             --------   -------------   -----------   ------------
     Total sales...........................  $445,065     $ 171,260      $  (23,726)    $592,599
                                             =========   ==========       =========   ==========
     Operating income......................  $ 60,794     $  18,783      $       --     $ 79,577
                                             =========   ==========       =========   ==========
     Identifiable assets...................  $551,147     $ 107,492      $       --     $658,639
                                             =========   ==========       =========   ==========

                                               U.S.     INTERNATIONAL   ELIMINATION   CONSOLIDATED
                                             --------   -------------   -----------   ------------
                                                                (IN THOUSANDS)
     1993
     Customer sales........................  $414,726     $ 175,482      $       --     $590,208
     Inter-geographic......................    26,101            --         (26,101)          --
                                             --------   -------------   -----------   ------------
     Total sales...........................  $440,827     $ 175,482      $  (26,101)    $590,208
                                             =========   ==========       =========   ==========
     Operating income......................  $ 66,883     $  21,751      $       --     $ 88,634
                                             =========   ==========       =========   ==========
     Identifiable assets...................  $539,328     $ 104,220      $       --     $643,548
                                             =========   ==========       =========   ==========

                                               U.S.     INTERNATIONAL   ELIMINATION   CONSOLIDATED
                                             --------   -------------   -----------   ------------
                                                                (IN THOUSANDS)
     1992
     Customer sales........................  $433,951     $ 194,989      $       --     $628,940
     Inter-geographic......................    35,806            --         (35,806)          --
                                             --------   -------------   -----------   ------------
     Total sales...........................  $469,757     $ 194,989      $  (35,806)    $628,940
                                             =========   ==========       =========   ==========
     Operating income......................  $ 71,312     $  28,990      $       --     $100,302
                                             =========   ==========       =========   ==========
     Identifiable assets...................  $569,132     $ 112,429      $       --     $681,561
                                             =========   ==========       =========   ==========

                         ANACOMP, INC. AND SUBSIDIARIES

NOTE 16 -- QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER
                                               --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     FISCAL 1994
     Revenues................................  $138,783   $146,263   $145,123   $162,430
     Gross profit............................    42,491     41,857     40,656     47,112
     Income from continuing operations.......     2,140      1,071      2,260      2,325
     Loss from discontinued operations.......      (239)      (214)      (200)      (188)
     Cumulative effect on prior years of a
       change in accounting for income
       taxes.................................     8,000         --         --         --
                                               --------   --------   --------   --------
               Net income....................  $  9,901   $    857   $  2,060   $  2,137
                                               =========  =========  =========  =========
     Earnings per common share (primary):
       Before discontinued operations,
          extraordinary credit and cumulative
          effect of accounting change........  $    .04   $    .01   $    .04   $    .04
               Net income....................       .21        .01        .03        .03
     Earnings per common share (fully
       diluted):
       Before discontinued operations,
          extraordinary credit and cumulative
          effect of accounting change........  $    .04   $    .01   $    .04   $    .04
               Net income....................       .21        .01        .03        .03

                                                FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER
                                               --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     FISCAL 1993
     Revenues................................  $141,152   $144,284   $140,409   $164,363
     Gross profit............................    42,039     44,689     43,686     55,042
     Income from continuing operations.......     1,674      1,850      2,447      7,054
     Loss from discontinued operations.......      (362)      (349)      (338)      (285)
     Extraordinary credit-reduction of income
       taxes arising from utilization of tax
       loss carryforwards....................       700        900      1,100      4,200
                                               --------   --------   --------   --------
               Net income....................  $  2,012   $  2,401   $  3,209   $ 10,969
                                               =========  =========  =========  =========
     Earnings per common share (primary):
       Before discontinued operations and
          extraordinary credit...............  $    .03   $    .03   $    .04   $    .16
               Net income....................       .04        .04        .06        .25
     Earnings per common share (fully
       diluted):
       Before discontinued operations and
          extraordinary credit...............  $    .03   $    .03   $    .04   $    .16
               Net income....................       .04        .04        .06        .25

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Prospectus Summary.....................   3
Risk Factors...........................   9
The Refinancing........................  15
Use of Proceeds........................  16
Capitalization.........................  17
Selected Consolidated Operating and
  Financial Data.......................  18
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................  19
Data Storage and Management Industry...  23
Business...............................  25
Management.............................  36
Description of the Notes...............  39
Description of Other Indebtedness......  71
Underwriting...........................  74
Legal Matters..........................  74
Experts................................  74
Index to Consolidated Financial
  Statements........................... F-1

$225,000,000

ANACOMP, INC.

      % SENIOR SECURED
NOTES DUE 2002
- ----------------------------------------------------------
SALOMON BROTHERS INC
- ------------------------------------------------------------------

PROSPECTUS
DATED                , 1995

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be paid by the registrant in connection with this offering (other than the underwriting discount and commission) are estimated as follows:

    Registration Fee under the Securities Act of 1933.........................  $77,587
    NASD Filing Fee...........................................................   23,000
    Printing Expenses.........................................................        *
    Accounting Fees and Expenses..............................................        *
    Legal Fees and Expenses...................................................        *
    Blue Sky Fee and Expenses.................................................        *
    Miscellaneous Expenses....................................................        *
                                                                                -------
              Total...........................................................  $     *
                                                                                ========

- ---------------

* To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Chapter 37 of the Indiana Business Corporation Law (the "Corporation Law") and the Restated Articles of Incorporation of the Company provide for or permit indemnification of directors and officers of the Company under certain circumstances. The indemnification provided is applicable to claims, actions, suits or proceedings whether arising from actions or omissions to act in the director's or officer's official capacity and as to action in any other capacity while holding such office.

     Article VIII, Section 5, of the Company's Restated Articles of Incorporation provides that directors are immune from liability for any action taken or failure to take any action to the fullest extent permitted by the Corporation Law and by general principles of corporate law. The Corporation Law requires that such action or failure to take action must constitute willful misconduct or recklessness for a director to be held personally liable.

ITEM 16.  EXHIBITS

     The following instruments and documents are included as exhibits to this Registration Statement and are filed herewith unless otherwise indicated. Exhibits incorporated by reference are so indicated by parenthetical information.

 *1.1    --  Form of Underwriting Agreement dated           , 1995, between the Company, as
             issuer, and Salomon Brothers Inc, as underwriter.
 *4.1    --  Form of Indenture dated as of      , 1995, between the Company, as issuer, and
                  , as trustee, with respect to the securities being registered.
 *4.2    --  Form of Security and Pledge Agreement dated as of      , 1995, between the Company
             and           , as trustee.
 *5.1    --  Opinion of Cadwalader, Wickersham & Taft as to the legality of the securities being registered.
 12.1    --  Statement re computation of ratios of earnings to fixed charges.
*23.1    --  Consent of Cadwalader, Wickersham & Taft (contained in the opinion filed as
             Exhibit 5.1 hereof).
 23.2    --  Consent of Arthur Andersen LLP

 24.1    --  Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included on the signature page contained in Part II hereof).
*25      --  Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of a
             Corporation designated to act as Trustee (bound separately).

- ---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDIANAPOLIS, STATE OF INDIANA, ON JANUARY 20, 1995.

                                          ANACOMP, INC.
                                          (Registrant)

                                          By:     /s/  LOUIS P. FERRERO
                                             -----------------------------------
                                                      Louis P. Ferrero
                                                  Chief Executive Officer,
                                                 and Chairman of the Board

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis P. Ferrero, Jack R. O'Donnell and George C. Gaskin, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------

                /s/  LOUIS P. FERRERO           Chief Executive Officer,        January 20, 1995
- ---------------------------------------------     and Chairman of the
              Louis P. Ferrero                    Board

               /s/  JACK R. O'DONNELL           Executive Vice                  January 20, 1995
- ---------------------------------------------     President, Treasurer
              Jack R. O'Donnell                   and Chief Financial
                                                  Officer

               /s/  DONALD L. VILES             Vice President and              January 20, 1995
- ---------------------------------------------     Controller
               Donald L. Viles

                  /s/  J. MARK WOODS            President, Chief                January 20, 1995
- ---------------------------------------------     Operating Officer and
                J. Mark Woods                     Director

                /s/  CLARK A. JOHNSON           Director                        January 20, 1995
- ---------------------------------------------
              Clark A. Johnson

                /s/  RICHARD E. NEAL            Director                        January 20, 1995
- ---------------------------------------------
               Richard E. Neal

                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------

               /s/  ROGER S. PALAMARA           Director                        January 20, 1995
- ---------------------------------------------
              Roger S. Palamara

                  /s/  PAUL G. ROLAND           Director                        January 20, 1995
- ---------------------------------------------
               Paul G. Roland

          /s/  FREDERICK W. ZUCKERMAN           Director                        January 20, 1995
- ---------------------------------------------
           Frederick W. Zuckerman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                         EXHIBIT
- ------   -----------------------------------------------------------------------------------
  *1.1   Form of Underwriting Agreement, dated           , 1995, by and between the Company,
         as issuer, and Salomon Brothers Inc, as underwriter
  *4.1   Form of Indenture dated as of           , 1995, between the Company, as issuer, and
                , as trustee, with respect to the securities being registered
  *4.2   Form of Security and Pledge Agreement dated as of           , 1995, between the
         Company and           , as trustee
  *5.1   Opinion of Cadwalader, Wickersham & Taft as to the legality of the securities being registered
  12.1   Statement re computation of ratios of earnings to fixed charges
 *23.1   Consent of Cadwalader, Wickersham & Taft (contained in the opinion filed as Exhibit
         5.1 hereof)
  23.2   Consent of Arthur Andersen LLP
  24.1   Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included on the signature page contained in Part II hereof)
 *25     Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of a
         Corporation designated to act as Trustee (bound separately)

- ---------------

* To be filed by amendment